As filed with the Securities and Exchange Commission on June 25, 1997
Registration No. 2-58774
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-14
REGISTRATION STATEMENT

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
                                            UNDER THE SECURITIES ACT OF 1933



       Pre-Effective Amendment No.               [ ]



       Post-Effective Amendment No.             [ ]


Fidelity Court Street Trust
(Exact Name of Registrant as Specified in Charter)
82 Devonshire St., Boston, MA   02109
(Address Of Principal Executive Offices)
Registrant's Telephone Number  (617) 563-7000
Arthur S. Loring, Secretary
82 Devonshire Street
Boston, MA 02109
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933.

The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) under the Investment
Company Act of 1940; accordingly, no fee is payable herewith because of reliance upon Rule 24f-2. A Rule 24f-2 Notice for the Registrant's most recent fiscal year ended November 30, 1996 was filed with the Commission on January 20, 1997. Pursuant to Rule 429, this Registration Statement relates to shares previously registered on Form N-1A.
It is proposed that this filing will become effective on July 25, 1997, pursuant to Rule 488.

FIDELITY MUNICIPAL INCOME FUND
CONTENTS OF REGISTRATION STATEMENT
This Registration Statement contains the following papers and documents:

Facing Page
Contents of Registration Statement
Cross Reference Sheet
Solicitation Letters to Shareholders
Forms of Proxy Card
Notice of Special Meeting
Part A - Proxy Statement and Prospectus
Part B- Statement of Additional Information
Part C - Other Information
Signature Page
Exhibits
FIDELITY COURT STREET TRUST:
FIDELITY MUNICIPAL INCOME FUND
FORM N-14 CROSS REFERENCE SHEET
PART A

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Form N-14 Item Number and Caption                    Prospectus/Proxy Statement Caption

1. Beginning of Registration Statement and Out-      Cover Page
 side Front Cover Page of Prospectus

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
2. Beginning and Outside Back Cover Page of Pro-       Table of Contents
  spectus



3. Fee Tables, Synopsis Information and Risk Fac-      Synopsis; Comparative Fee Tables; Comparison of
  tors                                                 Principal Risk Factors; The Proposed Transactions;
                                                       Attachment 2.

4. Information About the Transactions                  Synopsis; The Proposed Transactions; Exhibit 1;
                                                       Exhibit 2; Exhibit 3

5. Information About the Registrant                    Synopsis; Comparison of Principal Risk Factors;
                                                       Miscellaneous; Additional Information About
                                                       Fidelity Municipal Income Fund; Prospectus of
                                                       Fidelity Municipal Income Fund; Attachment 1

6. Information About the Company Being Acquired        Cover Page; Synopsis; Comparison of Principal Risk
                                                       Factors; Miscellaneous; Prospectuses of Spartan
                                                       Municipal Income Fund, Spartan Arizona Municipal
                                                       Income Fund, and Spartan Maryland Municipal
                                                       Income Fund

7. Voting Information                                  Voting Information

8. Interest of Certain Persons and Experts             Not Applicable

9. Additional Information Required for Reoffering      Not Applicable
  by Persons Deemed to be
Underwriters

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PART B
Item Number and Caption   Statement of Additional Information Caption


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
10. Cover Page                                       Cover Page

11. Table of Contents                                Table of Contents

12. Additional Information About the Registrant      Prospectus and Statement of Additional
                                                     Information of Fidelity Municipal Income
                                                     Fund

13. Additional Information About the Company Be-     Not applicable
  ing Acquired

14. Financial Statements                             Financial Statements included in the Annual
                                                     Reports of Spartan Municipal Income Fund,
                                                     Spartan Arizona Municipal Income Fund,
                                                     and Spartan Maryland Municipal Income
                                                     Fund for the Fiscal Year Ended August 31,
                                                     1996; Financial Statements included in the
                                                     Annual Report of Fidelity Municipal Income
                                                     Fund for the Fiscal Year Ended November
                                                     30, 1997.

                                                     Financial Statements included in the
                                                     Semi-Annual Reports of Spartan Municipal
                                                     Income Fund, Spartan Arizona Municipal
                                                     Income Fund, and Spartan Maryland
                                                     Municipal Income Fund for the fiscal period
                                                     ended February 28, 1997.
                                                     Pro-Forma Financial Statements for the
                                                     period ended April 30, 1997.


Part C                                               Information required to be included in Part C
                                                     is set forth under the appropriate item so
                                                     numbered in Part C of this Registration
                                                     Statement.



IMPORTANT
PROXY MATERIALS
PLEASE CAST YOUR VOTE NOW!
SPARTAN ARIZONA MUNICIPAL INCOME FUND
Dear Shareholder:
I am writing to ask you for your vote on the important proposal to merge Spartan Arizona Municipal Income Fund (Spartan AZ Income) into Fidelity Municipal Income Fund (Fidelity Municipal Income). A shareholder meeting will be held on October 6, 1997, and votes submitted in time to be counted at the meeting will decide whether the merger takes place. This package contains information about the proposal and includes all the materials you will need to vote by mail.
The fund's Board of Trustees has reviewed the proposed merger and recommends presenting the proposal to shareholders to approve the merger of the fund into Fidelity Municipal Income. The Trustees, most of whom are not affiliated with Fidelity, are responsible for protecting your interests as a shareholder. The Trustees determined that the merger is in shareholders' best interest. However, the final decision is up to you.
Please read the enclosed materials and cast your vote on the proxy card promptly. The matters to be voted on are important and directly affect your investment. As a shareholder, you are entitled to one vote for each dollar of net asset value you own of the fund on the record date. YOUR VOTE IS EXTREMELY IMPORTANT, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.
The merger would give shareholders of Spartan AZ Income the opportunity to participate in a larger fund that seeks to provide a high level of current income free from federal income tax. Fidelity Municipal Income differs from Spartan AZ Income which seeks income free from both federal and Arizona personal income tax. The surviving fund would also have lower expenses guaranteed for a period of more than two years.
The following Q&A will assist you in understanding the proposal. The enclosed materials include a detailed description of the funds and the proposed merger.
VOTING BY MAIL IS QUICK AND EASY. EVERYTHING YOU NEED IS ENCLOSED. We encourage you to exercise your right as a shareholder and to vote promptly. To cast your vote, simply complete the proxy card enclosed in this package. Be sure to sign the card before mailing it in the postage-paid envelope.
If you have any questions before you vote, please call us at 1-800-544-8888. We will be glad to help you get your vote in quickly. Thank you for your participation in this important initiative for your fund.
Sincerely,
[signature]
Edward C. Johnson 3d
President

Important information to help you understand and vote on the proposals Please read the full text of the enclosed proxy statement. Below is a brief overview of the matters to be voted upon. Your vote is important.
If you have any questions regarding the proposals, please call us at 1-800-544-8888. We appreciate you placing your trust in Fidelity and look forward to helping you achieve your financial goals.
WHAT PROPOSAL AM I BEING ASKED TO VOTE ON?
SPARTAN ARIZONA MUNICIPAL INCOME FUND
(solid bullet) (solid bullet)To approve a merger of Spartan Arizona Municipal Income Fund into Fidelity Municipal Income Fund. (Proposal 2) Each fund discussed in the proxy statement votes separately on the merger proposals. It will not be necessary for all three proposals to be approved for any one of them to take place.
ARE THERE DIFFERENCES IN THE INVESTMENT OBJECTIVES OF THE FUNDS BEING
MERGED?
SPARTAN AZ INCOME differs from Fidelity Municipal Income in that Spartan AZ Income is a state municipal bond fund and Fidelity Municipal Income is a federal municipal bond fund. Spartan AZ Income seeks income free from federal and Arizona personal income tax. Normally, at least 65% of the fund's total assets are invested in Arizona municipal securities.
WHO IS THE FUND MANAGER FOR THESE FUNDS?
Jonathan Short currently manages Spartan AZ Income. David Murphy currently manages Fidelity Municipal Income and is expected to manage the combined fund.
HOW DO THE EXPENSE STRUCTURES AND FEES OF THE FUNDS COMPARE? IS THERE A BENEFIT TO ME?
Both funds currently have the same expenses, equal to 0.55% of their assets per year. The combined fund's expenses would be lower, at 0.53%, through December 31, 1999.
Although the funds' expenses are currently the same, they have different contracts with Fidelity Management & Research Company (FMR). SPARTAN AZ INCOME pays an "all-inclusive" management fee to FMR at a rate of 0.55% of average net assets which covers substantially all fund expenses.
FIDELITY MUNICIPAL INCOME has an expense structure that charges separately for management fees and other operating expenses. As of April 1, 1997, FMR has voluntarily agreed to reimburse the fund to the extent that the total operating expenses exceed 0.55% of average net assets.
If the merger is approved, the combined fund will retain Fidelity Municipal Income's current expense structure. However, FMR has agreed to limit the combined fund's expenses to 0.53% of average net assets through December 31, 1999. This represents an expense reduction of 0.02% of the fund's average net assets per year. After that date, the combined fund's expenses could increase or decrease.
WHAT WILL BE THE NAME OF THE SURVIVING FUND AFTER THE MERGERS ARE COMPLETE? If shareholders of Spartan Municipal Income approve the merger of their fund into Fidelity Municipal Income, the combined fund's name will be changed to Spartan Municipal Income Fund. This is Proposal 1 in the enclosed proxy statement.
WHAT IF THERE ARE NOT ENOUGH VOTES TO REACH QUORUM BY THE SCHEDULED SHAREHOLDER MEETING DATE?
If enough people do not vote, we will need to take further action. We or outside solicitors may contact you by mail, telephone, facsimile, or by personal interview. Therefore, we encourage shareholders to vote as soon as they review the enclosed proxy materials to avoid additional mailings, telephone calls or other solicitations.
If quorum is not reached by the time of the Shareholder Meeting (October 6, 1997), the meeting may be adjourned to permit further solicitation of proxy votes.
IF THE PROPOSAL FOR MY FUND IS NOT APPROVED, WILL FIDELITY PROPOSE LIQUIDATING THE FUND?
If the proposal to merge your fund is not approved by shareholders, the Board may consider other options, including a proposal to liquidate the fund.
WHAT ARE THE FEDERAL TAX IMPLICATIONS OF THE MERGER?
The mergers will not be a taxable event (i.e., no gain or loss will be recognized) to any fund or its shareholders.
WHAT WILL BE THE SIZE OF FIDELITY MUNICIPAL INCOME AFTER THE MERGER AND HOW HAS THE FUND PERFORMED?
If all three proposals discussed in the proxy statement pass, the combined fund will have over $2 billion in assets.
For calendar year 1995, Fidelity Municipal Income returned 16.18% compared with 17.45% for the Lehman Brothers Municipal Bond Index. For calendar year 1996, Fidelity Municipal Income returned 4.94% compared with 4.43% for the Lehman Brothers Municipal Bond Index.
HOW WILL YOU DETERMINE THE NUMBER OF SHARES OF FIDELITY MUNICIPAL INCOME THAT I WILL RECEIVE?
The Closing Date is October 23, 1997. As of 4 p.m. Eastern time on the Closing Date, shareholders will receive the number of full and fractional shares of Fidelity Municipal Income that is equal in value to the aggregate net asset value of their shares on that date.
If the Shareholder Meeting is adjourned, or if other circumstances arise, the Closing Date may be adjusted.
WHAT IMPACT WILL THE MERGER HAVE ON THE SHARE PRICE OF FIDELITY MUNICIPAL
INCOME?
The net asset value per share of Fidelity Municipal Income will not be changed by the merger.
WHAT ARE MY OTHER INVESTMENT ALTERNATIVES?
Fidelity offers Spartan Arizona Municipal Money Market Fund, a money market fund that invests in high quality, short-term municipal securities and seeks current income exempt from federal and Arizona state personal income tax. As a money market fund, it seeks to maintain a stable net asset value. The total return on Spartan Arizona Municipal Money Market Fund for calendar 1996 was 3.35%.
Additional Arizona municipal bond funds are available through Fidelity by calling FundsNetwork at 1-800-544-9697.

HOW DO I VOTE MY SHARES?
You can vote your shares by completing and signing the enclosed proxy card, and mailing it in the enclosed postage paid envelope. If you need any assistance, or have any questions regarding the proposals or how to vote your shares, please call us at 1-800-544-8888.


IMPORTANT
PROXY MATERIALS
PLEASE CAST YOUR VOTE NOW!
SPARTAN MARYLAND MUNICIPAL INCOME FUND
Dear Shareholder:
I am writing to ask you for your vote on the important proposal to merge Spartan Maryland Municipal Income Fund (Spartan MD Income) into Fidelity Municipal Income Fund (Fidelity Municipal Income). A shareholder meeting will be held on October 6, 1997, and votes submitted in time to be counted at the meeting will decide whether the merger takes place. This package contains information about the proposal and includes all the materials you will need to vote by mail.
The fund's Board of Trustees has reviewed the proposed merger and recommends presenting the proposal to shareholders to approve the merger of the fund into Fidelity Municipal Income. The Trustees, most of whom are not affiliated with Fidelity, are responsible for protecting your interests as a shareholder. The Trustees determined that the merger is in shareholders' best interest. However, the final decision is up to you. Please read the enclosed materials and cast your vote on the proxy card promptly. The matters to be voted on are important and directly affect your investment. As a shareholder, you are entitled to one vote for each dollar of net asset value you own of the fund on the record date. YOUR VOTE IS EXTREMELY IMPORTANT, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.
The merger would give shareholders of Spartan MD Income the opportunity to participate in a larger fund that seeks to provide a high level of current income free from federal income tax. Fidelity Municipal Income differs from Spartan MD Income which seeks income free from both federal and Maryland state and county income taxes. The surviving fund would also have lower expenses guaranteed for a period of more than two years.
The following Q&A will assist you in understanding the proposal. The enclosed materials include a detailed description of the funds and the proposed merger.
VOTING BY MAIL IS QUICK AND EASY. EVERYTHING YOU NEED IS ENCLOSED. We encourage you to exercise your right as a shareholder and to vote promptly. To cast your vote, simply complete the proxy card enclosed in this package. Be sure to sign the card before mailing it in the postage-paid envelope.
If you have any questions before you vote, please call us at 1-800-544-8888. We will be glad to help you get your vote in quickly. Thank you for your participation in this important initiative for your fund.
Sincerely,
[signature]
Edward C. Johnson 3d
President
Important information to help you understand and vote on the proposals Please read the full text of the enclosed proxy statement. Below is a brief overview of the matters to be voted upon. Your vote is important.
If you have any questions regarding the proposals, please call us at 1-800-544-8888. We appreciate you placing your trust in Fidelity and look forward to helping you achieve your financial goals.
WHAT PROPOSALS AM I BEING ASKED TO VOTE ON?
SPARTAN MARYLAND MUNICIPAL INCOME FUND
(solid bullet) (solid bullet)To approve a merger of Spartan Maryland Municipal Income Fund into Fidelity Municipal Income Fund. (Proposal 3) Each fund discussed in the proxy statement votes separately on the merger proposals. It will not be necessary for all three proposals to be approved for any one of them to take place.
ARE THERE DIFFERENCES IN THE INVESTMENT OBJECTIVES OF THE FUNDS BEING
MERGED?
SPARTAN MD INCOME differs from Fidelity Municipal Income in that Spartan MD Income is a state municipal bond fund and Fidelity Municipal Income is a federal municipal bond fund. Spartan MD Income seeks income free from federal and Maryland state and county income tax. Normally, at least 65% of the fund's total assets are invested in Maryland municipal securities. WHO IS THE FUND MANAGER FOR THESE FUNDS?
David Murphy currently manages both Fidelity Municipal Income and Spartan MD Income funds. David Murphy is expected to manage the combined fund.
HOW DO THE EXPENSE STRUCTURES AND FEES OF THE FUNDS COMPARE? IS THERE A BENEFIT TO ME?
Both funds currently have the same expenses, equal to 0.55% of their assets per year. The combined fund's expenses would be lower, at 0.53%, through December 31, 1999.
Although the funds' expenses are currently the same, they have different contracts with Fidelity Management & Research Company (FMR). SPARTAN MD INCOME pays an "all-inclusive" management fee to FMR at a rate of 0.55% of average net assets which covers substantially all fund expenses.
FIDELITY MUNICIPAL INCOME has an expense structure that charges separately for management fees and other operating expenses. As of April 1, 1997, FMR has voluntarily agreed to reimburse the fund to the extent that the total operating expenses exceed 0.55% of average net assets.
If the merger is approved, the combined fund will retain Fidelity Municipal Income's current expense structure. However, FMR has agreed to limit the combined fund's expenses to 0.53% of average net assets through December 31, 1999. This represents an expense reduction of 0.02% of the fund's average net assets per year. After that date, the combined fund's expenses could increase or decrease.
WHAT WILL BE THE NAME OF THE SURVIVING FUND AFTER THE MERGERS ARE COMPLETE? If shareholders of Spartan Municipal Income approve the merger of their fund into Fidelity Municipal Income, the combined fund's name will be changed to Spartan Municipal Income Fund. This is Proposal 1 in the enclosed proxy statement.
WHAT IF THERE ARE NOT ENOUGH VOTES TO REACH QUORUM BY THE SCHEDULED SHAREHOLDER MEETING DATE?
If enough people do not vote, we will need to take further action. We or outside solicitors may contact you by mail, telephone, facsimile, or by personal interview. Therefore, we encourage shareholders to vote as soon as they review the enclosed proxy materials to avoid additional mailings, telephone calls or other solicitations.
If quorum is not reached by the time of the Shareholder Meeting (October 6, 1997), the meeting may be adjourned to permit further solicitation of proxy votes.
IF THE PROPOSAL FOR MY FUND IS NOT APPROVED, WILL FIDELITY PROPOSE LIQUIDATING THE FUND?
If the proposal to merge your fund is not approved by shareholders, the Board may consider other options including a proposal to liquidate the fund.
WHAT ARE THE FEDERAL TAX IMPLICATIONS OF THE MERGER?
The mergers will not be a taxable event (i.e., no gain or loss will be recognized) to any fund or its shareholders.
WHAT WILL BE THE SIZE OF FIDELITY MUNICIPAL INCOME AFTER THE MERGER AND HOW HAS THE FUND PERFORMED?
If all three proposals discussed in the proxy statement pass, the combined fund will have over $2 billion in assets.
For calendar year 1995, Fidelity Municipal Income returned 16.18% compared with 17.45% for the Lehman Brothers Municipal Bond Index. For calendar year 1996, Fidelity Municipal Income returned 4.94% compared with 4.43% for the Lehman Brothers Municipal Bond Index.
HOW WILL YOU DETERMINE THE NUMBER OF SHARES OF FIDELITY MUNICIPAL INCOME THAT I WILL RECEIVE?
The Closing Date is October 23, 1997. As of 4 p.m. Eastern time on the Closing Date, shareholders will receive the number of full and fractional shares of Fidelity Municipal Income that is equal in value to the aggregate net asset value of their shares on that date.
If the Shareholder Meetings are adjourned, or if other circumstances arise, the Closing Date may be adjusted.
WHAT IMPACT WILL THE MERGER HAVE ON THE SHARE PRICE OF FIDELITY MUNICIPAL
INCOME?
The net asset value per share of Fidelity Municipal Income will not be changed by the merger.
WHAT ARE MY OTHER INVESTMENT ALTERNATIVES?
Additional Maryland municipal bond funds are available through Fidelity by calling FundsNetwork at 1-800-544-9697.
HOW DO I VOTE MY SHARES?
You can vote your shares by completing and signing the enclosed proxy card, and mailing it in the enclosed postage paid envelope. If you need any assistance, or have any questions regarding the proposals or how to vote your shares, please call us at 1-800-544-8888.


IMPORTANT
PROXY MATERIALS
PLEASE CAST YOUR VOTE NOW!
SPARTAN MUNICIPAL INCOME FUND
Dear Shareholder:
I am writing to ask you for your vote on the important proposal to merge Spartan Municipal Income Fund (Spartan Municipal Income) into Fidelity Municipal Income Fund (Fidelity Municipal Income). A shareholder meeting will be held on October 6, 1997, and votes submitted in time to be counted at the meeting will decide whether the merger takes place. This package contains information about the proposal and includes all the materials you will need to vote by mail.
The fund's Board of Trustees has reviewed the proposed merger and recommends presenting the proposal to shareholders to approve the merger of the fund into Fidelity Municipal Income. The Trustees, most of whom are not affiliated with Fidelity, are responsible for protecting your interests as a shareholder. The Trustees determined that the merger is in shareholders' best interest. However, the final decision is up to you.
Please read the enclosed materials and cast your vote on the proxy card promptly. The matters to be voted on are important and directly affect your investment. As a shareholder, you are entitled to one vote for each dollar of net asset value you own of the fund on the record date. YOUR VOTE IS EXTREMELY IMPORTANT, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.
The merger would give shareholders of Spartan Municipal Income the opportunity to participate in a larger fund that seeks to provide a high level of current income free from federal income tax. The surviving fund would also have lower expenses guaranteed for a period of more than two years. The following Q&A will assist you in understanding the proposal.
The enclosed materials include a detailed description of the funds and the proposed merger.
VOTING BY MAIL IS QUICK AND EASY. EVERYTHING YOU NEED IS ENCLOSED. We encourage you to exercise your right as a shareholder and to vote promptly. To cast your vote, simply complete the proxy card enclosed in this package. Be sure to sign the card before mailing it in the postage-paid envelope.
If you have any questions before you vote, please call us at 1-800-544-8888. We will be glad to help you get your vote in quickly. Thank you for your participation in this important initiative for your fund.
Sincerely,
[signature]
Edward C. Johnson 3d
President

Important information to help you understand and vote on the proposals Please read the full text of the enclosed proxy statement. Below is a brief overview of the matters to be voted upon. Your vote is important.
If you have any questions regarding the proposal, please call us at 1-800-544-8888. We appreciate you placing your trust in Fidelity and look forward to helping you achieve your financial goals.
WHAT PROPOSAL AM I BEING ASKED TO VOTE ON?
SPARTAN MUNICIPAL INCOME FUND
(solid bullet) (solid bullet)To approve a merger of Spartan Municipal Income Fund into Fidelity Municipal Income Fund. (Proposal 1)
Each fund discussed in the proxy statement votes separately on the merger proposals. It will not be necessary for all three proposals to be approved for any one of them to take place.
WHAT IS THE REASON FOR AND ADVANTAGES OF THESE MERGERS?
Fidelity believes it can offer you a simpler and more efficient municipal product line if the two funds are combined into one. Shareholders would benefit from the more efficient product line through lower expenses, guaranteed for more than two years.
ARE THERE DIFFERENCES IN THE INVESTMENT OBJECTIVES OF THE FUNDS BEING
MERGED?
SPARTAN MUNICIPAL INCOME and Fidelity Municipal Income have identical investment objectives.
WHO IS THE FUND MANAGER FOR THESE FUNDS?
David Murphy currently manages both Fidelity Municipal Income and Spartan Municipal Income funds. David Murphy is expected to manage the combined fund.
HOW DO THE EXPENSE STRUCTURES AND FEES OF THE FUNDS COMPARE?
Both funds currently have the same expenses, equal to 0.55% of their assets per year. The combined fund's expenses would be lower, at 0.53%, through December 31, 1999.
Although the funds' expenses are currently the same, they have different contracts with Fidelity Management & Research Company (FMR). SPARTAN MUNICIPAL INCOME pays an "all-inclusive" management fee to FMR at a rate of 0.55% of average net assets which covers substantially all fund expenses. FIDELITY MUNICIPAL INCOME has an expense structure that charges separately for management fees and other operating expenses. As of April 1, 1997, FMR has voluntarily agreed to reimburse the fund to the extent that the total operating expenses exceed 0.55% of average net assets.
If the merger is approved, the combined fund will retain Fidelity Municipal Income's current expense structure. However, FMR has agreed to limit the combined fund's expenses to 0.53% of average net assets through December 31, 1999. This represents an expense reduction of 0.02% of the fund's average net assets per year. After that date, the combined fund's expenses could increase or decrease.
WHAT WILL BE THE NAME OF THE SURVIVING FUND AFTER THE MERGER IS COMPLETE? If shareholders of Spartan Municipal Income approve the merger of the fund into Fidelity Municipal Income, the combined fund's name will be changed to Spartan Municipal Income Fund.
WHAT IF THERE ARE NOT ENOUGH VOTES TO REACH QUORUM BY THE SCHEDULED SHAREHOLDER MEETING DATE?
If enough people do not vote, we will need to take further action. We or outside solicitors may contact you by mail, telephone, facsimile, or by personal interview. Therefore, we encourage shareholders to vote as soon as they review the enclosed proxy materials to avoid additional mailings, telephone calls or other solicitations.
If quorum is not reached by the time of the Shareholder Meeting (October 6,
1997), the meeting may be adjourned to permit further solicitation of proxy votes.
WHAT ARE THE FEDERAL TAX IMPLICATIONS OF THE MERGER?
The merger will not be a taxable event (i.e., no gain or loss will be recognized) to any fund or its shareholders.
WHAT WILL BE THE SIZE OF FIDELITY MUNICIPAL INCOME AFTER THE MERGERS AND HOW HAS THE FUND PERFORMED?
If all three merger proposals discussed in the proxy statement pass, the combined fund will have over $2 billion in assets.
For calendar year 1995, Fidelity Municipal Income returned 16.18% compared with 17.45% for the Lehman Brothers Municipal Bond Index. For calendar year 1996, Fidelity Municipal Income returned 4.94% compared with 4.43% for the Lehman Brothers Municipal Bond Index.
HOW WILL YOU DETERMINE THE NUMBER OF SHARES OF FIDELITY MUNICIPAL INCOME THAT I WILL RECEIVE?
The Closing Date is October 23, 1997. As of 4 p.m. Eastern time on the Closing Date, shareholders will receive the number of full and fractional shares of Fidelity Municipal Income that is equal in value to the aggregate net asset value of their shares on that date.
If the Shareholder Meeting is adjourned, or if other circumstances arise, the Closing Date may be adjusted.
WHAT IMPACT WILL THE MERGER HAVE ON THE SHARE PRICE OF FIDELITY MUNICIPAL
INCOME?
The net asset value per share of Fidelity Municipal Income will not be changed by the merger.
HOW DO I VOTE MY SHARES?
You can vote your shares by completing and signing the enclosed proxy card, and mailing it in the enclosed postage paid envelope. If you need any assistance, or have any questions regarding the proposals or how to vote your shares, please call us at 1-800-544-8888.
Vote this proxy card TODAY!  Your prompt response will
save the expense of additional mailings.
Return the proxy card in the enclosed envelope or mail to:
FIDELITY INVESTMENTS
Proxy Department
P.O. Box 9107
Hingham, MA 02043-9848
PLEASE DETACH AT PERFORATION BEFORE MAILING.
--------------------------------------------------------------------------
--------------------
FIDELITY UNION STREET TRUST: SPARTAN MARYLAND MUNICIPAL INCOME FUND
PROXY SOLICITED BY THE TRUSTEES
The undersigned, revoking previous proxies, hereby appoint(s) Edward C. Johnson 3d, Arthur S. Loring, and Gerald C. McDonough, or any one or more of them, attorneys, with full power of substitution, to vote all shares of Fidelity Union Street Trust: Spartan Maryland Municipal Income Fund which the undersigned is entitled to vote at the Special Meeting of Shareholders of the fund to be held at the office of the trust at 82 Devonshire St., Boston, MA 02109, on October 6, 1997 at 9:00 a.m Eastern time and at any adjournments thereof. All powers may be exercised by a majority of said proxy holders or substitutes voting or acting or, if only one votes and acts, then by that one. This Proxy shall be voted on the proposal described in the Proxy Statement as specified on the reverse side. Receipt of the Notice of the Meeting and the accompanying Proxy Statement is hereby acknowledged.
NOTE: Please sign exactly as your name appears on this Proxy. When signing in a fiduciary capacity, such as executor, administrator, trustee, attorney, guardian, etc., please so indicate. Corporate and partnership proxies should be signed by an authorized person indicating the person's title.
Date                                        _____________, 1997
_______________________________________
_______________________________________
      Signature(s) (Title(s), if applicable)
  PLEASE SIGN, DATE, AND RETURN
PROMPTLY IN ENCLOSED ENVELOPE
    cusip# 316448604/fund# 429

Please refer to the Proxy Statement discussion of this matter.
IF NO SPECIFICATION IS MADE, THE PROXY SHALL BE VOTED FOR THE PROPOSAL.
As to any other matter, said attorneys shall vote in accordance with their best judgment.
THE BOARD OF TRUSTEES RECOMMENDS A VOTE FOR THE FOLLOWING:
--------------------------------------------------------------------------
--------------------
__________________________________________________________________________
___________________

3.   To approve an Agreement and Plan of Reorganization         FOR [  ]    AGAINST [  ]    ABSTAIN [ ]   3.
     between Spartan Maryland Municipal Income Fund
     and Fidelity Municipal Income Fund, a fund of
     Fidelity Court Street Trust, providing for the transfer
     of all of the assets of Spartan Maryland Municipal
     Income Fund to Fidelity Municipal Income Fund in
     exchange solely for shares of beneficial interest of
     Fidelity Municipal Income Fund and the assumption
     by Fidelity Municipal Income Fund of Spartan
     Maryland Municipal Income Fund's liabilities,
     followed by the distribution of Fidelity Municipal
     Income Fund shares to shareholders of Spartan
     Maryland Municipal Income Fund in liquidation of
     Spartan  Maryland Municipal Income Fund.


SMD-PXC-0897    cusip# 316448604/fund# 429
Vote this proxy card TODAY!  Your prompt response will
save the expense of additional mailings.
Return the proxy card in the enclosed envelope or mail to:
FIDELITY INVESTMENTS
Proxy Department
P.O. Box 9107
Hingham, MA 02043-9848
PLEASE DETACH AT PERFORATION BEFORE MAILING.
--------------------------------------------------------------------------
--------------------
FIDELITY UNION STREET TRUST: SPARTAN MUNICIPAL INCOME FUND
PROXY SOLICITED BY THE TRUSTEES
The undersigned, revoking previous proxies, hereby appoint(s) Edward C. Johnson 3d, Arthur S. Loring, and Gerald C. McDonough, or any one or more of them, attorneys, with full power of substitution, to vote all shares of Fidelity Union Street Trust: Spartan Municipal Income Fund which the undersigned is entitled to vote at the Special Meeting of Shareholders of the fund to be held at the office of the trust at 82 Devonshire St., Boston, MA 02109, on October 6, 1997 at 9:00 a.m Eastern time and at any adjournments thereof. All powers may be exercised by a majority of said proxy holders or substitutes voting or acting or, if only one votes and acts, then by that one. This Proxy shall be voted on the proposal described in the Proxy Statement as specified on the reverse side. Receipt of the Notice of the Meeting and the accompanying Proxy Statement is hereby acknowledged.
NOTE: Please sign exactly as your name appears on this Proxy. When signing in a fiduciary capacity, such as executor, administrator, trustee, attorney, guardian, etc., please so indicate. Corporate and partnership proxies should be signed by an authorized person indicating the person's title.
Date                                        _____________, 1997
_______________________________________
_______________________________________
      Signature(s) (Title(s), if applicable)
  PLEASE SIGN, DATE, AND RETURN
PROMPTLY IN ENCLOSED ENVELOPE
    cusip# 316448208/fund# 424

Please refer to the Proxy Statement discussion of this matter.
IF NO SPECIFICATION IS MADE, THE PROXY SHALL BE VOTED FOR THE PROPOSAL.
As to any other matter, said attorneys shall vote in accordance with their best judgment.
THE BOARD OF TRUSTEES RECOMMENDS A VOTE FOR THE FOLLOWING:
--------------------------------------------------------------------------
--------------------
__________________________________________________________________________
___________________

1.   To approve an Agreement and Plan of Reorganization        FOR [  ]    AGAINST [  ]    ABSTAIN [ ]   1.
     between Spartan Municipal Income Fund and Fidelity
     Municipal Income Fund, a fund of Fidelity Court
     Street Trust, providing for the transfer of all of the
     assets of Spartan Municipal Income Fund to Fidelity
     Municipal Income Fund in exchange solely for shares
     of beneficial interest of Fidelity Municipal Income
     Fund and the assumption by Fidelity Municipal
     Income Fund of Spartan Municipal Income Fund's
     liabilities, followed by the distribution of Fidelity
     Municipal Income Fund shares to shareholders of
     Spartan Municipal Income Fund in liquidation of
     Spartan  Municipal Income Fund.


SMU-PXC-0897    cusip# 316448208/fund# 424
Vote this proxy card TODAY!  Your prompt response will
save the expense of additional mailings.
Return the proxy card in the enclosed envelope or mail to:
FIDELITY INVESTMENTS
Proxy Department
P.O. Box 9107
Hingham, MA 02043-9848
PLEASE DETACH AT PERFORATION BEFORE MAILING.
--------------------------------------------------------------------------
--------------------
FIDELITY UNION STREET TRUST: SPARTAN ARIZONA MUNICIPAL INCOME FUND
PROXY SOLICITED BY THE TRUSTEES
The undersigned, revoking previous proxies, hereby appoint(s) Edward C. Johnson 3d, Arthur S. Loring, and Gerald C. McDonough, or any one or more of them, attorneys, with full power of substitution, to vote all shares of Fidelity Union Street Trust: Spartan Arizona Municipal Income Fund which the undersigned is entitled to vote at the Special Meeting of Shareholders of the fund to be held at the office of the trust at 82 Devonshire St., Boston, MA 02109, on October 6, 1997 at 9:00 a.m Eastern time and at any adjournments thereof. All powers may be exercised by a majority of said proxy holders or substitutes voting or acting or, if only one votes and acts, then by that one. This Proxy shall be voted on the proposal described in the Proxy Statement as specified on the reverse side. Receipt of the Notice of the Meeting and the accompanying Proxy Statement is hereby acknowledged.
NOTE: Please sign exactly as your name appears on this Proxy. When signing in a fiduciary capacity, such as executor, administrator, trustee, attorney, guardian, etc., please so indicate. Corporate and partnership proxies should be signed by an authorized person indicating the person's title.
Date                                        _____________, 1997
_______________________________________
_______________________________________
      Signature(s) (Title(s), if applicable)
  PLEASE SIGN, DATE, AND RETURN
PROMPTLY IN ENCLOSED ENVELOPE
   cusip# 316448885/fund# 434

Please refer to the Proxy Statement discussion of this matter.
IF NO SPECIFICATION IS MADE, THE PROXY SHALL BE VOTED FOR THE PROPOSAL.
As to any other matter, said attorneys shall vote in accordance with their best judgment.
THE BOARD OF TRUSTEES RECOMMENDS A VOTE FOR THE FOLLOWING:
--------------------------------------------------------------------------
--------------------
__________________________________________________________________________
___________________

2.   To approve an Agreement and Plan of Reorganization          FOR [  ]    AGAINST [  ]    ABSTAIN [ ]   2.
     between Spartan Arizona Municipal Income Fund and
     Fidelity Municipal Income Fund, a fund of Fidelity
     Court Street Trust, providing for the transfer of all of
     the assets of Spartan Arizona Municipal Income Fund
     to Fidelity Municipal Income Fund in exchange solely
     for shares of beneficial interest of Fidelity Municipal
     Income Fund and the assumption by Fidelity
     Municipal Income Fund of Spartan Arizona
     Municipal Income Fund's liabilities, followed by the
     distribution of Fidelity Municipal Income Fund shares
     to shareholders of Spartan Arizona Municipal Income
     Fund in liquidation of Spartan  Arizona Municipal
     Income Fund.


SAZ-PXC-0897    cusip# 316448885/fund# 434

SPARTAN(registered trademark) MUNICIPAL INCOME FUND
SPARTAN(registered trademark) ARIZONA MUNICIPAL INCOME FUND
SPARTAN(registered trademark) MARYLAND MUNICIPAL INCOME FUND
FUNDS OF
FIDELITY UNION STREET TRUST

82 DEVONSHIRE STREET, BOSTON, MASSACHUSETTS 02109
1-800-544-8888
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of the above funds:
 NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the Meeting) of Spartan Municipal Income Fund, Spartan Arizona Municipal Income Fund, and Spartan Maryland Municipal Income Fund (the funds), will be held at the office of Fidelity Union Street Trust (the trust), 82 Devonshire Street, Boston, Massachusetts 02109 on October 6, 1997, at 9:00 a.m. Eastern time. The purpose of the Meeting is to consider and act upon the following proposals, and to transact such other business as may properly come before the Meeting or any adjournments thereof. Approval of each Reorganization will be determined solely by approval of the shareholders of the individual fund affected. It will not be necessary for all three Reorganizations to be approved for any one of them to take place.
 (1) To approve an Agreement and Plan of Reorganization between Spartan Municipal Income Fund and Fidelity Municipal Income Fund, a fund of Fidelity Court Street Trust, providing for the transfer of all of the assets of Spartan Municipal Income Fund to Fidelity Municipal Income Fund in exchange solely for shares of beneficial interest of Fidelity Municipal Income Fund and the assumption by Fidelity Municipal Income Fund of Spartan Municipal Income Fund's liabilities, followed by the distribution of Fidelity Municipal Income Fund shares to shareholders of Spartan Municipal Income Fund in liquidation of Spartan Municipal Income Fund.
 (2) To approve an Agreement and Plan of Reorganization between Spartan Arizona Municipal Income Fund and Fidelity Municipal Income Fund, a fund of Fidelity Court Street Trust, providing for the transfer of all of the assets of Spartan Arizona Municipal Income Fund to Fidelity Municipal Income Fund in exchange solely for shares of beneficial interest of Fidelity Municipal Income Fund and the assumption by Fidelity Municipal Income Fund of Spartan Arizona Municipal Income Fund's liabilities, followed by the distribution of Fidelity Municipal Income Fund shares to shareholders of Spartan Arizona Municipal Income Fund in liquidation of Spartan Arizona Municipal Income Fund.
 (3) To approve an Agreement and Plan of Reorganization between Spartan Maryland Municipal Income Fund and Fidelity Municipal Income Fund, a fund of Fidelity Court Street Trust, providing for the transfer of all of the assets of Spartan Maryland Municipal Income Fund to Fidelity Municipal Income Fund in exchange solely for shares of beneficial interest of Fidelity Municipal Income Fund and the assumption by Fidelity Municipal Income Fund of Spartan Maryland Municipal Income Fund's liabilities, followed by the distribution of Fidelity Municipal Income Fund shares to shareholders of Spartan Maryland Municipal Income Fund in liquidation of Spartan Maryland Municipal Income Fund.
 The Board of Trustees has fixed the close of business on August 11, 1997, as the record date for the determination of the shareholders of each of the funds entitled to notice of, and to vote at, such Meeting and any adjournments thereof.
By order of the Board of Trustees,
ARTHUR S. LORING, Secretary
August 11, 1997
YOUR VOTE IS IMPORTANT -
PLEASE RETURN YOUR PROXY CARD PROMPTLY.
SHAREHOLDERS ARE INVITED TO ATTEND THE MEETING IN PERSON. ANY SHAREHOLDER WHO DOES NOT EXPECT TO ATTEND THE MEETING IS URGED TO INDICATE VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD, DATE AND SIGN IT, AND RETURN IT IN THE ENVELOPE PROVIDED, WHICH NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN MAILING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.
INSTRUCTIONS FOR EXECUTING PROXY CARD
 The following general rules for executing proxy cards may be of assistance to you and help avoid the time and expense involved in validating your vote if you fail to execute your proxy card properly.
1. INDIVIDUAL ACCOUNTS: Your name should be signed exactly as it appears in the registration on the proxy card.
2. JOINT ACCOUNTS: Either party may sign, but the name of the party signing should conform exactly to a name shown in the registration.
3. ALL OTHER ACCOUNTS should show the capacity of the individual signing. This can be shown either in the form of the account registration itself or by the individual executing the proxy card. For example:
 REGISTRATION   VALID
                SIGNATURE

A. 1)   ABC Corp.                       John Smith,
                                        Treasurer

 2)     ABC Corp.                       John Smith,
                                        Treasurer

        c/o John Smith, Treasurer

B. 1)   ABC Corp. Profit Sharing Plan   Ann B. Collins,
                                        Trustee

 2)     ABC Trust                       Ann B. Collins,
                                        Trustee

 3)     Ann B. Collins, Trustee         Ann B. Collins,
                                        Trustee

        u/t/d 12/28/78

C. 1)   Anthony B. Craft, Cust.         Anthony B. Craft

        f/b/o Anthony B. Craft, Jr.

        UGMA


SPARTAN MUNICIPAL INCOME FUND
SPARTAN ARIZONA MUNICIPAL INCOME FUND
SPARTAN MARYLAND MUNICIPAL INCOME FUND
FUNDS OF
FIDELITY UNION STREET TRUST

82 DEVONSHIRE STREET, BOSTON, MASSACHUSETTS 02109
1-800-544-8888
PROXY STATEMENT AND PROSPECTUS
AUGUST 11, 1997
 This Proxy Statement and Prospectus (Proxy Statement) is being furnished to shareholders of Spartan Municipal Income Fund (Spartan Municipal Income), Spartan Arizona Municipal Income Fund (Spartan AZ Income), and Spartan Maryland Municipal Income Fund (Spartan MD Income) (the funds), funds of Fidelity Union Street Trust (the trust), in connection with the solicitation of proxies by the trust's Board of Trustees for use at the Special Meeting of Shareholders of Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income and at any adjournments thereof (the Meeting). The Meeting will be held on Monday, October 6, 1997 at 9:00 a.m. Eastern time at 82 Devonshire Street, Boston, Massachusetts 02109, the principal executive office of the trust.
 As more fully described in the Proxy Statement, the purpose of the Meeting is to vote on proposed reorganizations (Reorganizations). Pursuant to each Agreement and Plan of Reorganization (the Agreements), Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income each would transfer all of its assets to Fidelity Municipal Income Fund (Fidelity Municipal Income), a fund of Fidelity Court Street Trust, in exchange solely for shares of beneficial interest of Fidelity Municipal Income and the assumption by Fidelity Municipal Income of Spartan Municipal Income's, Spartan AZ Income's, and Spartan MD Income's liabilities, respectively. The number of shares to be issued in the proposed Reorganizations will be based upon the relative net asset values of each of the funds at the time of the exchange. As provided in the Agreements, Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income each will distribute shares of Fidelity Municipal Income to its shareholders so that each shareholder receives the number of full and fractional shares of Fidelity Municipal Income equal in value to the aggregate net asset values of the shares of each of Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income held by shareholders of each fund on October 23, 1997, respectively, or such other dates as the parties may agree (the Closing Date). Approval of each Reorganization will be determined solely by approval of the shareholders of the individual fund affected. It will not be necessary for all three Reorganizations to be approved for any one of them to take place.
 Fidelity Municipal Income, a municipal bond fund, is a diversified fund of Fidelity Court Street Trust, an open-end management investment company organized as a Massachusetts business trust on April 21, 1977. Fidelity Municipal Income's investment objective is to seek a high level of current income free from federal income tax. Fidelity Municipal Income seeks to achieve its investment objective by investing in investment-grade municipal securities under normal conditions.
 This Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Reorganizations and Fidelity Municipal Income that a shareholder should know before voting on the proposed Reorganizations. The Statement of Additional Information (dated August 11, 1997) relating to this Proxy Statement has been filed with the Securities and Exchange Commission (SEC) and is incorporated herein by reference. This Proxy Statement is accompanied by the Prospectus (dated February 28, 1997 and supplemented April 1, 1997), that offers shares of Fidelity Municipal Income. The Statement of Additional Information (dated February 28, 1997) for Fidelity Municipal Income is available upon request. Attachment 1 contains excerpts from the Annual Report of Fidelity Municipal Income dated November 30, 1996. The Prospectus and Statement of Additional Information for Fidelity Municipal Income have been filed with the SEC and are incorporated herein by reference. Prospectuses and Statements of Additional Information for Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income (each dated October 18, 1996 and for Spartan Municipal Income supplemented June 13, 1997 and for Spartan AZ Income and Spartan MD Income supplemented April 18, 1997) have been filed with the SEC and are incorporated herein by reference. Copies of these documents may be obtained without charge by contacting Fidelity Court Street Trust, at Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts 02109 or by calling 1-800-544-8888.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT AND PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS
VOTING INFORMATION
SYNOPSIS
COMPARISON OF OTHER POLICIES OF THE FUNDS
COMPARISON OF PRINCIPAL RISK FACTORS
THE PROPOSED TRANSACTIONS
ADDITIONAL INFORMATION ABOUT FIDELITY MUNICIPAL INCOME FUND
MISCELLANEOUS
ATTACHMENT 1. EXCERPTS FROM ANNUAL REPORT OF FIDELITY MUNICIPAL INCOME FUND DATED NOVEMBER 30, 1996
ATTACHMENT 2. ANNUAL FUND OPERATING EXPENSES FOR CERTAIN REORGANIZATIONS ATTACHMENT 3. EXAMPLES OF FUND EXPENSES FOR CERTAIN REORGANIZATIONS
EXHIBIT 1. FORM OF AGREEMENT AND PLAN OF REORGANIZATION OF SPARTAN MUNICIPAL INCOME FUND
EXHIBIT 2. FORM OF AGREEMENT AND PLAN OF REORGANIZATION OF SPARTAN ARIZONA MUNICIPAL INCOME FUND
EXHIBIT 3. FORM OF AGREEMENT AND PLAN OF REORGANIZATION OF SPARTAN MARYLAND MUNICIPAL INCOME FUND
PROXY STATEMENT AND PROSPECTUS
SPECIAL MEETING OF SHAREHOLDERS OF
FIDELITY UNION STREET TRUST:
SPARTAN MUNICIPAL INCOME FUND
SPARTAN ARIZONA MUNICIPAL INCOME FUND
SPARTAN MARYLAND MUNICIPAL INCOME FUND
TO BE HELD ON OCTOBER 6, 1997

82 DEVONSHIRE STREET, BOSTON, MASSACHUSETTS 02109
1-800-544-8888
_________________________________
VOTING INFORMATION
 This Proxy Statement and Prospectus (Proxy Statement) is furnished in connection with a solicitation of proxies made by, and on behalf of, the Board of Trustees of Fidelity Union Street Trust (the trust) to be used at the Special Meeting of Shareholders of Spartan Municipal Income Fund (Spartan Municipal Income), Spartan Arizona Municipal Income Fund (Spartan AZ Income ), and Spartan Maryland Municipal Income Fund (Spartan MD Income) (the funds) and at any adjournments thereof (the Meeting), to be held on Monday, October 6, 1997 at 9:00 a.m. Eastern time at 82 Devonshire Street, Boston, Massachusetts 02109, the principal executive office of the trust and Fidelity Management & Research Company (FMR), the funds' investment adviser.
 The purpose of the Meeting is set forth in the accompanying Notice. The solicitation is made primarily by the mailing of this Proxy Statement and the accompanying proxy cards on or about August 11, 1997. Supplementary solicitations may be made by mail, telephone, telegraph, facsimile, or by personal interview by representatives of the trust. In addition, D.F. King & Co. and/or Management Information Services Corp. may be paid on a per-call basis to solicit shareholders on behalf of Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income at an anticipated cost of approximately $9,000, $2,000, and $3,000, respectively. The expenses in connection with preparing this Proxy Statement and its enclosures and of all solicitations will be borne by FMR. FMR will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to the beneficial owners of shares.
 If the enclosed proxy card is executed and returned, it may nevertheless be revoked at any time prior to its use by written notification received by the trust, by the execution of a later-dated proxy card, or by attending the Meeting and voting in person.
 All proxy cards solicited by the Board of Trustees that are properly executed and received by the Secretary prior to the Meeting, and which are not revoked, will be voted at the Meeting. Shares represented by such proxies will be voted in accordance with the instructions thereon. If no specification is made on a proxy card, it will be voted FOR the matters specified on the proxy card. Only proxies that are voted will be counted towards establishing a quorum. Broker non-votes are not considered voted for this purpose. Shareholders should note that while votes to ABSTAIN will count toward establishing a quorum, passage of any proposal being considered at the Meeting will occur only if a sufficient number of votes are cast FOR the proposal. Accordingly, votes to ABSTAIN and votes AGAINST will have the same effect in determining whether the proposal is approved.
 The funds may also arrange to have votes recorded by telephone. D.F. King & Co. may be paid on a per-call basis for vote-by-phone solicitations on behalf of Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income at an anticipated cost of approximately $1,000, $1,000, and $1,000, respectively. The expenses in connection with telephone voting will be borne by FMR. If the funds record votes by telephone, they will use procedures designed to authenticate shareholders' identities, to allow shareholders to authorize the voting of their shares in accordance with their instructions, and to confirm that their instructions have been properly recorded. Proxies given by telephone may be revoked at any time before they are voted in the same manner that proxies voted by mail may be revoked.
 If a quorum is not present at the Meeting, or if a quorum is present at the Meeting, but sufficient votes to approve one or more of the proposed items are not received, or if other matters arise requiring shareholder attention, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares present at the Meeting or represented by proxy for each fund. When voting on a proposed adjournment, the persons named as proxies will vote FOR the proposed adjournment all shares that they are entitled to vote with respect to each item, unless directed to vote AGAINST the item, in which case such shares will be voted against the proposed adjournment with respect to that item. A shareholder vote may be taken on one or more of the items in this Proxy Statement or on any other business properly presented at the meeting prior to such adjournment if sufficient votes have been received and it is otherwise appropriate.
 On April 30, 1997, there were 52,348,391, 2,248,946, and 4,509,197 shares issued and outstanding of Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income, respectively. Shareholders of record at the close of business on August 11, 1997 will be entitled to vote at the Meeting. Each such shareholder will be entitled to one vote for each dollar of net asset value held on that date.
 As of April 30, 1997, the Trustees and officers of each fund owned, in the aggregate, less than 1% of each fund's total outstanding shares.
 As of April 30, 1997, the following owned of record 5% or more of the outstanding shares of a fund's outstanding shares.
Spartan Municipal Income: National Financial Services Corporation, Boston, MA (14.55%).
Spartan AZ Income: National Financial Services Corporation, Boston, MA
(28.65%).
Spartan MD Income: National Financial Services Corporation, Boston, MA
(21.21%).
To the knowledge of the trust and Fidelity Court Street Trust, no other shareholder owned of record or beneficially 5% or more of the outstanding shares of each fund on that date. It is not anticipated that any of the above shareholders will own of record or beneficially 5% or more of the outstanding shares of Fidelity Municipal Income.
VOTE REQUIRED: APPROVAL OF EACH REORGANIZATION REQUIRES THE AFFIRMATIVE VOTE OF A "MAJORITY OF THE OUTSTANDING VOTING SECURITIES" OF THE SPECIFIC FUND INVOLVED IN THAT REORGANIZATION. UNDER THE INVESTMENT COMPANY ACT OF 1940 (THE 1940 ACT), THE VOTE OF A "MAJORITY OF THE OUTSTANDING VOTING SECURITIES" MEANS THE AFFIRMATIVE VOTE OF THE LESSER OF (A) 67% OR MORE OF THE VOTING SECURITIES PRESENT AT THE MEETING OR REPRESENTED BY PROXY IF THE HOLDERS OF MORE THAN 50% OF THE OUTSTANDING VOTING SECURITIES ARE PRESENT OR REPRESENTED BY PROXY OR (B) MORE THAN 50% OF THE OUTSTANDING VOTING SECURITIES. BROKER NON-VOTES ARE NOT CONSIDERED "PRESENT" FOR THIS PURPOSE. SYNOPSIS
 The following is a summary of certain information contained elsewhere in this Proxy Statement, in the Agreements, and in the Prospectuses of Spartan Municipal Income, Spartan AZ Income, Spartan MD Income, and Fidelity Municipal Income, which are incorporated herein by this reference. Shareholders should read the entire Proxy Statement and the Prospectus of Fidelity Municipal Income carefully for more complete information.
 The proposed reorganizations (the Reorganizations) would merge Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income into Fidelity Municipal Income, a municipal bond fund also managed by FMR. If the Reorganizations are approved, Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income will cease to exist and current shareholders of each fund will become shareholders of Fidelity Municipal Income instead. However, FMR anticipates that, upon approval of the Spartan Municipal Income Reorganization, the combined fund's name will be changed to Spartan Municipal Income Fund. Approval of each Reorganization will be determined solely by approval of the shareholders of the individual fund affected. It will not be necessary for all three Reorganizations to be approved for any one of them to take place.
 Spartan Municipal Income and Fidelity Municipal Income each seek to provide a high level of current income free from federal income tax. They differ primarily in their expense structures.
 Spartan AZ Income seeks to provide a high level of current income free from federal income tax and Arizona personal income tax. Spartan MD Income seeks to provide a high level of current income free from federal income tax and Maryland state and county income taxes. Unlike Fidelity Municipal Income, Spartan AZ Income and Spartan MD Income normally invest at least 65% of their total assets in Arizona or Maryland municipal securities, as applicable. Spartan AZ Income and Spartan MD Income differ from Fidelity Municipal Income in their expense structures, investment objectives, and investment policies.
INVESTMENT OBJECTIVE AND POLICIES
 The following summarizes the investment objective differences, if any, between each fund and Fidelity Municipal Income.
 Spartan Municipal Income and Fidelity Municipal Income have identical investment objectives.
 Spartan AZ Income differs from Fidelity Municipal Income in that it is a state municipal bond fund. In addition to federal tax-free income, the fund seeks income free from Arizona personal income tax. Unlike Fidelity Municipal Income, Spartan AZ Income is required to invest at least 65% of its assets in Arizona municipal securities. Fidelity Municipal Income has no required level of investments in Arizona municipal securities. As of April 30, 1997, Spartan AZ Income and Fidelity Municipal Income had 97.69% and 1.2% of their assets invested in Arizona municipal securities, respectively.
 Spartan MD Income differs from Fidelity Municipal Income in that it is a state municipal bond fund. In addition to federal tax-free income, the fund seeks income free from Maryland state and county income taxes. Unlike Fidelity Municipal Income, Spartan MD Income is required to invest at least 65% of its assets in Maryland municipal securities. Fidelity Municipal Income has no required level of investments in Maryland municipal securities. As of April 30, 1997, Spartan MD Income and Fidelity Municipal Income had 97.73% and 0.3% of their assets invested in Maryland municipal securities, respectively.

EXPENSE STRUCTURES
 The funds also differ with respect to the contractual structure of the funds' expenses. Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income each pay an "all-inclusive" management fee to FMR (at a rate of 0.55% of average net assets per year) which covers substantially all fund expenses. Fidelity Municipal Income by contrast, pays its management fee and other expenses separately. FMR has voluntarily agreed to reimburse Fidelity Municipal Income to the extent that total operating expenses exceed 0.55% of average net assets. If any or all of the Reorganizations are approved, FMR has agreed to limit the combined fund's expenses to 0.53% of average net assets through December 31, 1999 (excluding interest, taxes, brokerage commissions and extraordinary expenses). After that date, the combined fund's expenses could increase.
 In sum, the Spartan Municipal Income Reorganization would provide that fund's shareholders with the opportunity to participate in a larger fund with a similar investment portfolio and historical performance, and expenses guaranteed to be lower than Spartan Municipal Income's for a period of more than two years.
 The Spartan AZ Income Reorganization would provide that fund's shareholders with the opportunity to participate in a larger and broader fund with similar performance and expenses guaranteed to be lower than Spartan AZ Income's for a period of more than two years. However, such fund would not seek income free from Arizona personal income tax.
 The Spartan MD Income Reorganization would provide that fund's shareholders with the opportunity to participate in a larger and broader fund with similar performance and expenses guaranteed to be lower than Spartan MD Income's for a period of more than two years. However, such fund would not seek income free from Maryland state or county income taxes.
 The Board of Trustees believes that the Reorganizations would benefit Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income shareholders and recommends that shareholders vote in favor of the Reorganizations.
THE PROPOSED REORGANIZATIONS
 Shareholders of Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income will be asked at the Meeting to vote upon and approve the Reorganizations and the Agreements applicable to each fund, which provide for the acquisition by Fidelity Municipal Income of all of the assets of Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income in exchange solely for shares of Fidelity Municipal Income and the assumption by Fidelity Municipal Income of the liabilities of Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income, respectively. Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income will each then distribute the shares of Fidelity Municipal Income to its respective shareholders, so that each shareholder will receive the number of full and fractional shares of Fidelity Municipal Income equal in value to the aggregate net asset value of the shareholder's shares of Spartan Municipal Income, Spartan AZ Income, or Spartan MD Income on the Closing Date (defined below). The exchange of Spartan Municipal Income's, Spartan AZ Income's, and Spartan MD Income's assets for Fidelity Municipal Income's shares will occur as of 4:00 p.m. Eastern time on October 23, 1997, or such other time and date as the parties may agree (the Closing Date). Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income will then be liquidated as soon as practicable thereafter. Approval of each Reorganization will be determined solely by approval of the shareholders of the individual fund affected. It will not be necessary for all three Reorganizations to be approved for any one of them to take place.
 The funds will receive an opinion of counsel that, except with respect to
Section 1256 contracts, the Reorganizations will not result in any gain or loss for Federal income tax purposes either to Spartan Municipal Income, Spartan AZ Income, Spartan MD Income, or Fidelity Municipal Income or to the shareholders of any fund. The rights and privileges of the former shareholders of Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income will be effectively unchanged by the Reorganizations.
COMPARATIVE FEE TABLES
 Each fund pays a management fee to FMR for managing its investments and business affairs which is calculated and paid to FMR every month.
 Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income each pay FMR a management fee at an annual rate of 0.55% of its average net assets. FMR not only provides each fund with investment advisory and research services, but also pays all of each fund's expenses, with the exception of fees and expenses of all Trustees of the trust who are not "interested persons" of the trust or FMR; interest on borrowings; taxes; brokerage commissions (if any); and such nonrecurring expenses as may arise, including costs of any litigation to which a fund may be a party, and any obligation it may have to indemnify the officers and Trustees with respect to litigation. The management fee that the funds pay FMR is reduced by an amount equal to the fees and expenses paid by each fund to the non-interested Trustees.
 In contrast, Fidelity Municipal Income pays management fees and other expenses separately. Fidelity Municipal Income's management fee is calculated by adding a group fee rate to an individual fund fee rate, and multiplying the result by the fund's average net assets. The group fee rate is based on the average net assets of all mutual funds advised by FMR. In addition to the management fee payable by the fund, Fidelity Municipal Income also incurs other expenses for services such as maintaining shareholder records and furnishing shareholder statements and financial reports. For the 12 months ended November 30, 1996, Fidelity Municipal Income's total management fee rate and total operating expense ratio were 0.40% and 0.56%, respectively. Effective April 1, 1997, FMR has voluntarily agreed to limit the total operating expenses of Fidelity Municipal Income to 0.55% of average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses).
 Fidelity also reserves the right to deduct an annual maintenance fee of $12.00 from accounts in each fund with a value of less than $2,500. Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income also impose a redemption fee equal to 0.50% of the amount redeemed on shares held less than 180 days. The redemption fee is payable to Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income to help offset the costs associated with short-term trading. Fidelity Municipal Income does not currently impose a redemption fee; however, the combined fund reserves the right to adopt a redemption fee in the future if it believes it is appropriate.
 If any or all of the Reorganizations are approved, the combined fund will retain Fidelity Municipal Income's expense structure, requiring payment of a management fee and other operating expenses. FMR has agreed to limit the combined fund's expense ratio to 0.53% of its average net assets through December 31, 1999 (excluding interest, taxes, brokerage commissions and extraordinary expenses). This expense limitation would result in a 0.02% lower total operating expense ratio for Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income shareholders beginning on the first business day after the Closing Date of each Reorganization through December 31, 1999. After December 31, 1999, the combined fund's expenses could increase. If any of the proposed Reorganizations are not approved, the fund not approving the Reorganization will maintain its current fee structure. For more information about the funds' current fees, refer to their Prospectuses.
 Under Spartan Municipal Income's, Spartan AZ Income's, and Spartan MD Income's all-inclusive management fee arrangements, Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income shareholders currently have the right to vote on any expense increases over 0.55% of average net assets. Shareholders of the combined fund would also have the right to vote on any increases in FMR's management fee; however, because the management fee would not be all-inclusive, shareholders would not have the right to vote on all types of expense increases.
 The following table shows the current fees and expenses of Spartan Municipal Income, Spartan AZ Income, Spartan MD Income, and Fidelity Municipal Income for the 12 months ended April 30, 1997, adjusted to reflect current fees, and pro forma fees for the combined fund based on the same period after giving effect to all three Reorganizations, including the effect of FMR's guaranteed expense limitation to 0.53% of average net assets through December 31, 1999 (excluding interest, taxes, brokerage commissions, and extraordinary expenses). Attachment 2 provides expense information for the combined fund if shareholders of each fund affected do not approve each of the proposed Reorganizations.

ANNUAL FUND OPERATING EXPENSES
 Annual fund operating expenses are paid out of each fund's assets. Expenses are factored into each fund's share price or dividends and are not charged directly to shareholder accounts. The following figures are based on historical expenses, adjusted to reflect current fees, of each fund and are calculated as a percentage of average net assets.

IF ALL THREE REORGANIZATIONS ARE APPROVED:

                                                                       PRO FORMA
                   SPARTAN      SPARTAN AZ   SPARTAN MD   FIDELITY     EXPENSES
                   MUNICIPAL    INCOMEB      INCOMEB      MUNICIPAL    COMBINED
                   INCOME                                 INCOME       FUNDA

Management         0.55%        0.55%        0.55%        0.39%        0.38%
Fees (after
reimbursement)

Other Expenses     0.00%        0.00%        0.00%        0.15%        0.15%

Total Fund         0.55%        0.55%        0.55%        0.54%        0.53%
Operating
Expenses (after
reimbursement)


A FMR has agreed to limit the combined fund's total operating expenses to 0.53% of its average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999. If this agreement were not in effect, the management fee, other expenses, and total operating expenses, as a percentage of average net assets, would be 0.39%, 0.15%, and 0.54%, respectively.
B FMR has entered into arrangements on behalf of each fund with the fund's custodian and transfer agent whereby credits realized as a result of uninvested cash balances are used to reduce fund expenses. Including these reductions, the total fund operating expenses presented in the table would have been 0.53% and 0.54%, respectively, for Spartan AZ Income and Spartan MD Income.
EXAMPLES OF EFFECT OF FUND EXPENSES
 The following table illustrates the expenses on a hypothetical $1,000 investment in each fund under the current and pro forma (combined fund) expenses calculated at the rates stated above, assuming a 5% annual return. Attachment 2 provides examples of the effect of fund expenses for the combined fund if shareholders of each fund do not approve the proposed Reorganizations.

IF ALL THREE REORGANIZATIONS ARE APPROVED:

                            AFTER 1 YEAR   AFTER 3 YEARS   AFTER 5 YEARS   AFTER 10 YEARS

Spartan Municipal Income    $6             $18             $31             $69

Spartan AZ Income           $6             $18             $31             $69

Spartan MD Income           $6             $18             $31             $69

Fidelity Municipal Income   $6             $17             $30             $68

Combined Fund               $5             $17             $30             $66


 These examples assume that all dividends and other distributions are reinvested and that the percentage amounts listed under Annual Fund Operating Expenses remain the same in the years shown. These examples illustrate the effect of expenses, but are not meant to suggest actual or expected costs, which may vary. The assumed return of 5% is not a prediction of, and does not represent, actual or expected performance of any fund.

FORMS OF ORGANIZATION
 Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income are non-diversified funds of Fidelity Union Street Trust, an open-end management investment company organized as a Massachusetts business trust on March 1, 1974. Fidelity Municipal Income is a diversified fund of Fidelity Court Street Trust, an open-end management investment company organized as a Massachusetts business trust on April 21, 1977. Both trusts are authorized to issue an unlimited number of shares of beneficial interest. Because Spartan Municipal Income, Spartan AZ Income, Spartan MD Income, and Fidelity Municipal Income are series of Massachusetts business trusts, organized under substantially similar Declarations of Trust, the rights of the security holders of Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income under state law and the governing documents are expected to remain unchanged after the Reorganizations. For more information regarding shareholder rights, refer to the section of the Funds' Statements of Additional Information called "Description of the Trust."
INVESTMENT OBJECTIVES AND POLICIES
 The funds do not all have identical investment objectives. Spartan Municipal Income and Fidelity Municipal Income have identical investment objectives in that they each seek a high level of current income free from federal income tax. Spartan AZ Income differs from Fidelity Municipal Income in that the fund seeks a high level of current income that is free from both federal income tax and Arizona personal income tax. Spartan MD Income differs from Fidelity Municipal Income in that the fund seeks a high level of income that is free from both federal income tax and Maryland state and county income taxes.
INVESTMENT POLICIES AND CHARACTERISTICS
 The following summarizes the funds' investment policies and characteristics.





                              Average                       AMT       State Specific
              Interest Rate   Maturity     Debt             Ability   Investment Policy
              Sensitivity     as of        Quality Policy
                              4/30/97

Spartan       8-18 years      12.5 years   5% below         100%      none
Municipal                                  inv. grade
Income

Spartan AZ    8-18 years      10.4 years   5% below         100%      65% in AZ state
Income                                     inv. grade                 securities

Spartan MD    8-18 years      11.9 years   5% below         100%      65% in MD state
Income                                     inv. grade                 and county
                                                                      securities

Fidelity      8-18 years      13.1 years   5% below         100%      none
Municipal                                  inv. grade
Income


SPARTAN MUNICIPAL INCOME
 Spartan Municipal Income and Fidelity Municipal Income have the same policies regarding interest rate sensitivity, debt quality, and investing in securities subject to the federal alternative minimum tax (AMT).
 Although Spartan Municipal Income and Fidelity Municipal Income can invest in securities of any maturity, FMR seeks to manage the funds so that they generally react to changes in interest rates similar to municipal bonds with maturities between 8 and 18 years. As of April 30, 1997, the dollar-weighted average maturity of Spartan Municipal Income and Fidelity Municipal Income was 12.5 years and 13.1 years, respectively.
 Spartan Municipal Income and Fidelity Municipal Income normally invest in investment-grade securities, but reserve the right to invest up to 5% of their assets in below investment-grade securities. As of April 30, 1997, Spartan Municipal Income held only investment-grade securities and 0.9% of Fidelity Municipal Income's assets were invested in below investment grade securities. Each Fund currently can invest all of its assets in securities subject to the federal alternative minimum tax. The interest from these investments is a tax-preference item for purposes of the federal alternative minimum tax. As of April 30, 1997, 18.68% of Spartan Municipal Income's and 13.45% of Fidelity Municipal Income's income dividends were subject to the federal alternative minimum tax.
SPARTAN AZ INCOME
 Spartan AZ Income and Fidelity Municipal Income have the same policies regarding interest rate sensitivity, debt quality, and investing in securities subject to the federal alternative minimum tax (AMT). Spartan AZ Income, unlike Fidelity Municipal Income, has a policy of investing at least 65% of assets in Arizona municipal securities.
 Although Spartan AZ Income and Fidelity Municipal Income can invest in securities of any maturity, FMR seeks to manage the funds so that they generally react to changes in interest rates similar to municipal bonds with maturities between 8 and 18 years. As of April 30, 1997, the dollar-weighted average maturity of Spartan AZ Income and Fidelity Municipal Income was 10.4 years and 13.1 years, respectively. Spartan AZ Income is required to invest at least 65% of its assets in Arizona municipal securities and has not invested in state taxable obligations. Fidelity Municipal Income is not required to invest in Arizona municipal securities. As of April 30, 1997, 97.69% of Spartan AZ Income's and 1.2% of Fidelity Municipal Income's assets were invested in Arizona municipal securities.
 Spartan AZ Income and Fidelity Municipal Income normally invest in investment-grade securities, but reserve the right to invest up to 5% of their assets in below investment-grade securities. As of April 30, 1997, Spartan AZ Income held only investment-grade securities and 0.9% of Fidelity Municipal Income's assets were invested in below investment grade securities. Each Fund currently can invest all of its assets in securities subject to the federal alternative minimum tax. The interest from these investments is a tax-preference item for purposes of the federal alternative minimum tax. As of April 30, 1997, 9.44% of Spartan AZ Income's and 13.45% of Fidelity Municipal Income's income dividends were subject to the federal alternative minimum tax.
SPARTAN MD INCOME
 Spartan MD Income and Fidelity Municipal Income have the same policies regarding interest rate sensitivity, debt quality, and investing in securities subject to the federal alternative minimum tax (AMT). Spartan MD Income, unlike Fidelity Municipal Income, has a policy of investing at least 65% of assets in Maryland municipal securities.
 Although Spartan MD Income and Fidelity Municipal Income can invest in securities of any maturity, FMR seeks to manage the funds so that they generally react to changes in interest rates similar to municipal bonds with maturities between 8 and 18 years. As of April 30, 1997, the dollar-weighted average maturity of Spartan MD Income and Fidelity Municipal Income was 11.9 years and 13.1 years, respectively. Spartan MD Income is required to invest at least 65% of assets in Maryland municipal securities and has not invested in state taxable obligations. Fidelity Municipal Income is not required to invest in Maryland municipal securities. As of April 30, 1997, 97.73% of Spartan MD Income's and 0.3% of Fidelity Municipal Income's assets were invested in Maryland municipal securities.
 Spartan MD Income and Fidelity Municipal Income normally invest in investment-grade securities, but reserve the right to invest up to 5% of their assets in below investment-grade securities. As of April 30, 1997, Spartan MD Income held only investment-grade securities and 0.9% of Fidelity Municipal Income's assets were invested in below investment grade securities. Each Fund currently can invest all of its assets in securities subject to the federal alternative minimum tax. The interest from these investments is a tax-preference item for purposes of the federal alternative minimum tax. As of April 30, 1997, 8.15% of Spartan MD Income's and 13.45% of Fidelity Municipal Income's income dividends were subject to the federal alternative minimum tax.
 The investment objective of each fund is fundamental and may not be changed without the approval of a vote of at least a majority of the outstanding voting securities of the fund. There can be no assurance that any fund will achieve its objective. With the exception of fundamental policies, investment policies of the funds can be changed without shareholder approval. The differences between the funds discussed above, except as noted, could be changed without a vote of shareholders. PERFORMANCE COMPARISONS OF THE FUNDS
 The following table compares the funds' annual total returns for the periods indicated. Please note that total returns are based on past results and are not an indication of future performance.

      Annual Total Return
      (periods ended April 30)

                            1992    1993

                                             1994    1995    1996    1997

Spartan Municipal Income    9.94%   12.63%   1.68%   6.04%   8.32%   6.53%

Spartan AZ Income           n/a*    n/a*     n/a*    6.96%   7.81%   5.57%

Spartan MD Income           n/a*    -0.08%   1.63%   5.59%   8.27%   5.60%

Fidelity Municipal Income   8.73%   11.60%   1.40%   4.58%   7.46%   6.82%

* Spartan AZ Income commenced operations on October 11, 1994; Spartan MD Income commenced operations on April 22, 1993; unannualized.

 The following table compares Spartan Municipal Income's, Spartan AZ Income's, and Spartan MD Income's individual cumulative returns to Fidelity Municipal Income's for the periods indicated. Please note that total returns are based on past results and are not an indication of future performance.

CUMULATIVE TOTAL RETURNS


(6/4/90 - 4/30/97)                   (10/11/94 - 4/30/97)                 (4/22/93 - 4/30/97)

Fidelity Municipal Income   63.25%   Fidelity Municipal Income   20.01%   Fidelity Municipal Income   21.72%

Spartan Municipal Income    68.50%   Spartan AZ Income           21.74%   Spartan MD Income           22.60%


 The tables above show the funds have experienced similar performance, although Fidelity Municipal income has underperformed Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income on a cumulative basis. The differential in performance between Spartan Municipal Income and Fidelity Municipal Income can be attributed primarily to the funds' historical differences in portfolio holdings resulting from the relative asset size of the fund and their available cash flow. Spartan AZ Income's and Spartan MD Income's performance reflect the dynamics of the individual markets in those states.
 The following graphs show the value of a hypothetical $10,000 investment in Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income made on their respective commencement of operations date. The graphs compare the Life of Fund cumulative returns (through April 30, 1997) of Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income to the returns of Fidelity Municipal Income over the same period, on a monthly basis.


Spartan AZ Income Fidelity Municipal Income
$12,174
$12,001
$
97
             Spartan Arizona Muni Inc    Fidelity Municipal Income
             00434                       00037
  1994/10/11      10000.00                    10000.00
  1994/10/31       9826.13                     9865.76
  1994/11/30       9649.37                     9557.95
  1994/12/31       9889.36                     9795.59
  1995/01/31      10233.16                    10129.51
  1995/02/28      10585.75                    10422.66
  1995/03/31      10677.52                    10449.97
  1995/04/30      10696.37                    10455.20
  1995/05/31      11024.64                    10781.29
  1995/06/30      10918.02                    10615.37
  1995/07/31      11020.14                    10692.21
  1995/08/31      11174.45                    10823.14
  1995/09/30      11264.01                    10906.65
  1995/10/31      11429.56                    11063.49
  1995/11/30      11615.41                    11273.15
  1995/12/31      11717.68                    11380.42
  1996/01/31      11831.79                    11474.66
  1996/02/29      11734.51                    11427.06
  1996/03/31      11574.42                    11280.69
  1996/04/30      11531.71                    11234.78
  1996/05/31      11512.45                    11237.75
  1996/06/30      11622.29                    11370.68
  1996/07/31      11711.71                    11477.73
  1996/08/31      11701.48                    11480.65
  1996/09/30      11846.45                    11615.35
  1996/10/31      11982.12                    11752.26
  1996/11/30      12185.11                    11993.26
  1996/12/31      12128.41                    11943.13
  1997/01/31      12152.58                    11954.78
  1997/02/28      12252.64                    12058.38
  1997/03/31      12081.21                    11902.18
  1997/04/30      12173.72                    12000.75
Spartan Municpal Income Fidelity Municipal Income
$16,850
$16,325
$
97
             Spartan Municipal Income    Fidelity Municipal Income
             00424                       00037
  1990/06/04      10000.00                    10000.00
  1990/06/30      10101.92                    10059.91
  1990/07/31      10285.24                    10215.64
  1990/08/31      10075.79                    10109.38
  1990/09/30      10119.55                    10185.64
  1990/10/31      10225.03                    10321.03
  1990/11/30      10464.62                    10616.09
  1990/12/31      10532.01                    10661.76
  1991/01/31      10660.17                    10800.62
  1991/02/28      10723.75                    10868.23
  1991/03/31      10777.36                    10903.19
  1991/04/30      10936.45                    11052.37
  1991/05/31      11076.10                    11149.71
  1991/06/30      11064.97                    11150.30
  1991/07/31      11217.37                    11312.28
  1991/08/31      11350.17                    11412.22
  1991/09/30      11481.89                    11503.43
  1991/10/31      11581.23                    11611.59
  1991/11/30      11590.38                    11636.93
  1991/12/31      11868.88                    11746.77
  1992/01/31      11867.99                    11867.35
  1992/02/29      11886.94                    11891.63
  1992/03/31      11910.68                    11903.29
  1992/04/30      12023.25                    12017.10
  1992/05/31      12183.74                    12132.44
  1992/06/30      12376.54                    12300.67
  1992/07/31      12745.70                    12616.25
  1992/08/31      12590.75                    12448.33
  1992/09/30      12656.28                    12481.75
  1992/10/31      12440.20                    12273.93
  1992/11/30      12722.01                    12592.45
  1992/12/31      12863.54                    12728.81
  1993/01/31      13042.72                    12906.95
  1993/02/28      13565.73                    13381.95
  1993/03/31      13438.44                    13285.01
  1993/04/30      13541.92                    13411.38
  1993/05/31      13660.40                    13489.22
  1993/06/30      13912.24                    13687.72
  1993/07/31      13954.31                    13692.47
  1993/08/31      14297.14                    13990.00
  1993/09/30      14487.71                    14192.33
  1993/10/31      14502.07                    14207.28
  1993/11/30      14370.02                    14092.91
  1993/12/31      14704.85                    14397.59
  1994/01/31      14882.11                    14555.93
  1994/02/28      14458.69                    14185.14
  1994/03/31      13687.70                    13528.81
  1994/04/30      13769.66                    13599.10
  1994/05/31      13896.58                    13683.86
  1994/06/30      13786.00                    13606.41
  1994/07/31      14065.21                    13863.19
  1994/08/31      14094.79                    13913.55
  1994/09/30      13856.95                    13706.85
  1994/10/31      13521.07                    13420.54
  1994/11/30      13179.93                    13001.82
  1994/12/31      13513.68                    13325.08
  1995/01/31      13976.67                    13779.32
  1995/02/28      14418.62                    14178.10
  1995/03/31      14591.27                    14215.25
  1995/04/30      14601.25                    14222.36
  1995/05/31      15084.31                    14665.95
  1995/06/30      14930.91                    14440.24
  1995/07/31      15060.83                    14544.76
  1995/08/31      15250.70                    14722.87
  1995/09/30      15394.26                    14836.47
  1995/10/31      15599.14                    15049.83
  1995/11/30      15877.06                    15335.03
  1995/12/31      16025.07                    15480.95
  1996/01/31      16170.34                    15609.15
  1996/02/29      16081.20                    15544.40
  1996/03/31      15872.76                    15345.28
  1996/04/30      15816.04                    15282.83
  1996/05/31      15808.26                    15286.87
  1996/06/30      15953.93                    15467.70
  1996/07/31      16118.54                    15613.33
  1996/08/31      16126.01                    15617.30
  1996/09/30      16320.74                    15800.53
  1996/10/31      16501.75                    15986.77
  1996/11/30      16808.75                    16314.61
  1996/12/31      16752.02                    16246.42
  1997/01/31      16775.26                    16262.26
  1997/02/28      16919.94                    16403.20
  1997/03/31      16715.38                    16190.71
  1997/04/30      16849.57                    16324.80
Spartan MD Income Fidelity Municipal Income
$12,260
$12,172
$
97
             Spartan Maryland Muni Inc   Fidelity Municipal Income
             00429                       00037
  1993/04/22      10000.00                    10000.00
  1993/04/30       9991.99                     9999.36
  1993/05/31      10077.83                    10057.39
  1993/06/30      10282.55                    10205.39
  1993/07/31      10257.09                    10208.94
  1993/08/31      10548.94                    10430.77
  1993/09/30      10696.40                    10581.62
  1993/10/31      10681.18                    10592.77
  1993/11/30      10520.63                    10507.50
  1993/12/31      10794.60                    10734.66
  1994/01/31      10945.87                    10852.72
  1994/02/28      10613.89                    10576.27
  1994/03/31      10065.61                    10086.91
  1994/04/30      10154.81                    10139.32
  1994/05/31      10235.50                    10202.51
  1994/06/30      10198.30                    10144.77
  1994/07/31      10376.51                    10336.22
  1994/08/31      10394.87                    10373.77
  1994/09/30      10206.32                    10219.66
  1994/10/31       9965.89                    10006.19
  1994/11/30       9711.91                     9694.00
  1994/12/31       9984.18                     9935.01
  1995/01/31      10301.42                    10273.69
  1995/02/28      10613.00                    10571.01
  1995/03/31      10730.02                    10598.71
  1995/04/30      10722.80                    10604.01
  1995/05/31      11075.28                    10934.75
  1995/06/30      10976.25                    10766.46
  1995/07/31      11082.43                    10844.39
  1995/08/31      11233.66                    10977.19
  1995/09/30      11338.21                    11061.89
  1995/10/31      11467.50                    11220.96
  1995/11/30      11642.06                    11433.61
  1995/12/31      11761.08                    11542.40
  1996/01/31      11868.44                    11637.98
  1996/02/29      11784.84                    11589.71
  1996/03/31      11634.41                    11441.25
  1996/04/30      11609.86                    11394.69
  1996/05/31      11598.15                    11397.70
  1996/06/30      11703.02                    11532.53
  1996/07/31      11809.43                    11641.10
  1996/08/31      11808.90                    11644.06
  1996/09/30      11939.39                    11780.68
  1996/10/31      12071.29                    11919.54
  1996/11/30      12298.82                    12163.97
  1996/12/31      12216.70                    12113.13
  1997/01/31      12241.16                    12124.94
  1997/02/28      12359.36                    12230.02
  1997/03/31      12162.94                    12071.59
  1997/04/30      12259.66                    12171.57
COMPARISON OF OTHER POLICIES OF THE FUNDS

 DIVERSIFICATION. Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income are non-diversified funds and Fidelity Municipal Income is a diversified fund. Non-diversified funds may invest a greater portion of their assets in securities of individual issuers than diversified funds. As a result, changes in the market value of a single issuer can cause greater fluctuations (both positive and negative) in share value than would occur
in a diversified fund.   Generally to meet federal requirements at the end
of each quarter, Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income do not invest more than 25% of their total assets in any one issuer and, with respect to 50% of total assets, do not invest more than 5% of their total assets in any one issuer. Fidelity Municipal Income, with respect to 75% of its total assets, may not purchase a security if, as a result, more than 5% would be invested in the securities of any one issuer.
 OTHER INVESTMENT POLICIES. Each fund may borrow from banks or other funds advised by FMR, or through reverse repurchase agreements. As a matter of fundamental policy, each fund may borrow only for temporary or emergency purposes, but not in an amount exceeding 33 1/3% of its total assets.
 Each fund reserves the right to invest without limitation in short-term instruments, to hold a substantial amount of uninvested cash, or to invest more than normally permitted in federally or state taxable obligations, as applicable, for temporary, defensive purposes. Each fund may also enter into when-issued and delayed delivery transactions, invest in asset-backed securities, variable and floating rate securities, municipal lease obligations, securities with put features, private entity securities, and illiquid and restricted securities. As stated above, for more information about the risks and restrictions associated with these policies, see each fund's Prospectus, and for a more detailed discussion of the funds' investments, see their Statements of Additional Information, which are incorporated herein by reference.
OPERATIONS OF FIDELITY MUNICIPAL INCOME FOLLOWING THE REORGANIZATION
 FMR does not expect Fidelity Municipal Income to revise its investment policies as a result of the Reorganizations. In addition, FMR does not anticipate significant changes to the fund's management or to agents that provide the fund with services. Specifically, the Trustees and officers, the investment adviser, distributor, and other agents will continue to serve Fidelity Municipal Income in their current capacities. David Murphy, who is currently the Portfolio Manager of Spartan Municipal Income and Fidelity Municipal Income, is expected to continue to be responsible for Fidelity Municipal Income's portfolio management after the Reorganizations.
 All of the current investments of Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income are permissible investments for Fidelity Municipal Income. As explained above, however, Spartan AZ Income and Spartan MD Income invest substantially all of their assets in their respective state municipal securities while Fidelity Municipal Income invests substantially all of its assets in other state obligations. If shareholder approval of each Reorganization is received, FMR may sell Arizona and Maryland municipal securities, as applicable, and invest up to 35% of the funds' total assets in other municipal securities in the period between shareholder approval and the Closing Date of each Reorganization and will bear the transaction costs associated with such transactions. To the extent that Spartan AZ Income or Spartan MD Income purchase securities of other states, each fund may generate income subject to their respective state and/or local tax. In the event of the sale of any of the fund's assets after the Closing Date of the Reorganization, any transaction costs associated with such adjustments will be borne by Fidelity Municipal Income.
PURCHASES AND REDEMPTIONS
 The purchase policies for all funds are identical.
 Each fund's share price, or net asset value per share (NAV), is calculated every business day. Shares of each fund are sold without a sales charge. Shares are purchased at the next share price calculated after an investment is received and accepted. Share price is normally calculated at 4:00 p.m. Eastern time. Refer to each fund's Prospectus for more information regarding how to buy shares.
 The redemption policies for the funds are identical with the exception that Fidelity Municipal Income does not have a redemption fee.
 Shares of each fund may be redeemed on any business day at their NAV. Shares of each fund are redeemed at the next share price calculated after an order is received and accepted, normally 4:00 p.m. Eastern time. Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income each impose a 0.50% redemption fee on shares held less than 180 days that, if applicable, is deducted from the amount redeemed.
 On April 1, 1997, each of Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income closed to new accounts pending the Reorganizations. Each of Spartan Municipal Income's, Spartan AZ Income's, and Spartan MD Income's shareholders on or prior to that date can continue to purchase shares of their respective fund. Shareholders may redeem shares through the Closing Date of each Reorganization. If the Reorganizations are approved, the purchase and redemption policies of the surviving fund will remain unchanged. Fidelity Municipal Income does not currently impose a redemption fee; however, the combined fund reserves the right to adopt a redemption fee in the future if it believes it is appropriate.
EXCHANGES
 The exchange privilege currently offered by each fund is the same and is not expected to change after the Reorganizations. Shareholders of the funds may exchange their shares of a fund for shares of any other Fidelity fund available in a shareholder's state. Exchanges out of Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income are currently subject to a 0.50% redemption fee on shares held less than 180 days, as described above in the "Purchases and Redemptions" section. Fidelity Municipal Income does not currently impose a redemption fee. If the Spartan Municipal Income, Spartan AZ Income, or Spartan MD Income Reorganization is approved, the fund's redemption fee will be eliminated; however, the combined fund reserves the right to adopt a redemption fee in the future if it believes it is appropriate.
DIVIDENDS AND OTHER DISTRIBUTIONS
 Each fund distributes substantially all of its net investment income and capital gains to shareholders each year. Each fund declares income dividends daily and pays them monthly. Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income normally distribute capital gains in October and December. Fidelity Municipal Income normally distributes capital gains in January and December. On or before the Closing Date, each of Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income may declare additional dividends or other distributions in order to distribute substantially all of its investment company taxable income and net realized capital gain.
 Unlike Spartan AZ Income and Spartan MD Income, Fidelity Municipal Income does not concentrate its investments in any one particular state. As a result, a substantial portion of Fidelity Municipal Income's dividends will be subject to Arizona personal income tax or Maryland state and county income taxes. Furthermore if Spartan AZ Income or Spartan MD Income invest in obligations of other states after shareholder vote but prior to the merger, a portion of Spartan AZ Income's or Spartan MD Income's may be subject to Arizona personal income tax or Maryland state or local taxes.
 Each of Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income will be required to recognize gain or loss on Section 1256 contracts held by the individual fund on the last day of their taxable year which is August 31. If the Reorganizations are approved, gains or losses on Section 1256 contracts held on the Closing Date will be recognized on the Closing Date.
FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATIONS
 Each fund has received an opinion of its counsel, Kirkpatrick & Lockhart LLP, that the Reorganizations will constitute tax-free reorganizations within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the Code). Accordingly, except with respect to Section 1256 contracts, no gain or loss will be recognized to the funds or their shareholders as a result of the Reorganizations. Please see the section entitled "Federal Income Tax Considerations" for more information.
 As of December 31, 1996 Spartan Municipal Income and as of August 31, 1996 Spartan MD Income have capital loss carryforwards for federal tax purposes of approximately $21,094,327 and $1,785,001, respectively. Under current federal tax law, Fidelity Municipal Income may be limited to using only a portion, if any, of its capital loss carryforwards transferred by Spartan Municipal Income and Spartan MD Income at the time of the Reorganizations ("capital loss carryforwards"). There is no assurance that Fidelity Municipal Income will be able to realize sufficient capital gains to use the capital loss carryforwards before they expire. The capital loss carryforward attributable to Spartan Municipal Income will expire between November 30, 2001 and November 30, 2003. Of Spartan Municipal Income's loss carryforwards expiring in 2001 and 2002, $1,122,384 and $533,266, respectively, were acquired in a merger with Spartan Bond Strategist on December 30, 1996. The capital loss carryforward attributable to Spartan MD Income will expire between November 30, 2002 and November 30, 2003. COMPARISON OF PRINCIPAL RISK FACTORS
 Each fund is subject to the risks normally associated with bond funds.
The funds have similar policies and permissible investments. However, the funds do not all have identical investment objectives.
 INVESTMENT STRATEGY. Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income are able to invest a greater percentage of their assets in the securities of individual issuers than Fidelity Municipal Income. As a result, changes in the value of a single issuer can cause greater fluctuations in the value of the funds' shares. The performance of Spartan AZ Income and Spartan MD Income is greatly affected by the economic and political conditions within their respective states. The ability of issuers to repay their debt can be affected by many factors that impact the economic vitality of either the particular state or a political subdivision within the state. The performance of Spartan Municipal Income and Fidelity Municipal Income, which invest in securities issued by numerous states, is not closely tied to conditions within one particular state or political subdivision of a state.

THE PROPOSED TRANSACTIONS
1. TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION BETWEEN SPARTAN MUNICIPAL INCOME FUND AND FIDELITY MUNICIPAL INCOME FUND.
REORGANIZATION PLAN
 The terms and conditions under which the proposed transaction may be consummated are set forth in the Agreement. Significant provisions of the Agreement are summarized below; however, this summary is qualified in its entirety by reference to the Agreement, a copy of which is attached as
Exhibit 1 to this Proxy Statement.
 The Agreement contemplates (a) Fidelity Municipal Income acquiring as of the Closing Date all of the assets of Spartan Municipal Income in exchange solely for shares of Fidelity Municipal Income and the assumption by Fidelity Municipal Income of Spartan Municipal Income's liabilities; and
(b) the distribution of shares of Fidelity Municipal Income to the shareholders of Spartan Municipal Income as provided for in the Agreement.
 The assets of Spartan Municipal Income to be acquired by Fidelity Municipal Income include all cash, cash equivalents, securities, receivables (including interest or dividends receivables), claims, choses in action, and other property owned by Spartan Municipal Income, and any deferred or prepaid expenses shown as an asset on the books of Spartan Municipal Income on the Closing Date. Fidelity Municipal Income will assume from Spartan Municipal Income all liabilities, debts, obligations, and duties of Spartan Municipal Income of whatever kind or nature, whether absolute, accrued, contingent, or otherwise, whether or not arising in the ordinary course of business, whether or not determinable on the Closing Date, and whether or not specifically referred to in the Agreement; provided, however, that Spartan Municipal Income will use its best efforts, to the extent practicable, to discharge all of its known liabilities prior to the Closing Date, other than liabilities incurred in the ordinary course of business. Fidelity Municipal Income also will deliver to Spartan Municipal Income the number of full and fractional shares of Fidelity Municipal Income having an aggregate net asset value equal to the value of the assets of Spartan Municipal Income less the respective liabilities of Spartan Municipal Income as of the Closing Date. Spartan Municipal Income shall then distribute the Fidelity Municipal Income shares PRO RATA to its shareholders.
 The value of Spartan Municipal Income's assets to be acquired by Fidelity Municipal Income and the amount of its liabilities to be assumed by Fidelity Municipal Income will be determined as of the close of business (4:00 p.m. Eastern time) of Spartan Municipal Income on the Closing Date, using the valuation procedures set forth in Spartan Municipal Income's then-current Prospectus and Statement of Additional Information. The net asset value of a share of Fidelity Municipal Income will be determined as of the same time using the valuation procedures set forth in its then-current Prospectus and Statement of Additional Information.
 As of the Closing Date, Spartan Municipal Income will distribute to its shareholders of record the shares of Fidelity Municipal Income it received, so that each Spartan Municipal Income shareholder will receive the number of full and fractional shares of Fidelity Municipal Income equal in value to the aggregate net asset value of shares of Spartan Municipal Income held by such shareholder on the Closing Date; Spartan Municipal Income will be liquidated as soon as practicable thereafter. Such distribution will be accomplished by opening accounts on the books of Fidelity Municipal Income in the names of the Spartan Municipal Income shareholders and by transferring thereto shares of Fidelity Municipal Income. Each Spartan Municipal Income shareholder's account shall be credited with the respective PRO RATA number of full and fractional shares (rounded to the third decimal place) of Fidelity Municipal Income due that shareholder. Fidelity Municipal Income shall not issue certificates representing its shares in connection with such exchange.
 Accordingly, immediately after the Reorganization, each former Spartan Municipal Income shareholder will own shares of Fidelity Municipal Income equal to the aggregate net asset value of that shareholder's shares of Spartan Municipal Income immediately prior to the Reorganization. The net asset value per share of Fidelity Municipal Income will be unchanged by the transaction. Thus, the Reorganization will not result in a dilution of any shareholder interest.
 Any transfer taxes payable upon issuance of shares of Fidelity Municipal Income in a name other than that of the registered holder of the shares on the books of Spartan Municipal Income as of that time shall be paid by the person to whom such shares are to be issued as a condition of such transfer. Any reporting responsibility of Spartan Municipal Income is and will continue to be its responsibility up to and including the Closing Date and such later date on which Spartan Municipal Income is liquidated.
 Pursuant to its management contract with Spartan Municipal Income and its all-inclusive management fee, FMR will bear the cost of the Reorganization, including professional fees, expenses associated with the filing of registration statements, and the cost of soliciting proxies for the Meeting, which will consist principally of printing and mailing prospectuses and proxy statements, together with the cost of any supplementary solicitation. However, there may be some transaction costs associated with portfolio adjustments to Spartan Municipal Income and Fidelity Municipal Income due to the Reorganization prior to the Closing Date which will be borne by Spartan Municipal Income and Fidelity Municipal Income, respectively. Any transaction costs associated with portfolio adjustments to Spartan Municipal Income and Fidelity Municipal Income due to the Reorganization which occur after the Closing Date and any additional merger-related costs attributable to Fidelity Municipal Income which occur after the Closing Date will be borne by Fidelity Municipal Income. The funds may recognize a taxable gain or loss on the disposition of securities pursuant to these portfolio adjustments. See the section entitled "Reasons for the Reorganization."
 The consummation of the Reorganization is subject to a number of conditions set forth in the Agreement, some of which may be waived by a fund. In addition, the Agreement may be amended in any mutually agreeable manner, except that no amendment that may have a materially adverse effect on the shareholders' interests may be made subsequent to the Meeting. REASONS FOR THE REORGANIZATION
 The Board of Trustees (the Board) of the funds have determined that the Reorganization is in the best interests of the shareholders of both funds and that the Reorganization will not result in a dilution of the interests of shareholders of either fund.
 In considering the Reorganization, the Board considered a number of factors, including the following:
 (1)  the compatibility of the funds' investment objectives and policies;
 (2)  the historical performance of the funds;
 (3)  the relative expense ratios of the funds;
 (4) the costs to be incurred by each fund as a result of the Reorganization;
 (5)  the tax consequences of the Reorganization;
 (6)  the relative size of the funds;
 (7)  the elimination of duplicative funds;
 (8) the impact of changes to the municipal bond product line on the funds and their shareholders; and
 (9)  the benefit to FMR.
 FMR recommended the Reorganization to the Board at a meeting of the Board on April 17, 1997. In recommending the Reorganization, FMR also advised the Board that the funds have comparable investment objectives, investment policies, permissible investments, and service features. In particular, FMR informed the Board that the funds differed primarily with respect to their expense structures.
 The Board also considered that former shareholders of Spartan Municipal Income will receive shares of Fidelity Municipal Income equal to the value of their shares of Spartan Municipal Income. In addition, the funds will receive an opinion of counsel that, except with respect to Section 1256 contracts, the Reorganization will not result in any gain or loss for Federal income tax purposes either to Spartan Municipal Income or Fidelity Municipal Income or to the shareholders of either fund.
 Furthermore, on April 17, 1997, the Board considered FMR's representation to the Board that if the Reorganization is approved, it would guarantee an expense ratio of 0.53% of average net assets for the surviving fund (excluding interest, taxes, brokerage commissions and extraordinary expenses) following the Closing Date of the Reorganization through December 31, 1999, resulting in an immediate savings of 0.02% to shareholders of both Spartan Municipal Income and Fidelity Municipal Income. FMR informed the Board that it would pay all of Spartan Municipal Income's expenses associated with the Reorganization, including professional fees and the costs of proxy solicitation. Previously, FMR had informed the Board that effective April 1, 1997, it would voluntarily agree to limit Fidelity Municipal Income's total operating expenses to 0.55% of average net assets. The Board was informed that any expenses associated with the Reorganization, including professional fees and the costs of proxy solicitation, directly attributable to Fidelity Municipal Income would be borne by Fidelity Municipal Income, provided they do not exceed the fund's 0.55% expense cap.
 Finally, the Board considered the proposed Reorganization in the context of a general goal of reducing the number of duplicative funds managed by FMR. While the reduction of duplicative funds and funds with lower assets potentially would benefit FMR, it also should benefit shareholders by facilitating increased operational efficiencies.
DESCRIPTION OF THE SECURITIES TO BE ISSUED
 Fidelity Court Street Trust (the trust) is registered with the Securities and Exchange Commission (the Commission) as an open-end management investment company. The trust's Trustees are authorized to issue an unlimited number of shares of beneficial interest of separate series. Fidelity Municipal Income is one of four funds of the trust. Each share of Fidelity Municipal Income represents an equal proportionate interest with each other share of the fund, and each such share of Fidelity Municipal Income is entitled to equal voting, dividend, liquidation, and redemption rights. Each shareholder of the fund is entitled to one vote for each dollar value of net asset value of the fund that shareholder owns. Shares of Fidelity Municipal Income have no preemptive or conversion rights. The voting and dividend rights, the right of redemption, and the privilege of exchange are described in the fund's Prospectus. Shares are fully paid and nonassessable, except as set forth in the fund's Statement of Additional Information under the heading "Shareholder and Trustee Liability."
 The trust does not hold annual meetings of shareholders. There will normally be no meetings of shareholders for the purpose of electing Trustees unless less than a majority of the Trustees holding office have been elected by shareholders, at which time the Trustees then in office will call a shareholder meeting for the election of Trustees. Under the 1940 Act, shareholders of record of at least two-thirds of the outstanding shares of an investment company may remove a Trustee by votes cast in person or by proxy at a meeting called for that purpose. The Trustees are required to call a meeting of shareholders for the purpose of voting upon the question of removal of any Trustee when requested in writing to do so by the shareholders of record holding at least 10% of the trust's outstanding shares.
FEDERAL INCOME TAX CONSIDERATIONS
 The exchange of Spartan Municipal Income's assets for Fidelity Municipal Income's shares and the assumption of the liabilities of Spartan Municipal Income by Fidelity Municipal Income is intended to qualify for federal income tax purposes as a tax-free reorganization under the Code. With respect to the Reorganization, the participating funds have received an opinion from Kirkpatrick & Lockhart LLP, counsel to Spartan Municipal Income and Fidelity Municipal Income, substantially to the effect that:
 (i) The acquisition by Fidelity Municipal Income of all of the assets of Spartan Municipal Income solely in exchange for Fidelity Municipal Income shares and the assumption by Fidelity Municipal Income of Spartan Municipal Income's liabilities, followed by the distribution by Spartan Municipal Income of Fidelity Municipal Income shares to the shareholders of Spartan Municipal Income pursuant to the liquidation of Spartan Municipal Income and constructively in exchange for their Spartan Municipal Income shares, will constitute a reorganization within the meaning of section 368(a)(1)(C) of the Code, and Spartan Municipal Income and Fidelity Municipal Income will each be "a party to a reorganization" within the meaning of section 368(b) of the Code;
 (ii) No gain or loss will be recognized by Spartan Municipal Income upon the transfer of all of its assets to Fidelity Municipal Income in exchange solely for Fidelity Municipal Income shares and Fidelity Municipal Income's assumption of Spartan Municipal Income's liabilities, followed by Spartan Municipal Income's subsequent distribution of those shares to shareholders in liquidation of Spartan Municipal Income;
 (iii) No gain or loss will be recognized by Fidelity Municipal Income upon the receipt of the assets of Spartan Municipal Income in exchange solely for Fidelity Municipal Income shares and its assumption of Spartan Municipal Income's liabilities;
 (iv) The shareholders of Spartan Municipal Income will recognize no gain or loss upon the exchange of their Spartan Municipal Income shares solely for Fidelity Municipal Income shares;
 (v) The basis of Spartan Municipal Income's assets in the hands of Fidelity Municipal Income will be the same as the basis of those assets in the hands of Spartan Municipal Income immediately prior to the Reorganization, and the holding period of those assets in the hands of Fidelity Municipal Income will include the holding period of those assets in the hands of Spartan Municipal Income;
 (vi) The basis of Spartan Municipal Income shareholders in Fidelity Municipal Income shares will be the same as their basis in Spartan Municipal Income shares to be surrendered in exchange therefor; and
 (vii) The holding period of the Fidelity Municipal Income shares to be received by the Spartan Municipal Income shareholders will include the period during which the Spartan Municipal Income shares to be surrendered in exchange therefor were held, provided such Spartan Municipal Income shares were held as capital assets by those shareholders on the date of the Reorganization.
 Shareholders of Spartan Municipal Income should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Because the foregoing discussion only relates to the federal income tax consequences of the Reorganization, those shareholders also should consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.
CAPITALIZATION
 The following table shows the capitalization of the funds as of November 30, 1996 and on a pro forma combined basis (unaudited) as of that date giving effect to the Reorganization.

                                             NET ASSET VALUE   SHARES
                            NET ASSETS       PER SHARE         OUTSTANDING

Spartan Municipal Income    $570,631,813     $10.52            54,226,675

Fidelity Municipal Income   $1,837,366,606   $12.43            147,826,114

Pro Forma Combined Fund     $2,407,998,419   $12.43            193,733,742

CONCLUSION
 The Agreement and Plan of Reorganization and the transactions provided for therein were approved by the Board at a meeting held on April 17, 1997. The Boards of Trustees of Fidelity Union Street Trust and Fidelity Court Street Trust determined that the proposed Reorganization is in the best interests of shareholders of each fund and that the interests of existing shareholders of Spartan Municipal Income and Fidelity Municipal Income would not be diluted as a result of the Reorganization. In the event that the Reorganization is not consummated, Spartan Municipal Income will continue to engage in business as a fund of a registered investment company and the Board of Fidelity Union Street Trust will consider other proposals for the reorganization or liquidation of the fund.

2. TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION BETWEEN SPARTAN ARIZONA MUNICIPAL INCOME FUND AND FIDELITY MUNICIPAL INCOME FUND. REORGANIZATION PLAN
 The terms and conditions under which the proposed transaction may be consummated are set forth in the Agreement. Significant provisions of the Agreement are summarized below; however, this summary is qualified in its entirety by reference to the Agreement, a copy of which is attached as
Exhibit 2 to this Proxy Statement.
 The Agreement contemplates (a) Fidelity Municipal Income acquiring as of the Closing Date all of the assets of Spartan AZ Income in exchange solely for shares of Fidelity Municipal Income and the assumption by Fidelity Municipal Income of Spartan AZ Income's liabilities; and (b) the distribution of shares of Fidelity Municipal Income to the shareholders of Spartan AZ Income as provided for in the Agreement.
 The assets of Spartan AZ Income to be acquired by Fidelity Municipal Income include all cash, cash equivalents, securities, receivables (including interest or dividends receivables), claims, choses in action, and other property owned by Spartan AZ Income, and any deferred or prepaid expenses shown as an asset on the books of Spartan AZ Income on the Closing Date. Fidelity Municipal Income will assume from Spartan AZ Income all liabilities, debts, obligations, and duties of Spartan AZ Income of whatever kind or nature, whether absolute, accrued, contingent, or otherwise, whether or not arising in the ordinary course of business, whether or not determinable on the Closing Date, and whether or not specifically referred to in the Agreement; provided, however, that Spartan AZ Income will use its best efforts, to the extent practicable, to discharge all of its known liabilities prior to the Closing Date, other than liabilities incurred in the ordinary course of business. Fidelity Municipal Income also will deliver to Spartan AZ Income the number of full and fractional shares of Fidelity Municipal Income having an aggregate net asset value equal to the value of the assets of Spartan AZ Income less the respective liabilities of Spartan AZ Income as of the Closing Date. Spartan AZ Income shall then distribute the Fidelity Municipal Income shares PRO RATA to its shareholders.
 The value of Spartan AZ Income's assets to be acquired by Fidelity Municipal Income and the amount of its liabilities to be assumed by Fidelity Municipal Income will be determined as of the close of business (4:00 p.m. Eastern time) of Spartan AZ Income on the Closing Date, using the valuation procedures set forth in Spartan AZ Income's then-current Prospectus and Statement of Additional Information. The net asset value of a share of Fidelity Municipal Income will be determined as of the same time using the valuation procedures set forth in its then-current Prospectus and Statement of Additional Information.
 As of the Closing Date, Spartan AZ Income will distribute to its shareholders of record the shares of Fidelity Municipal Income it received, so that each Spartan AZ Income shareholder will receive the number of full and fractional shares of Fidelity Municipal Income equal in value to the aggregate net asset value of shares of Spartan AZ Income held by such shareholder on the Closing Date; Spartan AZ Income will be liquidated as soon as practicable thereafter. Such distribution will be accomplished by opening accounts on the books of Fidelity Municipal Income in the names of the Spartan AZ Income shareholders and by transferring thereto shares of Fidelity Municipal Income. Each Spartan AZ Income shareholder's account shall be credited with the respective PRO RATA number of full and fractional shares (rounded to the third decimal place) of Fidelity Municipal Income due that shareholder. Fidelity Municipal Income shall not issue certificates representing its shares in connection with such exchange.
 Accordingly, immediately after the Reorganization, each former Spartan AZ Income shareholder will own shares of Fidelity Municipal Income equal to the aggregate net asset value of that shareholder's shares of Spartan AZ Income immediately prior to the Reorganization. The net asset value per share of Fidelity Municipal Income will be unchanged by the transaction. Thus, the Reorganization will not result in a dilution of any shareholder interest.
 Any transfer taxes payable upon issuance of shares of Fidelity Municipal Income in a name other than that of the registered holder of the shares on the books of Spartan AZ Income as of that time shall be paid by the person to whom such shares are to be issued as a condition of such transfer. Any reporting responsibility of Spartan AZ Income is and will continue to be its responsibility up to and including the Closing Date and such later date on which Spartan AZ Income is liquidated.
 Pursuant to its management contract with Spartan AZ Income and its all-inclusive management fee, FMR will bear the cost of the Reorganization, including professional fees, expenses associated with the filing of registration statements, and the cost of soliciting proxies for the Meeting, which will consist principally of printing and mailing prospectuses and proxy statements, together with the cost of any supplementary solicitation. However, there may be some transaction costs associated with portfolio adjustments to Spartan AZ Income and Fidelity Municipal Income due to the Reorganization prior to the Closing Date which will be borne by Spartan AZ Income and Fidelity Municipal Income, respectively. Any transaction costs associated with portfolio adjustments to Spartan AZ Income and Fidelity Municipal Income due to the Reorganization which occur after the Closing Date and any additional merger-related costs attributable to Fidelity Municipal Income which occur after the Closing Date will be borne by Fidelity Municipal Income. The funds may recognize a taxable gain or loss on the disposition of securities pursuant to these portfolio adjustments. See the section entitled "Reasons for the Reorganization."
 The consummation of the Reorganization is subject to a number of conditions set forth in the Agreement, some of which may be waived by a fund. In addition, the Agreement may be amended in any mutually agreeable manner, except that no amendment that may have a materially adverse effect on the shareholders' interests may be made subsequent to the Meeting. REASONS FOR THE REORGANIZATION
 The Board of Trustees (the Board) of the funds have determined that the Reorganization is in the best interests of the shareholders of both funds and that the Reorganization will not result in a dilution of the interests of shareholders of either Fund.
 In considering the Reorganization, the Board considered a number of factors, including the following:
 (1)  the compatibility of the funds' investment objectives and policies;
 (2)  the historical performance of the funds;
 (3)  the relative expense ratios of the funds;
 (4)  the costs to be incurred by each fund as a result of the
Reorganization;
 (5)  the tax consequences of the Reorganization;
 (6)  the relative size of the funds;
 (7) the impact of changes to the municipal bond product line on the funds and their shareholders; and
 (8)  the benefit to FMR.
 FMR recommended the Reorganization to the Board at a meeting of the Board on April 17, 1997. In recommending the Reorganization, FMR also advised the Board that the funds have similar investment policies, permissible investments, and identical service features In particular, FMR informed the Board that the funds differed primarily with respect to their investment objectives and expense structures. In addition, the Board was advised that to the extent that Spartan AZ Income, or the combined fund following the Reorganization, invests in securities outside of Arizona, income from such investments may be subject to state income tax.
 The Board also considered that former shareholders of Spartan AZ Income will receive shares of Fidelity Municipal Income equal to the value of their shares of Spartan AZ Income. In addition, the funds will receive an opinion of counsel that, except with respect to Section 1256 contracts, the Reorganization will not result in any gain or loss for Federal income tax purposes either to Spartan AZ Income or Fidelity Municipal Income or to the shareholders of either fund.
 Furthermore, on April 17, 1997, the Board considered FMR's representation to the Board that if the Reorganization is approved, it would guarantee an expense ratio of 0.53% of average net assets for the surviving fund (excluding interest, taxes, brokerage commissions and extraordinary expenses) following the Closing Date of the Reorganization through December 31, 1999, resulting in an immediate savings of 0.02% to shareholders of both Spartan AZ Income and Fidelity Municipal Income. FMR informed the Board that it would pay all of Spartan AZ Income's expenses associated with the Reorganization, including professional fees and the costs of proxy solicitation. Previously, FMR had informed the Board that effective April 1, 1997, it would voluntarily agree to limit Fidelity Municipal Income's total operating expenses to 0.55% of average net assets. The Board was informed that any expenses associated with the Reorganization, including professional fees and the costs of proxy solicitation, directly attributable to Fidelity Municipal Income would be borne by Fidelity Municipal Income, provided they do not exceed the fund's 0.55% expense cap.
 Finally, the Board considered the proposed Reorganization in the context of a general goal of reducing the number of small funds managed by FMR. While the reduction of funds with lower assets potentially would benefit FMR, it also should benefit shareholders by facilitating increased operational efficiencies.
DESCRIPTION OF THE SECURITIES TO BE ISSUED
 Fidelity Court Street Trust (the trust) is registered with the Securities and Exchange Commission (the Commission) as an open-end management investment company. The trust's Trustees are authorized to issue an unlimited number of shares of beneficial interest of separate series. Fidelity Municipal Income is one of four funds of the trust. Each share of Fidelity Municipal Income represents an equal proportionate interest with each other share of the fund, and each such share of Fidelity Municipal Income is entitled to equal voting, dividend, liquidation, and redemption rights. Each shareholder of the fund is entitled to one vote for each dollar value of net asset value of the fund that shareholder owns. Shares of Fidelity Municipal Income have no preemptive or conversion rights. The voting and dividend rights, the right of redemption, and the privilege of exchange are described in the fund's Prospectus. Shares are fully paid and nonassessable, except as set forth in the fund's Statement of Additional Information under the heading "Shareholder and Trustee Liability."
 The trust does not hold annual meetings of shareholders. There will normally be no meetings of shareholders for the purpose of electing Trustees unless less than a majority of the Trustees holding office have been elected by shareholders, at which time the Trustees then in office will call a shareholder meeting for the election of Trustees. Under the 1940 Act, shareholders of record of at least two-thirds of the outstanding shares of an investment company may remove a Trustee by votes cast in person or by proxy at a meeting called for that purpose. The Trustees are required to call a meeting of shareholders for the purpose of voting upon the question of removal of any Trustee when requested in writing to do so by the shareholders of record holding at least 10% of the trust's outstanding shares.
FEDERAL INCOME TAX CONSIDERATIONS
 The exchange of Spartan AZ Income's assets for Fidelity Municipal Income's shares and the assumption of the liabilities of Spartan AZ Income by Fidelity Municipal Income is intended to qualify for federal income tax purposes as a tax-free reorganization under the Code. With respect to the Reorganization, the participating funds have received an opinion from Kirkpatrick & Lockhart LLP, counsel to Spartan AZ Income and Fidelity Municipal Income, substantially to the effect that:
 (i) The acquisition by Fidelity Municipal Income of all of the assets of Spartan AZ Income solely in exchange for Fidelity Municipal Income shares and the assumption by Fidelity Municipal Income of Spartan AZ Income's liabilities, followed by the distribution by Spartan AZ Income of Fidelity Municipal Income shares to the shareholders of Spartan AZ Income pursuant to the liquidation of Spartan AZ Income and constructively in exchange for their Spartan AZ Income shares, will constitute a reorganization within the meaning of section 368(a)(1)(C) of the Code, and Spartan AZ Income and Fidelity Municipal Income will each be "a party to a reorganization" within the meaning of section 368(b) of the Code;
 (ii) No gain or loss will be recognized by Spartan AZ Income upon the transfer of all of its assets to Fidelity Municipal Income in exchange solely for Fidelity Municipal Income shares and Fidelity Municipal Income's assumption of Spartan AZ Income 's liabilities, followed by Spartan AZ Income 's subsequent distribution of those shares to shareholders in liquidation of Spartan AZ Income ;
 (iii) No gain or loss will be recognized by Fidelity Municipal Income upon the receipt of the assets of Spartan AZ Income in exchange solely for Fidelity Municipal Income shares and its assumption of Spartan AZ Income 's liabilities;
 (iv) The shareholders of Spartan AZ Income will recognize no gain or loss upon the exchange of their Spartan AZ Income shares solely for Fidelity Municipal Income shares;
 (v) The basis of Spartan AZ Income's assets in the hands of Fidelity Municipal Income will be the same as the basis of those assets in the hands of Spartan AZ Income immediately prior to the Reorganization, and the holding period of those assets in the hands of Fidelity Municipal Income will include the holding period of those assets in the hands of Spartan AZ Income;
 (vi) The basis of Spartan AZ Income shareholders in Fidelity Municipal Income shares will be the same as their basis in Spartan AZ Income shares to be surrendered in exchange therefor; and
 (vii) The holding period of the Fidelity Municipal Income shares to be received by the Spartan AZ Income shareholders will include the period during which the Spartan AZ Income shares to be surrendered in exchange therefor were held, provided such Spartan AZ Income shares were held as capital assets by those shareholders on the date of the Reorganization.
 Shareholders of Spartan AZ Income should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Because the foregoing discussion only relates to the federal income tax consequences of the Reorganization, those shareholders also should consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.
CAPITALIZATION
 The following table shows the capitalization of the funds as of November 30, 1996 and on a pro forma combined basis (unaudited) as of that date giving effect to the Reorganization.
                                             NET ASSET VALUE   SHARES
                            NET ASSETS       PER SHARE         OUTSTANDING

Spartan AZ Income           $21,527,980      $10.72            2,007,970

Fidelity Municipal Income   $1,837,366,606   $12.43            147,826,114

Pro Forma Combined Fund     $1,858,894,586   $12.43            149,558,051

CONCLUSION
 The Agreement and Plan of Reorganization and the transactions provided for therein were approved by the Board at a meeting held on April 17, 1997. The Boards of Trustees of Fidelity Union Street Trust and Fidelity Court Street Trust determined that the proposed Reorganization is in the best interests of shareholders of each fund and that the interests of existing shareholders of Spartan AZ Income and Fidelity Municipal Income would not be diluted as a result of the Reorganization. In the event that the Reorganization is not consummated, Spartan AZ Income will continue to engage in business as a fund of a registered investment company and the Board of Fidelity Union Street Trust will consider other proposals for the reorganization or liquidation of the fund.

3. TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION BETWEEN SPARTAN MARYLAND MUNICIPAL INCOME FUND AND FIDELITY MUNICIPAL INCOME FUND. REORGANIZATION PLAN
 The terms and conditions under which the proposed transaction may be consummated are set forth in the Agreement. Significant provisions of the Agreement are summarized below; however, this summary is qualified in its entirety by reference to the Agreement, a copy of which is attached as
Exhibit 3 to this Proxy Statement.
 The Agreement contemplates (a) Fidelity Municipal Income acquiring as of the Closing Date all of the assets of Spartan MD Income in exchange solely for shares of Fidelity Municipal Income and the assumption by Fidelity Municipal Income of Spartan MD Income's liabilities; and (b) the distribution of shares of Fidelity Municipal Income to the shareholders of Spartan MD Income as provided for in the Agreement.
 The assets of Spartan MD Income to be acquired by Fidelity Municipal Income include all cash, cash equivalents, securities, receivables (including interest or dividends receivables), claims, choses in action, and other property owned by Spartan MD Income, and any deferred or prepaid expenses shown as an asset on the books of Spartan MD Income on the Closing Date. Fidelity Municipal Income will assume from Spartan MD Income all liabilities, debts, obligations, and duties of Spartan MD Income of whatever kind or nature, whether absolute, accrued, contingent, or otherwise, whether or not arising in the ordinary course of business, whether or not determinable on the Closing Date, and whether or not specifically referred to in the Agreement; provided, however, that Spartan MD Income will use its best efforts, to the extent practicable, to discharge all of its known liabilities prior to the Closing Date, other than liabilities incurred in the ordinary course of business. Fidelity Municipal Income also will deliver to Spartan MD Income the number of full and fractional shares of Fidelity Municipal Income having an aggregate net asset value equal to the value of the assets of Spartan MD Income less the respective liabilities of Spartan MD Income as of the Closing Date. Spartan MD Income shall then distribute the Fidelity Municipal Income shares PRO RATA to its shareholders.
 The value of Spartan MD Income's assets to be acquired by Fidelity Municipal Income and the amount of its liabilities to be assumed by Fidelity Municipal Income will be determined as of the close of business (4:00 p.m. Eastern time) of Spartan MD Income on the Closing Date, using the valuation procedures set forth in Spartan MD Income's then-current Prospectus and Statement of Additional Information. The net asset value of a share of Fidelity Municipal Income will be determined as of the same time using the valuation procedures set forth in its then-current Prospectus and Statement of Additional Information.
 As of the Closing Date, Spartan MD Income will distribute to its shareholders of record the shares of Fidelity Municipal Income it received, so that each Spartan MD Income shareholder will receive the number of full and fractional shares of Fidelity Municipal Income equal in value to the aggregate net asset value of shares of Spartan MD Income held by such shareholder on the Closing Date; Spartan MD Income will be liquidated as soon as practicable thereafter. Such distribution will be accomplished by opening accounts on the books of Fidelity Municipal Income in the names of the Spartan MD Income shareholders and by transferring thereto shares of Fidelity Municipal Income. Each Spartan MD Income shareholder's account shall be credited with the respective PRO RATA number of full and fractional shares (rounded to the third decimal place) of Fidelity Municipal Income due that shareholder. Fidelity Municipal Income shall not issue certificates representing its shares in connection with such exchange.
 Accordingly, immediately after the Reorganization, each former Spartan MD Income shareholder will own shares of Fidelity Municipal Income equal to the aggregate net asset value of that shareholder's shares of Spartan MD Income immediately prior to the Reorganization. The net asset value per share of Fidelity Municipal Income will be unchanged by the transaction. Thus, the Reorganization will not result in a dilution of any shareholder interest.
 Any transfer taxes payable upon issuance of shares of Fidelity Municipal Income in a name other than that of the registered holder of the shares on the books of Spartan MD Income as of that time shall be paid by the person to whom such shares are to be issued as a condition of such transfer. Any reporting responsibility of Spartan MD Income is and will continue to be its responsibility up to and including the Closing Date and such later date on which Spartan MD Income is liquidated.
 Pursuant to its management contract with Spartan MD Income and its all-inclusive management fee, FMR will bear the cost of the Reorganization, including professional fees, expenses associated with the filing of registration statements, and the cost of soliciting proxies for the Meeting, which will consist principally of printing and mailing prospectuses and proxy statements, together with the cost of any supplementary solicitation. However, there may be some transaction costs associated with portfolio adjustments to Spartan MD Income and Fidelity Municipal Income due to the Reorganization prior to the Closing Date which will be borne by Spartan MD Income and Fidelity Municipal Income, respectively. Any transaction costs associated with portfolio adjustments to Spartan MD Income and Fidelity Municipal Income due to the the Reorganization which occur after the Closing Date and any additional merger-related costs attributable to Fidelity Municipal Income which occur after the Closing Date will be borne by Fidelity Municipal Income. The funds may recognize a taxable gain or loss on the disposition of securities pursuant to these portfolio adjustments. See the section entitled "Reasons for the Reorganization."
 The consummation of the Reorganization is subject to a number of conditions set forth in the Agreement, some of which may be waived by a fund. In addition, the Agreement may be amended in any mutually agreeable manner, except that no amendment that may have a materially adverse effect on the shareholders' interests may be made subsequent to the Meeting. REASONS FOR THE REORGANIZATION
 The Board of Trustees (the Board) of the funds have determined that the Reorganization is in the best interests of the shareholders of both funds and that the Reorganization will not result in a dilution of the interests of shareholders of either fund.
 In considering the Reorganization, the Board considered a number of factors, including the following:
 (1)  the compatibility of the funds' investment objectives and policies;
 (2)  the historical performance of the funds;
 (3)  the relative expense ratios of the funds;
 (4)  the costs to be incurred by each fund as a result of the
Reorganization;
 (5)  the tax consequences of the Reorganization;
 (6)  the relative size of the funds;
 (7) the impact of changes to the municipal bond product line on the funds and their shareholders; and
 (8)  the benefit to FMR.
 FMR recommended the Reorganization to the Board at a meeting of the Board on April 17, 1997. In recommending the Reorganization, FMR also advised the Board that the funds have similar investment policies, permissible investments, and identical service features. In particular, FMR informed the Board that the funds differed primarily with respect to their investment objectives and expense structures. In addition, the Board was advised that to the extent that Spartan MD Income, or the combined fund following the Reorganization, invests in securities outside of Maryland, income from such investments may be subject to state and county income tax.
 The Board also considered that former shareholders of Spartan MD Income will receive shares of Fidelity Municipal Income equal to the value of their shares of Spartan MD Income. In addition, the funds will receive an opinion of counsel that, except with respect to Section 1256 contracts, the Reorganization will not result in any gain or loss for Federal income tax purposes either to Spartan MD Income or Fidelity Municipal Income or to the shareholders of either fund.
 Furthermore, on April 17, 1997, the Board considered FMR's representation to the Board that if the Reorganization is approved, it would guarantee an expense ratio of 0.53% of average net assets for the surviving fund (excluding interest, taxes, brokerage commissions and extraordinary expenses) following the Closing Date of the Reorganization through December 31, 1999, resulting in an immediate savings of 0.02% to shareholders of both Spartan MD Income and Fidelity Municipal Income. FMR informed the Board that it would pay all of Spartan MD Income's expenses associated with the Reorganization, including professional fees and the costs of proxy solicitation. Previously, FMR had informed the Board that effective April 1, 1997, it would voluntarily agree to limit Fidelity Municipal Income's total operating expenses to 0.55% of average net assets. The Board was informed that any expenses associated with the Reorganization, including professional fees and the costs of proxy solicitation, directly attributable to Fidelity Municipal Income would be borne by Fidelity Municipal Income, provided they do not exceed the fund's 0.55% expense cap.
 Finally, the Board considered the proposed Reorganization in the context of a general goal of reducing the number of small funds managed by FMR. While the reduction of funds with lower assets potentially would benefit FMR, it also should benefit shareholders by facilitating increased operational efficiencies.
DESCRIPTION OF THE SECURITIES TO BE ISSUED
 Fidelity Court Street Trust (the trust) is registered with the Securities and Exchange Commission (the Commission) as an open-end management investment company. The trust's Trustees are authorized to issue an unlimited number of shares of beneficial interest of separate series. Fidelity Municipal Income is one of four funds of the trust. Each share of Fidelity Municipal Income represents an equal proportionate interest with each other share of the fund, and each such share of Fidelity Municipal Income is entitled to equal voting, dividend, liquidation, and redemption rights. Each shareholder of the fund is entitled to one vote for each dollar value of net asset value of the fund that shareholder owns. Shares of Fidelity Municipal Income have no preemptive or conversion rights. The voting and dividend rights, the right of redemption, and the privilege of exchange are described in the fund's Prospectus. Shares are fully paid and nonassessable, except as set forth in the fund's Statement of Additional Information under the heading "Shareholder and Trustee Liability."
 The trust does not hold annual meetings of shareholders. There will normally be no meetings of shareholders for the purpose of electing Trustees unless less than a majority of the Trustees holding office have been elected by shareholders, at which time the Trustees then in office will call a shareholder meeting for the election of Trustees. Under the 1940 Act, shareholders of record of at least two-thirds of the outstanding shares of an investment company may remove a Trustee by votes cast in person or by proxy at a meeting called for that purpose. The Trustees are required to call a meeting of shareholders for the purpose of voting upon the question of removal of any Trustee when requested in writing to do so by the shareholders of record holding at least 10% of the trust's outstanding shares.
FEDERAL INCOME TAX CONSIDERATIONS
 The exchange of Spartan MD Income's assets for Fidelity Municipal Income's shares and the assumption of the liabilities of Spartan MD Income by Fidelity Municipal Income is intended to qualify for federal income tax purposes as a tax-free reorganization under the Code. With respect to the Reorganization, the participating funds have received an opinion from Kirkpatrick & Lockhart LLP, counsel to Spartan MD Income and Fidelity Municipal Income, substantially to the effect that:
 (i) The acquisition by Fidelity Municipal Income of all of the assets of Spartan MD Income solely in exchange for Fidelity Municipal Income shares and the assumption by Fidelity Municipal Income of Spartan MD Income's liabilities, followed by the distribution by Spartan MD Income of Fidelity Municipal Income shares to the shareholders of Spartan MD Income pursuant to the liquidation of Spartan MD Income and constructively in exchange for their Spartan MD Income shares, will constitute a reorganization within the meaning of section 368(a)(1)(C) of the Code, and Spartan MD Income and Fidelity Municipal Income will each be "a party to a reorganization" within the meaning of section 368(b) of the Code;
 (ii) No gain or loss will be recognized by Spartan MD Income upon the transfer of all of its assets to Fidelity Municipal Income in exchange solely for Fidelity Municipal Income shares and Fidelity Municipal Income's assumption of Spartan MD Income's liabilities, followed by Spartan MD Income's subsequent distribution of those shares to shareholders in liquidation of Spartan MD Income;
 (iii) No gain or loss will be recognized by Fidelity Municipal Income upon the receipt of the assets of Spartan MD Income in exchange solely for Fidelity Municipal Income shares and its assumption of Spartan MD Income's liabilities;
 (iv) The shareholders of Spartan MD Income will recognize no gain or loss upon the exchange of their Spartan MD Income shares solely for Fidelity Municipal Income shares;
 (v) The basis of Spartan MD Income's assets in the hands of Fidelity Municipal Income will be the same as the basis of those assets in the hands of Spartan MD Income immediately prior to the Reorganization, and the holding period of those assets in the hands of Fidelity Municipal Income will include the holding period of those assets in the hands of Spartan MD Income;
 (vi) The basis of Spartan MD Income shareholders in Fidelity Municipal Income shares will be the same as their basis in Spartan MD Income shares to be surrendered in exchange therefor; and
 (vii) The holding period of the Fidelity Municipal Income shares to be received by the Spartan MD Income shareholders will include the period during which the Spartan MD Income shares to be surrendered in exchange therefor were held, provided such Spartan MD Income shares were held as capital assets by those shareholders on the date of the Reorganization.
 Shareholders of Spartan MD Income should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Because the foregoing discussion only relates to the federal income tax consequences of the Reorganization, those shareholders also should consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.
CAPITALIZATION
 The following table shows the capitalization of the funds as of November 30, 1996 and on a pro forma combined basis (unaudited) as of that date giving effect to the Reorganizations.
                                             NET ASSET VALUE   SHARES
                            NET ASSETS       PER SHARE         OUTSTANDING

Spartan MD Income           $46,237,450      $10.14            4,561,783

Fidelity Municipal Income   $1,837,366,606   $12.43            147,826,114

Pro Forma Combined Fund     $1,883,604,056   $12.43            151,545,941

CONCLUSION
 The Agreement and Plan of Reorganization and the transactions provided for therein were approved by the Board at a meeting held on April 17, 1997. The Boards of Trustees of Fidelity Union Street Trust and Fidelity Court Street Trust determined that the proposed Reorganization is in the best interests of shareholders of each fund and that the interests of existing shareholders of Spartan MD Income and Fidelity Municipal Income would not be diluted as a result of the Reorganization. In the event that the Reorganization is not consummated, Spartan MD Income will continue to engage in business as a fund of a registered investment company and the Board of Fidelity Union Street Trust will consider other proposals for the reorganization or liquidation of the fund.

                                                    COMBINED CAPITALIZATION
 The following table shows the capitalization of the funds as of November 30, 1996 and on a pro forma combined basis (unaudited) as of that date giving effect to all three Reorganizations.
                                             NET ASSET VALUE   SHARES
                            NET ASSETS       PER SHARE         OUTSTANDING

Spartan Municipal Income    $570,631,813     $10.52            54,226,675

Spartan AZ Income           $21,527,980      $10.72            2,007,970

Spartan MD Income           $46,237,450      $10.14            4,561,783

Fidelity Municipal Income   $1,837,366,606   $12.43            147,826,114

Pro Forma Combined Fund     $2,475,763,849   $12.43            199,185,506

ADDITIONAL INFORMATION ABOUT FIDELITY MUNICIPAL INCOME FUND
 Fidelity Municipal Income's Prospectus (dated February 28, 1997 and supplemented April 1, 1997) is enclosed with this Proxy Statement and is incorporated herein by reference. The Prospectus contains additional information about the fund including its investment objective and policies, investment adviser, advisory fees and expenses, organization, and procedures for purchasing and redeeming shares. The Prospectus also contains Fidelity Municipal Income's financial highlights for the fiscal year ended November 30, 1996, as shown below:

FINANCIAL HIGHLIGHTS
   FIDELITY MUNICIPAL INCOME
SELECTED PER-SHARE DATA



    Years ended November 30
   1996         1995         1994A        1993         1992         1991         1990         1989         1988         1987

 Net asset value,
   $12.300      $11.040      $13.230      $12.720      $12.690      $12.610      $12.800      $12.210      $11.750      $13.770
 beginning of period

 Income from
    .648         .677         .755         .764         .811         .845         .857         .893         .901         .936
 Investment Operations
 Net interest income

  Net realized and
    .109         1.260        (1.690)      .700         .190         .310         .200         .600         .460         (1.500)
  unrealized gain (loss)

  Total from
    .757         1.937        (.935)       1.464        1.001        1.155        1.057        1.493        1.361        (.564)
  investment operations

 Less Distributions
    (.623)       (.677)       (.755)       (.764)       (.811)       (.845)       (.857)       (.893)       (.901)       (.936)
  From net interest income

  From net realized gain
    (.004)       --           (.500)       (.190)       (.160)       (.230)       (.390)       (.010)       --           (.520)

  Total distributions
    (.627)       (.677)       (1.255)      (.954)       (.971)       (1.075)      (1.247)      (.903)       (.901)       (1.456)

 Net asset value, end of
   $ 12.430     $ 12.300     $ 11.040     $ 13.230     $ 12.720     $ 12.690     $ 12.610     $ 12.800     $ 12.210     $ 11.750
 period

 Total return
    6.39%        17.95%       (7.74)%      11.92%       8.21%        9.62%        8.91%        12.60%       11.93%       (4.45)%

 RATIOS AND SUPPLEMENTAL DATA

 Net assets, end of period
   $ 1,837      $ 1,801      $ 1,693      $ 2,128      $ 2,075      $ 1,997      $ 1,784      $ 1,738      $ 1,574      $ 1,610
 (In millions)

 Ratio of expenses to
    .56%         .57%         .56%         .56%         .57%         .56%         .57%         .58%         .60%         .71%
 average net assets

 Ratio of net interest income
    5.32%        5.69%        6.21%        5.85%        6.40%        6.72%        6.96%        7.10%        7.48%        7.38%
 to average net assets

 Portfolio turnover rate
    53%          50%          48%          53%          47%          44%          58%          71%          47%          80%


   AEFFECTIVE DECEMBER 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INTEREST INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
MISCELLANEOUS
 LEGAL MATTERS. Certain legal matters in connection with the issuance of Fidelity Municipal Income shares have been passed upon by Kirkpatrick & Lockhart LLP, counsel to the Fidelity Court Street Trust.
 EXPERTS. The audited financial statements of Spartan Municipal Income, Spartan AZ Income, Spartan MD Income, and Fidelity Municipal Income, incorporated by reference into the Statements of Additional Information, have been examined by Coopers & Lybrand L.L.P. independent accountants, whose reports thereon are included in the Annual Reports to Shareholders for the fiscal year ended August 31, 1996 for Spartan Municipal Income, Spartan AZ Income, Spartan MD Income, and November 30, 1996 for Fidelity Municipal Income. The unaudited financial statements of Spartan Municipal Income, Spartan AZ Income, and Spartan MD Income for the period ended February 28, 1997 are incorporated by reference into the Statements of Additional Information. The financial statements audited by Coopers & Lybrand L.L.P. have been incorporated by reference in reliance on their reports given on their authority as experts in auditing and accounting.
 AVAILABLE INFORMATION. Spartan Municipal Income, Spartan AZ Income, Spartan MD Income, and Fidelity Municipal Income are each subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act, and in accordance therewith file reports, proxy material, and other information with the SEC. Such reports, proxy material, and other information can be inspected and copied at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and 7 World Trade Center, New York, NY 10048. Copies of such material can also be obtained from the Public Reference Branch Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549, at prescribed rates.
 NOTICE TO BANKS, BROKER-DEALERS AND VOTING TRUSTEES AND THEIR NOMINEES. Please advise Fidelity Union Street Trust, in care of Fidelity Union Street Trust at Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts 02109, whether other persons are beneficial owners of shares for which proxies are being solicited and, if so, the number of copies of the Proxy Statement you wish to receive in order to supply copies to the beneficial owners of the respective shares.
ATTACHMENT 1
AVERAGE ANNUAL TOTAL RETURNS
PERIODS ENDED NOVEMBER 30, 1996        PAST 1   PAST 5   PAST 10
                                       YEAR     YEARS    YEARS

Municipal Income                       6.39%    6.99%    7.26%

Lehman Brothers Municipal Bond Index   5.88%    7.83%    7.81%

General Municipal Debt Funds Average   4.91%    7.36%    7.22%

AVERAGE ANNUAL TOTAL RETURNS take the fund's actual (or cumulative) return and show you what would have happened if the fund had performed at a constant rate each year.
$10,000 OVER 10 YEARS

Fidelity Municipal Income Fund Lehman Brothers Muni Bond Index
$21,212
$20,156
           Municipal Income            LB Municipal Bond
             00037                       LB015
  1986/11/30      10000.00                    10000.00
  1986/12/31       9997.56                     9972.40
  1987/01/31      10244.76                    10272.67
  1987/02/28      10364.95                    10323.21
  1987/03/31      10286.17                    10213.78
  1987/04/30       9592.05                     9701.26
  1987/05/31       9521.49                     9653.14
  1987/06/30       9682.40                     9936.55
  1987/07/31       9805.83                    10037.91
  1987/08/31       9851.54                    10060.49
  1987/09/30       9388.92                     9689.56
  1987/10/31       9357.48                     9723.86
  1987/11/30       9555.08                     9977.75
  1987/12/31       9713.98                    10122.53
  1988/01/31      10052.04                    10483.10
  1988/02/29      10178.39                    10593.90
  1988/03/31       9935.93                    10471.01
  1988/04/30      10008.66                    10550.59
  1988/05/31      10081.23                    10520.10
  1988/06/30      10201.85                    10674.01
  1988/07/31      10307.50                    10743.60
  1988/08/31      10355.03                    10753.06
  1988/09/30      10582.85                    10947.69
  1988/10/31      10786.23                    11140.37
  1988/11/30      10695.21                    11038.32
  1988/12/31      10901.33                    11151.24
  1989/01/31      11055.12                    11381.85
  1989/02/28      10988.24                    11251.99
  1989/03/31      11010.89                    11225.09
  1989/04/30      11366.18                    11491.58
  1989/05/31      11606.62                    11730.26
  1989/06/30      11719.40                    11889.55
  1989/07/31      11804.81                    12051.37
  1989/08/31      11752.44                    11933.39
  1989/09/30      11702.28                    11897.83
  1989/10/31      11824.82                    12043.34
  1989/11/30      12043.21                    12254.10
  1989/12/31      12143.34                    12354.33
  1990/01/31      12015.39                    12295.90
  1990/02/28      12172.71                    12405.33
  1990/03/31      12186.48                    12409.05
  1990/04/30      11967.27                    12319.21
  1990/05/31      12297.47                    12588.14
  1990/06/30      12428.80                    12698.79
  1990/07/31      12621.21                    12885.46
  1990/08/31      12489.92                    12698.36
  1990/09/30      12584.15                    12705.60
  1990/10/31      12751.41                    12936.08
  1990/11/30      13115.95                    13196.23
  1990/12/31      13172.38                    13253.63
  1991/01/31      13343.94                    13431.49
  1991/02/28      13427.46                    13548.35
  1991/03/31      13470.67                    13553.23
  1991/04/30      13654.96                    13733.48
  1991/05/31      13775.23                    13855.57
  1991/06/30      13775.96                    13841.86
  1991/07/31      13976.09                    14010.45
  1991/08/31      14099.55                    14194.97
  1991/09/30      14212.24                    14379.79
  1991/10/31      14345.87                    14509.21
  1991/11/30      14377.18                    14549.69
  1991/12/31      14512.88                    14861.92
  1992/01/31      14661.86                    14895.81
  1992/02/29      14691.86                    14900.57
  1992/03/31      14706.26                    14906.09
  1992/04/30      14846.88                    15038.75
  1992/05/31      14989.37                    15215.76
  1992/06/30      15197.22                    15471.08
  1992/07/31      15587.11                    15934.90
  1992/08/31      15379.65                    15779.54
  1992/09/30      15420.94                    15882.73
  1992/10/31      15164.18                    15726.61
  1992/11/30      15557.70                    16008.27
  1992/12/31      15726.17                    16171.71
  1993/01/31      15946.26                    16359.79
  1993/02/28      16533.12                    16951.53
  1993/03/31      16413.34                    16772.35
  1993/04/30      16569.47                    16941.58
  1993/05/31      16665.64                    17036.79
  1993/06/30      16910.88                    17321.14
  1993/07/31      16916.76                    17343.83
  1993/08/31      17284.35                    17704.93
  1993/09/30      17534.32                    17906.58
  1993/10/31      17552.79                    17941.14
  1993/11/30      17411.49                    17783.08
  1993/12/31      17787.92                    18158.48
  1994/01/31      17983.55                    18365.85
  1994/02/28      17525.44                    17890.18
  1994/03/31      16714.56                    17161.69
  1994/04/30      16801.40                    17307.22
  1994/05/31      16906.11                    17457.27
  1994/06/30      16810.43                    17350.61
  1994/07/31      17127.68                    17668.65
  1994/08/31      17189.89                    17729.78
  1994/09/30      16934.52                    17469.51
  1994/10/31      16580.79                    17159.25
  1994/11/30      16063.48                    16849.01
  1994/12/31      16462.85                    17219.86
  1995/01/31      17024.06                    17712.00
  1995/02/28      17516.74                    18227.07
  1995/03/31      17562.64                    18436.49
  1995/04/30      17571.42                    18458.25
  1995/05/31      18119.47                    19047.25
  1995/06/30      17840.61                    18881.54
  1995/07/31      17969.75                    19060.54
  1995/08/31      18189.80                    19302.23
  1995/09/30      18330.14                    19424.41
  1995/10/31      18593.74                    19706.84
  1995/11/30      18946.11                    20033.78
  1995/12/31      19126.38                    20226.30
  1996/01/31      19284.77                    20379.01
  1996/02/29      19204.77                    20241.45
  1996/03/31      18958.77                    19982.77
  1996/04/30      18881.61                    19926.21
  1996/05/31      18886.61                    19918.24
  1996/06/30      19110.02                    20135.15
  1996/07/31      19289.93                    20318.38
  1996/08/31      19294.84                    20313.51
  1996/09/30      19521.22                    20597.90
  1996/10/31      19751.32                    20830.86
  1996/11/29      20156.35                    21212.06
$10,000 OVER 10 YEARS: Let's say hypothetically that $10,000 was invested in Fidelity Municipal Income Fund on November 30, 1986. As the chart shows, by November 30, 1996, the value of the investment would have grown to $20,156 - a 101.56% increase on the initial investment. For comparison, look at how the Lehman Brothers Municipal Bond Index did over the same period. With dividends reinvested, the same $10,000 would have grown to $21,212 - a 112.12% increase.


MARKET RECAP
Stable demand helped municipal
bonds perform better than their
investment-grade taxable
counterparts in the 12 months
ending February 28, 1997. However,
anticipation of short-term interest
rate increases by the Federal
Reserve Board negatively affected
all bonds. For the period, the
Lehman Brothers Municipal
Bond Index - a broad measure
of the municipal bond market - had
a total return of 5.51%. In
comparison, the Lehman Brothers
Aggregate Bond Index - a broad
measure of the performance of the
U.S. taxable bond market -
returned 5.35%. New issue supply
in the municipal market was strong
through the first half of the period,
but insurance companies and
individual investors helped sustain
demand. The diminishing likelihood of
significant tax reform in the near
future also helped support the muni
market. Like most domestic bonds,
munis were affected by signs of
strength in the economy in the first
half of 1996. Nevertheless, the
market conditions that supported the
muni market helped it enter the fall
trading at expensive levels relative
to its taxable counterparts. Munis
stalled because their rich valuations
inhibited demand and encouraged
selling. From December on, most
bond markets suffered from fears -
confirmed by Fed Chairman Alan
Greenspan's testimony before
Congress in late February - that
latent inflation pressures might
encourage the Fed to raise
short-term rates. Munis, however,
outperformed over the past few
months, in part because of a thin
supply of new issues.

An interview with David Murphy, Portfolio Manager of Fidelity Municipal Income Fund
Q. TELL US ABOUT THE FUND'S PERFORMANCE, DAVE.
A. The fund performed reasonably well. For the one-year period that ended November 30, 1996, the fund had a total return of 6.39%. For the same period, the Lehman Brothers Municipal Bond Index returned 5.88%. Additionally, the general municipal debt funds average, according to Lipper Analytical Services, was 4.91%.
Q. WHY DO YOU THINK IT DID BETTER THAN ITS BENCHMARK INDEX AND ITS PEERS? WAS THERE A PARTICULAR AREA OF THE MARKET YOU TARGETED?
A. Since the fund became a predominantly investment-grade fund over the past year, it avoided some disappointing areas of the non-investment-grade sector. Also, during the period, I emphasized industrial development bonds
- that is, bonds from corporate entities such as airlines or utilities that are issued through municipal authorities. In many cases, the businesses that back these bonds saw rising profitability and a reduction of outstanding debt.
Q. DID YOU FOCUS ON A PARTICULAR STATE?
A. I overweighted bonds from California, which generally performed well during the period. While the rest of the country has enjoyed an economic expansion for the past six years, this state just emerged from a prolonged economic downturn two years ago. Since then, even the hardest hit areas - Southern California, for instance - have shown employment growth, and the state's unemployment is at a six-year low. Additionally, in the first four months of the current fiscal year, the Golden State's tax revenues are $600 million ahead of budget.
Q. IN YOUR LAST REPORT, YOU DISCUSSED A FUNDAMENTAL STRATEGY OF YOURS. COULD YOU REITERATE THIS STRATEGY AND WHAT IT MEANS FOR THE FUND?
A. Sure. One of the ways I manage the fund is to use a barbelled coupon structure - that is, owning premium-coupon bonds as well as discount-coupon bonds. Historically, premium-coupon bonds - which pay higher annual income than newly issued bonds - offer downside protection should the market fall. Discount-coupon bonds - with annual income below newly issued bonds - offer price appreciation potential should the market rally. During the period, as either of these types of bonds moved closer to par (face value), I attempted to sell them and replace them with premium or discount bonds.
Q. WHAT MATURITY RANGE DID YOU EMPHASIZE AND WHY?
A. I targeted the 10-year to 15-year range because this area offered an attractive risk/reward scenario. One tool bond managers use in making investment decisions is the yield curve - or the graphical representation of the yields of bonds by ascending maturity dates. An analysis of the municipal yield curve during the period showed that up to about a 20 year maturity, an investor would be paid an appropriate amount of additional income for each additional year to maturity. It is this additional income that compensates the investor for the additional risk taken on by investing in longer maturity bonds. After 20 years, however, the extra income for each successive year to maturity was not, in my opinion, attractive enough for the level of risk inherent in these bonds. As a manager, it's my job to evaluate many different scenarios in order to come up with the best risk/reward strategy.
Q. WERE THERE BONDS FROM A PARTICULAR ISSUER THAT HURT THE FUND?
A. Yes. Bond issuer Michigan Health Care Corporation has been mired in bankruptcy proceedings since April 1995. Fidelity continues to monitor the situation and is still awaiting a resolution of pending litigation.
Q. WHAT DO YOU SEE GOING FORWARD?
A. I think there's a good case to be made for bonds and for municipal bonds in particular. We're in the midst of a long-term downtrend in inflation, and municipal finances are in the best shape we've seen in years. Additionally, the Boskin Commission, a panel of eminent economists assigned to study the accuracy of the consumer price index (CPI) as a gauge of inflation, found that the CPI overstates the cost of living by more than 1%. So, even though there could be volatility in the short term, I believe the economic fundamentals still argue for lower interest rates to emerge. THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD DATED NOVEMBER 30, 1996. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.

DAVE MURPHY ON THE STATE OF
MUNICIPAL FINANCES:
"For some time now, we've
seen steady increases in the
tax receipts of municipalities.
The reason is the six-year
economic expansion this
country has enjoyed. When the
economy expands, you see
rising personal income, more
spending and, thus, more sales
tax revenue. You also see a
rise in property values, which
brings in more property taxes.
Unfortunately, economic
expansions don't last
indefinitely. Eventually,
inflationary pressures emerge
causing a rise in interest rates
and, inevitably, an economic
slowdown.
"Going forward, municipal
bond investors will be watching
the effects on states and
municipalities of welfare
reform and other government
proposals that would shift
more responsibility to the
local level. The block grants
from the federal government
for these programs would
increase money for the states,
but it would also increase the
pressure to run these
programs more efficiently. So
it will be interesting to see
how states will deal with this
situation in the future."
Attachment 2
ANNUAL FUND OPERATING EXPENSES FOR CERTAIN REORGANIZATIONS (AS OF 4/30/97)

IF JUST SPARTAN MUNICIPAL INCOME REORGANIZATION IS APPROVED:


                        SPARTAN MUNICIPAL    FIDELITY MUNICIPAL   PRO FORMA EXPENSES
                        INCOME               INCOME               COMBINED FUNDA

Management Fees         0.55%                0.39%                0.38%
(after reimbursement)

Other Expenses          0.00%                0.15%                0.15%

Total Fund              0.55%                0.54%                0.53%
Operating Expenses
(after reimbursement)


A. FMR has agreed to limit the combined fund's total operating expenses to 0.53% of its average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999. If this agreement were not in effect, the management fee, other expenses, and total operating expenses, as a percentage of average net assets, would be 0.39%, 0.15%, and 0.54%, respectively.
EXAMPLE:

                            AFTER 1 YEAR   AFTER 3 YEARS   AFTER 5 YEARS   AFTER 10 YEARS

Spartan Municipal Income    $6             $18             $31             $69

Fidelity Municipal Income   $6             $17             $30             $68

Combined Fund               $5             $17             $30             $66



IF JUST SPARTAN AZ INCOME REORGANIZATION IS APPROVED:

                        SPARTAN AZ   FIDELITY MUNICIPAL   PRO FORMA EXPENSES
                        INCOMEB      INCOME               COMBINED FUNDA

Management Fees         0.55%        0.39%                0.38%
(after reimbursement)

Other Expenses          0.00%        0.15%                0.15%

Total Fund              0.55%        0.54%                0.53%
Operating Expenses
(after reimbursement)

A FMR has agreed to limit the combined fund's total operating expenses to 0.53% of its average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999. If this agreement were not in effect, the management fee, other expenses, and total operating expenses, as a percentage of average net assets, would be 0.39%, 0.15%, and 0.54%, respectively.
B FMR has entered into arrangements on behalf of the fund with the fund's custodian and transfer agent whereby credits realized as a result of uninvested cash balances are used to reduce fund expenses. Including these reductions the total operating expenses presented in the table would have been 0.53%.
EXAMPLE:

                            AFTER 1 YEAR   AFTER 3 YEARS   AFTER 5 YEARS   AFTER 10 YEARS

Spartan AZ Income           $6             $18             $31             $69

Fidelity Municipal Income   $6             $17             $30             $68

Combined Fund               $5             $17             $30             $66



IF JUST SPARTAN MD INCOME REORGANIZATION IS APPROVED:


                        SPARTAN MD INCOMEB   FIDELITY MUNICIPAL   PRO FORMA EXPENSES
                                             INCOME               COMBINED FUNDA

Management Fees         0.55%                0.39%                0.38%
(after reimbursement)

Other Expenses          0.00%                0.15%                0.15%

Total Fund              0.55%                0.54%                0.53%
Operating Expenses
(after reimbursement)


A FMR has agreed to limit the combined fund's total operating expenses to 0.53% of its average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999. If this agreement were not in effect, the management fee, other expenses, and total operating expenses, as a percentage of average net assets, would be 0.39%, 0.15%, and 0.54%, respectively.
B FMR has entered into arrangements on behalf of the fund with the fund's custodian and transfer agent whereby credits realized as a result of uninvested cash balances are used to reduce fund expenses. Including these reductions the total operating expenses presented in the table would have been 0.54%.
EXAMPLE:

                            AFTER 1 YEAR   AFTER 3 YEARS   AFTER 5 YEARS   AFTER 10 YEARS

Spartan MD Income           $6             $18             $31             $69

Fidelity Municipal Income   $6             $17             $30             $68

Combined Fund               $5             $17             $30             $66



IF JUST SPARTAN MUNICIPAL INCOME AND SPARTAN AZ INCOME REORGANIZATIONS ARE
APPROVED:

                                                                              PRO FORMA
                     SPARTAN MUNICIPAL    SPARTAN AZ    FIDELITY MUNICIPAL    EXPENSES
                     INCOME               INCOMEB       INCOME                COMBINED FUNDA

Management Fees      0.55%                0.55%         0.39%                 0.38%
(after
reimbursement)

Other Expenses       0.00%                0.00%         0.15%                 0.15%

Total Fund           0.55%                0.55%         0.54%                 0.53%
Operating Expenses
(after
reimbursement)


A FMR has agreed to limit the combined fund's total operating expenses to 0.53% of its average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999. If this agreement were not in effect, the management fee, other expenses, and total operating expenses, as a percentage of average net assets, would be 0.39%, 0.15%, and 0.54%, respectively.
B FMR has entered into arrangements on behalf of the fund with the fund's custodian and transfer agent whereby credits realized as a result of uninvested cash balances are used to reduce fund expenses. Including these reductions the total operating expenses presented in the table would have been 0.53%.
EXAMPLE:

                            AFTER 1 YEAR   AFTER 3 YEARS   AFTER 5 YEARS   AFTER 10 YEARS

Spartan Municipal Income    $6             $18             $31             $69

Spartan AZ Income           $6             $18             $31             $69

Fidelity Municipal Income   $6             $17             $30             $68

Combined Fund               $5             $17             $30             $66



IF JUST SPARTAN MUNICIPAL INCOME AND SPARTAN MD INCOME REORGANIZATIONS ARE
APPROVED:

                                                                             PRO FORMA
                     SPARTAN MUNICIPAL    SPARTAN MD   FIDELITY MUNICIPAL    EXPENSES
                     INCOME               INCOMEB      INCOME                COMBINED FUNDA

Management Fees      0.55%                0.55%        0.39%                 0.38%
(after
reimbursement)

Other Expenses       0.00%                0.00%        0.15%                 0.15%

Total Fund           0.55%                0.55%        0.54%                 0.53%
Operating Expenses
(after
reimbursement)


A FMR has agreed to limit the combined fund's total operating expenses to 0.53% of its average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999. If this agreement were not in effect, the management fee, other expenses, and total operating expenses, as a percentage of average net assets, would be 0.39%, 0.15%, and 0.54%, respectively.
B FMR has entered into arrangements on behalf of the fund with the fund's custodian and transfer agent whereby credits realized as a result of uninvested cash balances are used to reduce fund expenses. Including these reductions the total operating expenses presented in the table would have been 0.54%
EXAMPLE:

                            AFTER 1 YEAR   AFTER 3 YEARS   AFTER 5 YEARS   AFTER 10 YEARS

Spartan Municipal Income    $6             $18             $31             $69

Spartan MD Income           $6             $18             $31             $69

Fidelity Municipal Income   $6             $17             $30             $68

Combined Fund               $5             $17             $30             $66



IF JUST SPARTAN AZ INCOME AND SPARTAN MD INCOME REORGANIZATIONS ARE
APPROVED:

                                                                     PRO FORMA
                     SPARTAN AZ   SPARTAN MD   FIDELITY MUNICIPAL    EXPENSES
                     INCOMEB      INCOMEB      LNCOME                COMBINED FUNDA

Management Fees      0.55%        0.55%        0.39%                 0.38%
(after
reimbursement)

Other Expenses       0.00%        0.00%        0.15%                 0.15%

Total Fund           0.55%        0.55%        0.54%                 0.53%
Operating Expenses
(after
reimbursement)


A FMR has agreed to limit the combined fund's total operating expenses to 0.53% of its average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999. If this agreement were not in effect, the management fee, other expenses, and total operating expenses, as a percentage of average net assets, would be 0.39%, 0.15%, and 0.54%, respectively.
B FMR has entered into arrangements on behalf of the funds with each fund's custodian and transfer agent whereby credits realized as a result of uninvested cash balances are used to reduce fund expenses. Including these reductions the total operating expenses presented in the table would have been 0.53% and 0.54% for Spartan AZ Income and Spartan MD Income, respectively.
EXAMPLE:

                            AFTER 1 YEAR   AFTER 3 YEARS   AFTER 5 YEARS   AFTER 10 YEARS

Spartan AZ Income           $6             $18             $31             $69

Spartan MD Income           $6             $18             $31             $69

Fidelity Municipal Income   $6             $17             $30             $68

Combined Fund               $5             $17             $30             $66


 These examples assume that all dividends and other distributions are reinvested and that the percentage amounts listed under Annual Fund Operating Expenses remain the same in the years shown. These examples illustrate the effect of expenses, but are not meant to suggest actual or expected costs, which may vary. The assumed return of 5% is not a prediction of, and does not represent, actual or expected performance of any fund.

Exhibit 1
FORM OF
AGREEMENT AND PLAN OF REORGANIZATION

 THIS AGREEMENT AND PLAN OF REORGANIZATION (the Agreement) is made as of August 11, 1997 by and between Fidelity Union Street Trust, a Massachusetts business trust, on behalf of one of its series Spartan Municipal Income Fund (Spartan Municipal Income), and Fidelity Court Street Trust, a Massachusetts business trust, on behalf of one of it series Fidelity Municipal Income Fund (Fidelity Municipal Income). Fidelity Union Street Trust and Fidelity Court Street Trust may be referred to herein collectively as the "Trusts" or each individually as the "Trust." The trusts are duly organized business trusts under the laws of the Commonwealth of Massachusetts with their principal place of business at 82 Devonshire Street, Boston, Massachusetts 02109. Spartan Municipal Income and Fidelity Municipal Income may be referred to herein collectively as the "Funds" or each individually as the "Fund."
 This Agreement is intended to be, and is adopted as, a plan of reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the Code). The reorganization will comprise: (a) the transfer of all of the assets of Spartan Municipal Income to Fidelity Municipal Income solely in exchange for shares of beneficial interest in Fidelity Municipal Income (the Fidelity Municipal Income Shares) and the assumption by Fidelity Municipal Income of Spartan Municipal Income's liabilities; and (b) the constructive distribution of such shares by Spartan Municipal Income PRO RATA to its shareholders in complete liquidation and termination of Spartan Municipal Income in exchange for all of Spartan Municipal Income's outstanding shares. Spartan Municipal Income shall receive shares of Fidelity Municipal Income having an aggregate net asset value equal to the value of the assets of Spartan Municipal Income on the Closing Date (as defined in Section 6), which Spartan Municipal Income shall then distribute PRO RATA to its shareholders. The foregoing transactions are referred to herein as the "Reorganization."
 In consideration of the mutual promises and subject to the terms and conditions herein, the parties covenant and agree as follows:
1. REPRESENTATIONS AND WARRANTIES OF SPARTAN MUNICIPAL INCOME. Spartan Municipal Income represents and warrants to and agrees with Fidelity Municipal Income that:
(a) Spartan Municipal Income is a series of Fidelity Union Street Trust, a business trust duly organized, validly existing, and in good standing under the laws of the Commonwealth of Massachusetts, and has the power to own all of its properties and assets and to carry out its obligations under this Agreement. It has all necessary federal, state, and local authorizations to carry on its business as now being conducted and to carry out this Agreement;
(b) Fidelity Union Street Trust is an open-end, management investment company duly registered under the Investment Company Act of 1940, as amended (the 1940 Act), and such registration is in full force and effect;
(c) The Prospectus and Statement of Additional Information of Spartan Municipal Income dated October 18, 1996 and supplemented April 18, 1997, previously furnished to Fidelity Municipal Income, did not and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(d) There are no material legal, administrative, or other proceedings pending or, to the knowledge of Spartan Municipal Income, threatened against Spartan Municipal Income which assert liability on the part of Spartan Municipal Income. Spartan Municipal Income knows of no facts which might form the basis for the institution of such proceedings;
(e) Spartan Municipal Income is not in, and the execution, delivery, and performance of this Agreement will not result in, violation of any provision of its Amended and Restated Declaration of Trust or By-laws, or, to the knowledge of Spartan Municipal Income, of any agreement, indenture, instrument, contract, lease, or other undertaking to which Spartan Municipal Income is a party or by which Spartan Municipal Income is bound or result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment or decree to which Spartan Municipal Income is a party or is bound;
(f) The Statement of Assets and Liabilities, the Statement of Operations, the Statement of Changes in Net Assets, Financial Highlights, and the Schedule of Investments (including market values) of Spartan Municipal Income at August 31, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, and have been furnished to Fidelity Municipal Income Fund together with such unaudited financial statements and schedule of investments (including market values) for the six month period ended February 28, 1997. Said Statements of Assets and Liabilities and Schedule of Investments fairly present the fund's financial position as of such date and said Statement of Operations, Changes in Net Assets, and Financial Highlights fairly reflect its results of operations, changes in financial position, and financial highlights for the periods covered thereby in conformity with generally accepted accounting principles consistently applied;
(g) Spartan Municipal Income has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of August 31, 1996 and those incurred in the ordinary course of Spartan Municipal Income's business as an investment company since August 31, 1996;
(h) The registration statement (Registration Statement) filed with the Securities and Exchange Commission (Commission) by Fidelity Court Street Trust on Form N-14 relating to the shares of Fidelity Municipal Income issuable hereunder and the proxy statement of Spartan Municipal Income included therein (Proxy Statement), on the effective date of the Registration Statement and insofar as they relate to Spartan Municipal Income (i) comply in all material respects with the provisions of the Securities Act of 1933, as amended (the 1933 Act), the Securities Exchange Act of 1934, as amended (the 1934 Act), and the 1940 Act, and the rules and regulations thereunder, and (ii) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 and on the Closing Date, the prospectus contained in the Registration Statement of which the Proxy Statement is a part (the Prospectus), as amended or supplemented, insofar as it relates to Spartan Municipal Income, does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(i) All material contracts and commitments of Spartan Municipal Income (other than this Agreement) will be terminated without liability to Spartan Municipal Income prior to the Closing Date (other than those made in connection with redemptions of shares and the purchase and sale of portfolio securities made in the ordinary course of business);
(j) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by Spartan Municipal Income of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, and state securities or blue sky laws (which term as used herein shall include the District of Columbia and Puerto Rico);
(k) Spartan Municipal Income has filed or will file all federal and state tax returns which, to the knowledge of Spartan Municipal Income's officers, are required to be filed by Spartan Municipal Income and has paid or will pay all federal and state taxes shown to be due on said returns or provision shall have been made for the payment thereof, and, to the best of Spartan Municipal Income's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;
(l) Spartan Municipal Income has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for all prior taxable years and intends to meet such requirements for its current taxable year ending on the Closing Date;
(m) All of the issued and outstanding shares of Spartan Municipal Income are, and at the Closing Date will be, duly and validly issued and outstanding and fully paid and nonassessable as a matter of Massachusetts law (except as disclosed in the fund's Statement of Additional Information), and have been offered for sale and in conformity with all applicable federal securities laws. All of the issued and outstanding shares of Spartan Municipal Income will, at the Closing Date, be held by the persons and in the amounts set forth in the list of shareholders submitted to Fidelity Municipal Income in accordance with this Agreement;
(n) As of both the Valuation Time (as defined in Section 4) and the Closing Date, Spartan Municipal Income will have the full right, power, and authority to sell, assign, transfer, and deliver its portfolio securities and any other assets of Spartan Municipal Income to be transferred to Fidelity Municipal Income pursuant to this Agreement. As of the Closing Date, subject only to the delivery of Spartan Municipal Income's portfolio securities and any such other assets as contemplated by this Agreement, Fidelity Municipal Income will acquire Spartan Municipal Income's portfolio securities and any such other assets subject to no encumbrances, liens, or security interests (except for those that may arise in the ordinary course and are disclosed to Fidelity Municipal Income) and without any restrictions upon the transfer thereof; and
(o) The execution, performance, and delivery of this Agreement will have been duly authorized prior to the Closing Date by all necessary corporate action on the part of Spartan Municipal Income, and this Agreement constitutes a valid and binding obligation of Spartan Municipal Income enforceable in accordance with its terms, subject to shareholder approval.
2. REPRESENTATIONS AND WARRANTIES OF FIDELITY MUNICIPAL INCOME. Fidelity Municipal Income represents and warrants to and agrees with Spartan Municipal Income that:
(a) Fidelity Municipal Income is a series of Fidelity Court Street Trust, a business trust duly organized, validly existing, and in good standing under the laws of the Commonwealth of Massachusetts, and has the power to own all of its properties and assets and to carry out its obligations under this Agreement. It has all necessary federal, state, and local authorizations to carry on its business as now being conducted and to carry out this Agreement;
(b) Fidelity Court Street Trust is an open-end, management investment company duly registered under the 1940 Act, and such registration is in full force and effect;
(c) The Prospectus and Statement of Additional Information of Fidelity Municipal Income, dated February 28, 1997 and supplemented April 1, 1997, previously furnished to Spartan Municipal Income did not and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(d) There are no material legal, administrative, or other proceedings pending or, to the knowledge of Fidelity Municipal Income, threatened against Fidelity Municipal Income which assert liability on the part of Fidelity Municipal Income. Fidelity Municipal Income knows of no facts which might form the basis for the institution of such proceedings;
(e) Fidelity Municipal Income is not in, and the execution, delivery, and performance of this Agreement will not result in, violation of any provision of its Amended and Restated Declaration of Trust or By-laws, or, to the knowledge of Fidelity Municipal Income, of any agreement, indenture, instrument, contract, lease, or other undertaking to which Fidelity Municipal Income is a party or by which Fidelity Municipal Income is bound or result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment, or decree to which Fidelity Municipal Income is a party or is bound;
(f) The Statement of Assets and Liabilities, the Statement of Operations, the Statement of Changes in Net Assets, Financial Highlights, and the Schedule of Investments (including market values) of Fidelity Municipal Income at November 30, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, and have been furnished to Spartan Municipal Income. Said Statements of Assets and Liabilities and Schedule of Investments fairly present its financial position as of such date and said Statement of Operations, Changes in Net Assets, and Financial Highlights fairly reflect its results of operations, changes in financial position, and financial highlights for the periods covered thereby in conformity with generally accepted accounting principles consistently applied;
(g) Fidelity Municipal Income has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of November 30, 1996 and those incurred in the ordinary course of Fidelity Municipal Income's business as an investment company since November 30, 1996;
(h) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by Fidelity Municipal Income of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, and state securities or blue sky laws (which term as used herein shall include the District of Columbia and Puerto Rico);
(i) Fidelity Municipal Income has filed or will file all federal and state tax returns which, to the knowledge of Fidelity Municipal Income's officers, are required to be filed by Fidelity Municipal Income and has paid or will pay all federal and state taxes shown to be due on said returns or provision shall have been made for the payment thereof, and, to the best of Fidelity Municipal Income's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;
(j) Fidelity Municipal Income has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for all prior taxable years and intends to meet such requirements for its current taxable year ending on November 30, 1997;
(k) As of the Closing Date, the shares of beneficial interest of Fidelity Municipal Income to be issued to Spartan Municipal Income will have been duly authorized and, when issued and delivered pursuant to this Agreement, will be legally and validly issued and will be fully paid and nonassessable (except as disclosed in the fund's Statement of Additional Information) by Fidelity Municipal Income, and no shareholder of Fidelity Municipal Income will have any preemptive right of subscription or purchase in respect thereof;
(l) The execution, performance, and delivery of this Agreement will have been duly authorized prior to the Closing Date by all necessary corporate action on the part of Fidelity Municipal Income, and this Agreement constitutes a valid and binding obligation of Fidelity Municipal Income enforceable in accordance with its terms, subject to approval by the shareholders of Spartan Municipal Income;
(m) The Registration Statement and the Proxy Statement, on the effective date of the Registration Statement and insofar as they relate to Fidelity Municipal Income, (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act, and the 1940 Act, and the rules and regulations thereunder, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 and on the Closing Date, the Prospectus, as amended or supplemented, insofar as it relates to Fidelity Municipal Income, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(n) The issuance of the Fidelity Municipal Income Shares pursuant to this Agreement will be in compliance with all applicable federal securities laws; and
(o) All of the issued and outstanding shares of beneficial interest of Fidelity Municipal Income have been offered for sale and sold in conformity with the federal securities laws.
3.  REORGANIZATION.
(a) Subject to the requisite approval of the shareholders of Spartan Municipal Income and to the other terms and conditions contained herein, Spartan Municipal Income agrees to assign, sell, convey, transfer, and deliver to Fidelity Municipal Income as of the Closing Date all of the assets of Spartan Municipal Income of every kind and nature existing on the Closing Date. Fidelity Municipal Income agrees in exchange therefor: (i) to assume all of Spartan Municipal Income's liabilities existing on or after the Closing Date, whether or not determinable on the Closing Date, and (ii) to issue and deliver to Spartan Municipal Income the number of full and fractional shares of Fidelity Municipal Income having an aggregate net asset value equal to the value of the assets of Spartan Municipal Income transferred hereunder, less the value of the liabilities of Spartan Municipal Income, determined as provided for under Section 4.
(b) The assets of Spartan Municipal Income to be acquired by Fidelity Municipal Income shall include, without limitation, all cash, cash equivalents, securities, receivables (including interest or dividends receivable), claims, choses in action, and other property owned by Spartan Municipal Income, and any deferred or prepaid expenses shown as an asset on the books of Spartan Municipal Income on the Closing Date. Spartan Municipal Income will pay or cause to be paid to Fidelity Municipal Income any dividend or interest payments received by it on or after the Closing Date with respect to the assets transferred to Fidelity Municipal Income hereunder, and Fidelity Municipal Income will retain any dividend or interest payments received by it after the Valuation Time with respect to the assets transferred hereunder without regard to the payment date thereof.
(c) The liabilities of Spartan Municipal Income to be assumed by Fidelity Municipal Income shall include (except as otherwise provided for herein) all of Spartan Municipal Income's liabilities, debts, obligations, and duties, of whatever kind or nature, whether absolute, accrued, contingent, or otherwise, whether or not arising in the ordinary course of business, whether or not determinable on the Closing Date, and whether or not specifically referred to in this Agreement. Notwithstanding the foregoing, Spartan Municipal Income agrees to use its best efforts to discharge all of its known liabilities prior to the Closing Date, other than liabilities incurred in the ordinary course of business.
(d) Pursuant to this Agreement, as soon after the Closing Date as is conveniently practicable (the Liquidation Date), Spartan Municipal Income will constructively distribute PRO RATA to its shareholders of record, determined as of the Valuation Time on the Closing Date, the Fidelity Municipal Income Shares in exchange for such shareholders' shares of beneficial interest in Spartan Municipal Income and Spartan Municipal Income will be liquidated in accordance with Spartan Municipal Income's Amended and Restated Declaration of Trust. Such distribution shall be accomplished by the funds' transfer agent opening accounts on Fidelity Municipal Income's share transfer books in the names of the Spartan Municipal Income shareholders and transferring the Fidelity Municipal Income Shares thereto. Each Spartan Municipal Income shareholder's account shall be credited with the respective PRO RATA number of full and fractional (rounded to the third decimal place) Fidelity Municipal Income Shares due that shareholder. All outstanding Spartan Municipal Income shares, including any represented by certificates, shall simultaneously be canceled on Spartan Municipal Income's share transfer records. Fidelity Municipal Income shall not issue certificates representing the Fidelity Municipal Income Shares in connection with the Reorganization.
(e) Any reporting responsibility of Spartan Municipal Income is and shall remain its responsibility up to and including the date on which it is terminated.
(f) Any transfer taxes payable upon issuance of the Fidelity Municipal Income Shares in a name other than that of the registered holder on Spartan Municipal Income's books of the Spartan Municipal Income shares constructively exchanged for the Fidelity Municipal Income Shares shall be paid by the person to whom such Fidelity Municipal Income Shares are to be issued, as a condition of such transfer.
4.  VALUATION.
(a) The Valuation Time shall be 4:00 p.m. Eastern time on the Closing Date, or such other date as may be mutually agreed upon in writing by the parties hereto (the Valuation Time).
(b) As of the Closing Date, Fidelity Municipal Income will deliver to Spartan Municipal Income the number of Fidelity Municipal Income Shares having an aggregate net asset value equal to the value of the assets of Spartan Municipal Income transferred hereunder less the liabilities of Spartan Municipal Income, determined as provided in this Section 4.
(c) The net asset value per share of the Fidelity Municipal Income Shares to be delivered to Spartan Municipal Income, the value of the assets of Spartan Municipal Income transferred hereunder, and the value of the liabilities of Spartan Municipal Income to be assumed hereunder shall in each case be determined as of the Valuation Time.
(d) The net asset value per share of the Fidelity Municipal Income Shares shall be computed in the manner set forth in the then-current Fidelity Municipal Income Prospectus and Statement of Additional Information, and the value of the assets and liabilities of Spartan Municipal Income shall be computed in the manner set forth in the then-current Spartan Municipal Income Prospectus and Statement of Additional Information.
(e) All computations pursuant to this Section shall be made by or under the direction of Fidelity Service Company, Inc., a wholly owned subsidiary of FMR Corp., in accordance with its regular practice as pricing agent for Spartan Municipal Income and Fidelity Municipal Income.
5.  FEES; EXPENSES.
(a) Pursuant to Spartan Municipal Income's all-inclusive management contract with Fidelity Management & Research Company (FMR), FMR will pay all fees and expenses, including legal, accounting, printing, filing, and proxy solicitation expenses, portfolio transfer taxes (if any), or other similar expenses incurred in connection with the transactions contemplated by this Agreement (but not including costs incurred in connection with the purchase or sale of portfolio securities). Any merger-related expenses which may be attributable to Fidelity Municipal Income will be borne by Fidelity Municipal Income.
(b) Each of Fidelity Municipal Income and Spartan Municipal Income represents that there is no person who has dealt with it who by reason of such dealings is entitled to any broker's or finder's or other similar fee or commission arising out of the transactions contemplated by this Agreement.
6.   CLOSING DATE.
(a) The Reorganization, together with related acts necessary to consummate the same (the Closing), unless otherwise provided herein, shall occur at the principal office of the Trusts, 82 Devonshire Street, Boston, Massachusetts, as of the Valuation Time on October 23, 1997, or at some other time, date, and place agreed to by Spartan Municipal Income and Fidelity Municipal Income (the Closing Date).
(b) In the event that on the Closing Date: (i) any of the markets for securities held by the funds is closed to trading, or (ii) trading thereon is restricted, or (iii) trading or the reporting of trading on said market or elsewhere is disrupted, all so that accurate appraisal of the total net asset value of Spartan Municipal Income and the net asset value per share of Fidelity Municipal Income is impracticable, the Valuation Time and the Closing Date shall be postponed until the first business day after the day when such trading shall have been fully resumed and such reporting shall have been restored, or such other date as the parties may agree.
7.  SHAREHOLDER MEETING AND TERMINATION OF SPARTAN MUNICIPAL INCOME.
(a) Spartan Municipal Income agrees to call a meeting of its shareholders after the effective date of the Registration Statement, to consider transferring its assets to Fidelity Municipal Income as herein provided, adopting this Agreement, and authorizing the liquidation of Spartan Municipal Income.
(b) Spartan Municipal Income agrees that as soon as reasonably practicable after distribution of the Fidelity Municipal Income Shares, Spartan Municipal Income shall be terminated as a series of Fidelity Union Street Trust pursuant to its Amended and Restated Declaration of Trust, any further actions shall be taken in connection therewith as required by applicable law, and on and after the Closing Date Spartan Municipal Income shall not conduct any business except in connection with its liquidation and termination.
8.  CONDITIONS TO OBLIGATIONS OF FIDELITY MUNICIPAL INCOME.
(a) That Spartan Municipal Income furnishes to Fidelity Municipal Income a statement, dated as of the Closing Date, signed by an officer of Fidelity Union Street Trust, certifying that as of the Valuation Time and the Closing Date all representations and warranties of Spartan Municipal Income made in this Agreement are true and correct in all material respects and that Spartan Municipal Income has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such dates;
(b) That Spartan Municipal Income furnishes Fidelity Municipal Income with copies of the resolutions, certified by an officer of Fidelity Union Street Trust, evidencing the adoption of this Agreement and the approval of the transactions contemplated herein by the requisite vote of the holders of the outstanding shares of beneficial interest of Spartan Municipal Income;


(c) That, on or prior to the Closing Date, Spartan Municipal Income will declare one or more dividends or distributions which, together with all previous such dividends or distributions attributable to its current taxable year, shall have the effect of distributing to the shareholders of Spartan Municipal Income substantially all of Spartan Municipal Income's investment company taxable income and all of its net realized capital gain, if any, as of the Closing Date;
(d) That Spartan Municipal Income shall deliver to Fidelity Municipal Income at the Closing a statement of its assets and liabilities, together with a list of its portfolio securities showing each such security's adjusted tax basis and holding period by lot, with values determined as provided in Section 4 of this Agreement, all as of the Valuation Time, certified on Spartan Municipal Income's behalf by its Treasurer or Assistant Treasurer;
(e) That Spartan Municipal Income's custodian shall deliver to Fidelity Municipal Income a certificate identifying the assets of Spartan Municipal Income held by such custodian as of the Valuation Time on the Closing Date and stating that as of the Valuation Time: (i) the assets held by the custodian will be transferred to Fidelity Municipal Income; (ii) Spartan Municipal Income's assets have been duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof; and
(iii) to the best of the custodian's knowledge, all necessary taxes in conjunction with the delivery of the assets, including all applicable federal and state stock transfer stamps, if any, have been paid or provision for payment has been made;
(f) That Spartan Municipal Income's transfer agent shall deliver to Fidelity Municipal Income at the Closing a certificate setting forth the number of shares of Spartan Municipal Income outstanding as of the Valuation Time and the name and address of each holder of record of any such shares and the number of shares held of record by each such shareholder;
(g) That Spartan Municipal Income calls a meeting of its shareholders to be held after the effective date of the Registration Statement, to consider transferring its assets to Fidelity Municipal Income as herein provided, adopting this Agreement, and authorizing the liquidation and termination of Spartan Municipal Income;
(h) That Spartan Municipal Income delivers to Fidelity Municipal Income a certificate of an officer of Fidelity Union Street Trust, dated as of the Closing Date, that there has been no material adverse change in Spartan Municipal Income's financial position since August 31, 1996, other than changes in the market value of its portfolio securities, or changes due to net redemptions of its shares, dividends paid, or losses from operations; and
(i) That all of the issued and outstanding shares of beneficial interest of Spartan Municipal Income shall have been offered for sale and sold in conformity with all applicable state securities laws and, to the extent that any audit of the records of Spartan Municipal Income or its transfer agent by Fidelity Municipal Income or its agents shall have revealed otherwise, Spartan Municipal Income shall have taken all actions that in the opinion of Fidelity Municipal Income are necessary to remedy any prior failure on the part of Spartan Municipal Income to have offered for sale and sold such shares in conformity with such laws.
9.  CONDITIONS TO OBLIGATIONS OF SPARTAN MUNICIPAL INCOME.
(a) That Fidelity Municipal Income shall have executed and delivered to Spartan Municipal Income an Assumption of Liabilities, certified by an officer of Fidelity Court Street Trust, dated as of the Closing Date pursuant to which Fidelity Municipal Income will assume all of the liabilities of Spartan Municipal Income existing at the Valuation Time in connection with the transactions contemplated by this Agreement;
(b) That Fidelity Municipal Income furnishes to Spartan Municipal Income a statement, dated as of the Closing Date, signed by an officer of Fidelity Court Street Trust, certifying that as of the Valuation Time and the Closing Date all representations and warranties of Fidelity Municipal Income made in this Agreement are true and correct in all material respects, and Fidelity Municipal Income has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such dates; and
(c) That Spartan Municipal Income shall have received an opinion of Kirkpatrick & Lockhart LLP, counsel to Spartan Municipal Income and Fidelity Municipal Income, to the effect that the Fidelity Municipal Income Shares are duly authorized and upon delivery to Spartan Municipal Income as provided in this Agreement will be validly issued and will be fully paid and nonassessable by Fidelity Municipal Income (except as disclosed in Spartan Municipal Income's Statement of Additional Information) and no shareholder of Fidelity Municipal Income has any preemptive right of subscription or purchase in respect thereof.
10. CONDITIONS TO OBLIGATIONS OF FIDELITY MUNICIPAL INCOME AND SPARTAN MUNICIPAL INCOME.
(a) That this Agreement shall have been adopted and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of beneficial interest of Spartan Municipal Income;
(b) That all consents of other parties and all other consents, orders, and permits of federal, state, and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no action" positions of such federal or state authorities) deemed necessary by Fidelity Municipal Income or Spartan Municipal Income to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of Fidelity Municipal Income or Spartan Municipal Income, provided that either party hereto may for itself waive any of such conditions;
(c) That all proceedings taken by either fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to it and its counsel, Kirkpatrick & Lockhart LLP;
(d) That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement;
(e) That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of Fidelity Municipal Income and Spartan Municipal Income, threatened by the Commission; and
(f) That Fidelity Municipal Income and Spartan Municipal Income shall have received an opinion of Kirkpatrick & Lockhart LLP satisfactory to Fidelity Municipal Income and Spartan Municipal Income that for federal income tax purposes:
 (i) The Reorganization will be a reorganization under section 368(a)(1)(C) of the Code, and Spartan Municipal Income and Fidelity Municipal Income will each be parties to the Reorganization under section 368(b) of the Code;
 (ii) No gain or loss will be recognized by Spartan Municipal Income upon the transfer of all of its assets to Fidelity Municipal Income in exchange solely for the Fidelity Municipal Income Shares and the assumption of Spartan Municipal Income's liabilities followed by the distribution of those Fidelity Municipal Income Shares to the shareholders of Spartan Municipal Income in liquidation of Spartan Municipal Income;
 (iii) No gain or loss will be recognized by Fidelity Municipal Income on the receipt of Spartan Municipal Income's assets in exchange solely for the Fidelity Municipal Income Shares and the assumption of Spartan Municipal Income's liabilities;
 (iv) The basis of Spartan Municipal Income's assets in the hands of Fidelity Municipal Income will be the same as the basis of such assets in Spartan Municipal Income's hands immediately prior to the Reorganization;
 (v) Fidelity Municipal Income's holding period in the assets to be received from Spartan Municipal Income will include Spartan Municipal Income's holding period in such assets;
 (vi) A Spartan Municipal Income shareholder will recognize no gain or loss on the exchange of his or her shares of beneficial interest in Spartan Municipal Income for the Fidelity Municipal Income Shares in the Reorganization;
 (vii) A Spartan Municipal Income shareholder's basis in the Fidelity Municipal Income Shares to be received by him or her will be the same as his or her basis in the Spartan Municipal Income shares exchanged therefor;
 (viii) A Spartan Municipal Income shareholder's holding period for his or her Fidelity Municipal Income Shares will include the holding period of Spartan Municipal Income shares exchanged, provided that those Spartan Municipal Income shares were held as capital assets on the date of the Reorganization.

 Notwithstanding anything herein to the contrary, each of Spartan Municipal Income and Fidelity Municipal Income may not waive the conditions set forth in this subsection 10(f).
11.  COVENANTS OF FIDELITY MUNICIPAL INCOME AND SPARTAN MUNICIPAL INCOME.
(a) Fidelity Municipal Income and Spartan Municipal Income each covenants to operate its respective business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include the payment of customary dividends and distributions;
(b) Spartan Municipal Income covenants that it is not acquiring the Fidelity Municipal Income Shares for the purpose of making any distribution other than in accordance with the terms of this Agreement;
(c) Spartan Municipal Income covenants that it will assist Fidelity Municipal Income in obtaining such information as Fidelity Municipal Income reasonably requests concerning the beneficial ownership of Spartan Municipal Income's shares; and
(d) Spartan Municipal Income covenants that its liquidation and termination will be effected in the manner provided in its Amended and Restated Declaration of Trust in accordance with applicable law and after the Closing Date, Spartan Municipal Income will not conduct any business except in connection with its liquidation and termination.
12.  TERMINATION; WAIVER.
 Fidelity Municipal Income and Spartan Municipal Income may terminate this Agreement by mutual agreement. In addition, either Fidelity Municipal Income or Spartan Municipal Income may at its option terminate this Agreement at or prior to the Closing Date because:
 (i) of a material breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date; or
 (ii) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.
In the event of any such termination, there shall be no liability for damages on the part of Spartan Municipal Income or Fidelity Municipal Income, or their respective Trustees or officers.
13.  SOLE AGREEMENT; AMENDMENTS; WAIVERS; SURVIVAL OF WARRANTIES.
(a) This Agreement supersedes all previous correspondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter, may not be changed except by a letter of agreement signed by each party hereto and shall be construed in accordance with and governed by the laws of the Commonwealth of Massachusetts.
(b) This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the respective President, any Vice President, or Treasurer of Fidelity Municipal Income or Spartan Municipal Income; provided, however, that following the shareholders' meeting called by Spartan Municipal Income pursuant to
Section 7 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Fidelity Municipal Income Shares to be paid to Spartan Municipal Income shareholders under this Agreement to the detriment of such shareholders without their further approval.
(c) Either fund may waive any condition to its obligations hereunder, provided that such waiver does not have any material adverse effect on the interests of such fund's shareholders.
 The representations, warranties, and covenants contained in the Agreement, or in any document delivered pursuant hereto or in connection herewith, shall survive the consummation of the transactions contemplated hereunder.

14.  DECLARATIONS OF TRUST.
 A copy of the Declaration of Trust of each fund, as restated and amended, is on file with the Secretary of State of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of each fund as trustees and not individually and that the obligations of each Fund under this instrument are not binding upon any of such fund's Trustees, officers, or shareholders individually but are binding only upon the assets and property of such fund. Each fund agrees that its obligations hereunder apply only to such fund and not to its shareholders individually or to the Trustees of such fund.
15.  ASSIGNMENT.
 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer of any rights or obligations hereunder shall be made by any party without the written consent of the other parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation other than the parties hereto and their respective successors and assigns any rights or remedies under or by reason of this Agreement.
 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.
 IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by an appropriate officer.
SIGNATURE LINES OMITTED

Exhibit 2
FORM OF
AGREEMENT AND PLAN OF REORGANIZATION

 THIS AGREEMENT AND PLAN OF REORGANIZATION (the Agreement) is made as of August 11, 1997 by and between Fidelity Union Street Trust, a Massachusetts business trust, on behalf of one of its series Spartan Arizona Municipal Income Fund (Spartan AZ Income), and Fidelity Court Street Trust, a Massachusetts business trust, on behalf of one of it series Fidelity Municipal Income Fund (Fidelity Municipal Income). Fidelity Union Street Trust and Fidelity Court Street Trust may be referred to herein collectively as the "Trusts" or each individually as the "Trust." The trusts are duly organized business trusts under the laws of the Commonwealth of Massachusetts with their principal place of business at 82 Devonshire Street, Boston, Massachusetts 02109. Spartan AZ Income and Fidelity Municipal Income may be referred to herein collectively as the "Funds" or each individually as the "Fund."
 This Agreement is intended to be, and is adopted as, a plan of reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the Code). The reorganization will comprise: (a) the transfer of all of the assets of Spartan AZ Income to Fidelity Municipal Income solely in exchange for shares of beneficial interest in Fidelity Municipal Income (the Fidelity Municipal Income Shares) and the assumption by Fidelity Municipal Income of Spartan AZ Income's liabilities; and (b) the constructive distribution of such shares by Spartan AZ Income PRO RATA to its shareholders in complete liquidation and termination of Spartan AZ Income in exchange for all of Spartan AZ Income's outstanding shares. Spartan AZ Income shall receive shares of Fidelity Municipal Income having an aggregate net asset value equal to the value of the assets of Spartan AZ Income on the Closing Date (as defined in Section 6), which Spartan AZ Income shall then distribute PRO RATA to its shareholders. The foregoing transactions are referred to herein as the "Reorganization."
 In consideration of the mutual promises and subject to the terms and conditions herein, the parties covenant and agree as follows:
1. REPRESENTATIONS AND WARRANTIES OF SPARTAN AZ INCOME. Spartan AZ Income represents and warrants to and agrees with Fidelity Municipal Income that:
(a) Spartan AZ Income is a series of Fidelity Union Street Trust, a business trust duly organized, validly existing, and in good standing under the laws of the Commonwealth of Massachusetts, and has the power to own all of its properties and assets and to carry out its obligations under this Agreement. It has all necessary federal, state, and local authorizations to carry on its business as now being conducted and to carry out this Agreement;
(b) Fidelity Union Street Trust is an open-end, management investment company duly registered under the Investment Company Act of 1940, as amended (the 1940 Act), and such registration is in full force and effect;
(c) The Prospectus and Statement of Additional Information of Spartan AZ Income dated October 18, 1996 and supplemented April 18, 1997, previously furnished to Fidelity Municipal Income, did not and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(d) There are no material legal, administrative, or other proceedings pending or, to the knowledge of Spartan AZ Income, threatened against Spartan AZ Income which assert liability on the part of Spartan AZ Income. Spartan AZ Income knows of no facts which might form the basis for the institution of such proceedings;
(e) Spartan AZ Income is not in, and the execution, delivery, and performance of this Agreement will not result in, violation of any provision of its Amended and Restated Declaration of Trust or By-laws, or, to the knowledge of Spartan AZ Income, of any agreement, indenture, instrument, contract, lease, or other undertaking to which Spartan AZ Income is a party or by which Spartan AZ Income is bound or result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment or decree to which Spartan AZ Income is a party or is bound;
(f) The Statement of Assets and Liabilities, the Statement of Operations, the Statement of Changes in Net Assets, Financial Highlights, and the Schedule of Investments (including market values) of Spartan AZ Income at August 31, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, and have been furnished to Fidelity Municipal Income together with such unaudited financial statements and schedule of investments (including market values) for the six month period ended February 28, 1997. Said Statements of Assets and Liabilities and Schedule of Investments fairly present the fund's financial position as of such date and said Statement of Operations, Changes in Net Assets, and Financial Highlights fairly reflect its results of operations, changes in financial position, and financial highlights for the periods covered thereby in conformity with generally accepted accounting principles consistently applied;
(g) Spartan AZ Income has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of August 31, 1996 and those incurred in the ordinary course of Spartan AZ Income's business as an investment company since August 31, 1996;
(h) The registration statement (Registration Statement) filed with the Securities and Exchange Commission (Commission) by Fidelity Court Street Trust on Form N-14 relating to the shares of Fidelity Municipal Income issuable hereunder and the proxy statement of Spartan AZ Income included therein (Proxy Statement), on the effective date of the Registration Statement and insofar as they relate to Spartan AZ Income (i) comply in all material respects with the provisions of the Securities Act of 1933, as amended (the 1933 Act), the Securities Exchange Act of 1934, as amended (the 1934 Act), and the 1940 Act, and the rules and regulations thereunder, and (ii) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 and on the Closing Date, the prospectus contained in the Registration Statement of which the Proxy Statement is a part (the Prospectus), as amended or supplemented, insofar as it relates to Spartan AZ Income, does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(i) All material contracts and commitments of Spartan AZ Income (other than this Agreement) will be terminated without liability to Spartan AZ Income prior to the Closing Date (other than those made in connection with redemptions of shares and the purchase and sale of portfolio securities made in the ordinary course of business);
(j) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by Spartan AZ Income of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, and state securities or blue sky laws (which term as used herein shall include the District of Columbia and Puerto Rico);
(k) Spartan AZ Income has filed or will file all federal and state tax returns which, to the knowledge of Spartan AZ Income's officers, are required to be filed by Spartan AZ Income and has paid or will pay all federal and state taxes shown to be due on said returns or provision shall have been made for the payment thereof, and, to the best of Spartan AZ Income's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;
(l) Spartan AZ Income has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for all prior taxable years and intends to meet such requirements for its current taxable year ending on the Closing Date;
(m) All of the issued and outstanding shares of Spartan AZ Income are, and at the Closing Date will be, duly and validly issued and outstanding and fully paid and nonassessable as a matter of Massachusetts law (except as disclosed in the fund's Statement of Additional Information), and have been offered for sale and in conformity with all applicable federal securities laws. All of the issued and outstanding shares of Spartan AZ Income will, at the Closing Date, be held by the persons and in the amounts set forth in the list of shareholders submitted to Fidelity Municipal Income in accordance with this Agreement;
(n) As of both the Valuation Time (as defined in Section 4) and the Closing Date, Spartan AZ Income will have the full right, power, and authority to sell, assign, transfer, and deliver its portfolio securities and any other assets of Spartan AZ Income to be transferred to Fidelity Municipal Income pursuant to this Agreement. As of the Closing Date, subject only to the delivery of Spartan AZ Income's portfolio securities and any such other assets as contemplated by this Agreement, Fidelity Municipal Income will acquire Spartan AZ Income's portfolio securities and any such other assets subject to no encumbrances, liens, or security interests (except for those that may arise in the ordinary course and are disclosed to Fidelity Municipal Income) and without any restrictions upon the transfer thereof; and
(o) The execution, performance, and delivery of this Agreement will have been duly authorized prior to the Closing Date by all necessary corporate action on the part of Spartan AZ Income, and this Agreement constitutes a valid and binding obligation of Spartan AZ Income enforceable in accordance with its terms, subject to shareholder approval.
2. REPRESENTATIONS AND WARRANTIES OF FIDELITY MUNICIPAL INCOME. Fidelity Municipal Income represents and warrants to and agrees with Spartan AZ Income that:
(a) Fidelity Municipal Income is a series of Fidelity Court Street Trust, a business trust duly organized, validly existing, and in good standing under the laws of the Commonwealth of Massachusetts, and has the power to own all of its properties and assets and to carry out its obligations under this Agreement. It has all necessary federal, state, and local authorizations to carry on its business as now being conducted and to carry out this Agreement;
(b) Fidelity Court Street Trust is an open-end, management investment company duly registered under the 1940 Act, and such registration is in full force and effect;
(c) The Prospectus and Statement of Additional Information of Fidelity Municipal Income, dated February 28, 1997 and supplemented April 1, 1997, previously furnished to Spartan AZ Income did not and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(d) There are no material legal, administrative, or other proceedings pending or, to the knowledge of Fidelity Municipal Income, threatened against Fidelity Municipal Income which assert liability on the part of Fidelity Municipal Income. Fidelity Municipal Income knows of no facts which might form the basis for the institution of such proceedings;
(e) Fidelity Municipal Income is not in, and the execution, delivery, and performance of this Agreement will not result in, violation of any provision of its Amended and Restated Declaration of Trust or By-laws, or, to the knowledge of Fidelity Municipal Income, of any agreement, indenture, instrument, contract, lease, or other undertaking to which Fidelity Municipal Income is a party or by which Fidelity Municipal Income is bound or result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment, or decree to which Fidelity Municipal Income is a party or is bound;
(f) The Statement of Assets and Liabilities, the Statement of Operations, the Statement of Changes in Net Assets, Financial Highlights, and the Schedule of Investments (including market values) of Fidelity Municipal Income at November 30, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, and have been furnished to Spartan AZ Income.
Said Statements of Assets and Liabilities and Schedule of Investments fairly present its financial position as of such date and said Statement of Operations, Changes in Net Assets, and Financial Highlights fairly reflect its results of operations, changes in financial position, and financial highlights for the periods covered thereby in conformity with generally accepted accounting principles consistently applied;
(g) Fidelity Municipal Income has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of November 30, 1996 and those incurred in the ordinary course of Fidelity Municipal Income's business as an investment company since November 30, 1996;
(h) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by Fidelity Municipal Income of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, and state securities or blue sky laws (which term as used herein shall include the District of Columbia and Puerto Rico);
(i) Fidelity Municipal Income has filed or will file all federal and state tax returns which, to the knowledge of Fidelity Municipal Income's officers, are required to be filed by Fidelity Municipal Income and has paid or will pay all federal and state taxes shown to be due on said returns or provision shall have been made for the payment thereof, and, to the best of Fidelity Municipal Income's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;
(j) Fidelity Municipal Income has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for all prior taxable years and intends to meet such requirements for its current taxable year ending on November 30, 1997;
(k) As of the Closing Date, the shares of beneficial interest of Fidelity Municipal Income to be issued to Spartan AZ Income will have been duly authorized and, when issued and delivered pursuant to this Agreement, will be legally and validly issued and will be fully paid and nonassessable (except as disclosed in the fund's Statement of Additional Information) by Fidelity Municipal Income, and no shareholder of Fidelity Municipal Income will have any preemptive right of subscription or purchase in respect thereof;
(l) The execution, performance, and delivery of this Agreement will have been duly authorized prior to the Closing Date by all necessary corporate action on the part of Fidelity Municipal Income, and this Agreement constitutes a valid and binding obligation of Fidelity Municipal Income enforceable in accordance with its terms, subject to approval by the shareholders of Spartan AZ Income;
(m) The Registration Statement and the Proxy Statement, on the effective date of the Registration Statement and insofar as they relate to Fidelity Municipal Income, (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act, and the 1940 Act, and the rules and regulations thereunder, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 and on the Closing Date, the Prospectus, as amended or supplemented, insofar as it relates to Fidelity Municipal Income, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(n) The issuance of the Fidelity Municipal Income Shares pursuant to this Agreement will be in compliance with all applicable federal securities laws; and
(o) All of the issued and outstanding shares of beneficial interest of Fidelity Municipal Income have been offered for sale and sold in conformity with the federal securities laws.
3.  REORGANIZATION.
(a) Subject to the requisite approval of the shareholders of Spartan AZ Income and to the other terms and conditions contained herein, Spartan AZ Income agrees to assign, sell, convey, transfer, and deliver to Fidelity Municipal Income as of the Closing Date all of the assets of Spartan AZ Income of every kind and nature existing on the Closing Date. Fidelity Municipal Income agrees in exchange therefor: (i) to assume all of Spartan AZ Income's liabilities existing on or after the Closing Date, whether or not determinable on the Closing Date, and (ii) to issue and deliver to Spartan AZ Income the number of full and fractional shares of Fidelity Municipal Income having an aggregate net asset value equal to the value of the assets of Spartan AZ Income transferred hereunder, less the value of the liabilities of Spartan AZ Income, determined as provided for under Section 4.
(b) The assets of Spartan AZ Income to be acquired by Fidelity Municipal Income shall include, without limitation, all cash, cash equivalents, securities, receivables (including interest or dividends receivable), claims, choses in action, and other property owned by Spartan AZ Income, and any deferred or prepaid expenses shown as an asset on the books of Spartan AZ Income on the Closing Date. Spartan AZ Income will pay or cause to be paid to Fidelity Municipal Income any dividend or interest payments received by it on or after the Closing Date with respect to the assets transferred to Fidelity Municipal Income hereunder, and Fidelity Municipal Income will retain any dividend or interest payments received by it after the Valuation Time with respect to the assets transferred hereunder without regard to the payment date thereof.
(c) The liabilities of Spartan AZ Income to be assumed by Fidelity Municipal Income shall include (except as otherwise provided for herein) all of Spartan AZ Income's liabilities, debts, obligations, and duties, of whatever kind or nature, whether absolute, accrued, contingent, or otherwise, whether or not arising in the ordinary course of business, whether or not determinable on the Closing Date, and whether or not specifically referred to in this Agreement. Notwithstanding the foregoing, Spartan AZ Income agrees to use its best efforts to discharge all of its known liabilities prior to the Closing Date, other than liabilities incurred in the ordinary course of business.
(d) Pursuant to this Agreement, as soon after the Closing Date as is conveniently practicable (the Liquidation Date), Spartan AZ Income will constructively distribute PRO RATA to its shareholders of record, determined as of the Valuation Time on the Closing Date, the Fidelity Municipal Income Shares in exchange for such shareholders' shares of beneficial interest in Spartan AZ Income and Spartan AZ Income will be liquidated in accordance with Spartan AZ Income's Amended and Restated Declaration of Trust. Such distribution shall be accomplished by the funds' transfer agent opening accounts on Fidelity Municipal Income's share transfer books in the names of the Spartan AZ Income shareholders and transferring the Fidelity Municipal Income Shares thereto. Each Spartan AZ Income shareholder's account shall be credited with the respective PRO RATA number of full and fractional (rounded to the third decimal place) Fidelity Municipal Income Shares due that shareholder. All outstanding Spartan AZ Income shares, including any represented by certificates, shall simultaneously be canceled on Spartan AZ Income's share transfer records. Fidelity Municipal Income shall not issue certificates representing the Fidelity Municipal Income Shares in connection with the Reorganization.
(e) Any reporting responsibility of Spartan AZ Income is and shall remain its responsibility up to and including the date on which it is terminated.

(f) Any transfer taxes payable upon issuance of the Fidelity Municipal Income Shares in a name other than that of the registered holder on Spartan AZ Income's books of the Spartan AZ Income shares constructively exchanged for the Fidelity Municipal Income Shares shall be paid by the person to whom such Fidelity Municipal Income Shares are to be issued, as a condition of such transfer.
4.  VALUATION.
(a) The Valuation Time shall be 4:00 p.m. Eastern time on the Closing Date, or such other date as may be mutually agreed upon in writing by the parties hereto (the Valuation Time).
(b) As of the Closing Date, Fidelity Municipal Income will deliver to Spartan AZ Income the number of Fidelity Municipal Income Shares having an aggregate net asset value equal to the value of the assets of Spartan AZ Income transferred hereunder less the liabilities of Spartan AZ Income, determined as provided in this Section 4.
(c) The net asset value per share of the Fidelity Municipal Income Shares to be delivered to Spartan AZ Income, the value of the assets of Spartan AZ Income transferred hereunder, and the value of the liabilities of Spartan AZ Income to be assumed hereunder shall in each case be determined as of the Valuation Time.
(d) The net asset value per share of the Fidelity Municipal Income Shares shall be computed in the manner set forth in the then-current Fidelity Municipal Income Prospectus and Statement of Additional Information, and the value of the assets and liabilities of Spartan AZ Income shall be computed in the manner set forth in the then-current Spartan AZ Income Prospectus and Statement of Additional Information.
(e) All computations pursuant to this Section shall be made by or under the direction of Fidelity Service Company, Inc., a wholly owned subsidiary of FMR Corp., in accordance with its regular practice as pricing agent for Spartan AZ Income and Fidelity Municipal Income.
5.  FEES; EXPENSES.
(a) Pursuant to Spartan AZ Income's all-inclusive management contract with Fidelity Management & Research Company (FMR), FMR will pay all fees and expenses, including legal, accounting, printing, filing, and proxy solicitation expenses, portfolio transfer taxes (if any), or other similar expenses incurred in connection with the transactions contemplated by this Agreement (but not including costs incurred in connection with the purchase or sale of portfolio securities). Any merger-related expenses which may be attributable to Fidelity Municipal Income will be borne by Fidelity Municipal Income.
(b) Each of Fidelity Municipal Income and Spartan AZ Income represents that there is no person who has dealt with it who by reason of such dealings is entitled to any broker's or finder's or other similar fee or commission arising out of the transactions contemplated by this Agreement.
6.   CLOSING DATE.
(a) The Reorganization, together with related acts necessary to consummate the same (the Closing), unless otherwise provided herein, shall occur at the principal office of the Trusts, 82 Devonshire Street, Boston, Massachusetts, as of the Valuation Time on October 23, 1997, or at some other time, date, and place agreed to by Spartan AZ Income and Fidelity Municipal Income (the Closing Date).
(b) In the event that on the Closing Date: (i) any of the markets for securities held by the funds is closed to trading, or (ii) trading thereon is restricted, or (iii) trading or the reporting of trading on said market or elsewhere is disrupted, all so that accurate appraisal of the total net asset value of Spartan AZ Income and the net asset value per share of Fidelity Municipal Income is impracticable, the Valuation Time and the Closing Date shall be postponed until the first business day after the day when such trading shall have been fully resumed and such reporting shall have been restored, or such other date as the parties may agree.
7.  SHAREHOLDER MEETING AND TERMINATION OF SPARTAN AZ INCOME.
(a) Spartan AZ Income agrees to call a meeting of its shareholders after the effective date of the Registration Statement, to consider transferring its assets to Fidelity Municipal Income as herein provided, adopting this Agreement, and authorizing the liquidation of Spartan AZ Income.
(b) Spartan AZ Income agrees that as soon as reasonably practicable after distribution of the Fidelity Municipal Income Shares, Spartan AZ Income shall be terminated as a series of Fidelity Union Street Trust pursuant to its Amended and Restated Declaration of Trust, any further actions shall be taken in connection therewith as required by applicable law, and on and after the Closing Date Spartan AZ Income shall not conduct any business except in connection with its liquidation and termination.
8.  CONDITIONS TO OBLIGATIONS OF FIDELITY MUNICIPAL INCOME.
(a) That Spartan AZ Income furnishes to Fidelity Municipal Income a statement, dated as of the Closing Date, signed by an officer of Fidelity Union Street Trust, certifying that as of the Valuation Time and the Closing Date all representations and warranties of Spartan AZ Income made in this Agreement are true and correct in all material respects and that Spartan AZ Income has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such dates;
(b) That Spartan AZ Income furnishes Fidelity Municipal Income with copies of the resolutions, certified by an officer of Fidelity Union Street Trust, evidencing the adoption of this Agreement and the approval of the transactions contemplated herein by the requisite vote of the holders of the outstanding shares of beneficial interest of Spartan AZ Income;

(c) That, on or prior to the Closing Date, Spartan AZ Income will declare one or more dividends or distributions which, together with all previous such dividends or distributions attributable to its current taxable year, shall have the effect of distributing to the shareholders of Spartan AZ Income substantially all of Spartan AZ Income's investment company taxable income and all of its net realized capital gain, if any, as of the Closing Date;
(d) That Spartan AZ Income shall deliver to Fidelity Municipal Income at the Closing a statement of its assets and liabilities, together with a list of its portfolio securities showing each such security's adjusted tax basis and holding period by lot, with values determined as provided in Section 4 of this Agreement, all as of the Valuation Time, certified on Spartan AZ Income's behalf by its Treasurer or Assistant Treasurer;
(e) That Spartan AZ Income's custodian shall deliver to Fidelity Municipal Income a certificate identifying the assets of Spartan AZ Income held by such custodian as of the Valuation Time on the Closing Date and stating that as of the Valuation Time: (i) the assets held by the custodian will be transferred to Fidelity Municipal Income; (ii) Spartan AZ Income's assets have been duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof; and (iii) to the best of the custodian's knowledge, all necessary taxes in conjunction with the delivery of the assets, including all applicable federal and state stock transfer stamps, if any, have been paid or provision for payment has been made;
(f) That Spartan AZ Income's transfer agent shall deliver to Fidelity Municipal Income at the Closing a certificate setting forth the number of shares of Spartan AZ Income outstanding as of the Valuation Time and the name and address of each holder of record of any such shares and the number of shares held of record by each such shareholder;
(g) That Spartan AZ Income calls a meeting of its shareholders to be held after the effective date of the Registration Statement, to consider transferring its assets to Fidelity Municipal Income as herein provided, adopting this Agreement, and authorizing the liquidation and termination of Spartan AZ Income;
(h) That Spartan AZ Income delivers to Fidelity Municipal Income a certificate of an officer of Fidelity Union Street Trust, dated as of the Closing Date, that there has been no material adverse change in Spartan AZ Income's financial position since August 31, 1996, other than changes in the market value of its portfolio securities, or changes due to net redemptions of its shares, dividends paid, or losses from operations; and

(i) That all of the issued and outstanding shares of beneficial interest of Spartan AZ Income shall have been offered for sale and sold in conformity with all applicable state securities laws and, to the extent that any audit of the records of Spartan AZ Income or its transfer agent by Fidelity Municipal Income or its agents shall have revealed otherwise, Spartan AZ Income shall have taken all actions that in the opinion of Fidelity Municipal Income are necessary to remedy any prior failure on the part of Spartan AZ Income to have offered for sale and sold such shares in conformity with such laws.
9.  CONDITIONS TO OBLIGATIONS OF SPARTAN AZ INCOME.
(a) That Fidelity Municipal Income shall have executed and delivered to Spartan AZ Income an Assumption of Liabilities, certified by an officer of Fidelity Court Street Trust, dated as of the Closing Date pursuant to which Fidelity Municipal Income will assume all of the liabilities of Spartan AZ Income existing at the Valuation Time in connection with the transactions contemplated by this Agreement;
(b) That Fidelity Municipal Income furnishes to Spartan AZ Income a statement, dated as of the Closing Date, signed by an officer of Fidelity Court Street Trust, certifying that as of the Valuation Time and the Closing Date all representations and warranties of Fidelity Municipal Income made in this Agreement are true and correct in all material respects, and Fidelity Municipal Income has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such dates; and
(c) That Spartan AZ Income shall have received an opinion of Kirkpatrick & Lockhart LLP, counsel to Spartan AZ Income and Fidelity Municipal Income, to the effect that the Fidelity Municipal Income Shares are duly authorized and upon delivery to Spartan AZ Income as provided in this Agreement will be validly issued and will be fully paid and nonassessable by Fidelity Municipal Income (except as disclosed in Spartan AZ Income's Statement of Additional Information) and no shareholder of Fidelity Municipal Income has any preemptive right of subscription or purchase in respect thereof.
10.  CONDITIONS TO OBLIGATIONS OF FIDELITY MUNICIPAL INCOME AND SPARTAN AZ
INCOME.
(a) That this Agreement shall have been adopted and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of beneficial interest of Spartan AZ Income;
(b) That all consents of other parties and all other consents, orders, and permits of federal, state, and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no action" positions of such federal or state authorities) deemed necessary by Fidelity Municipal Income or Spartan AZ Income to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of Fidelity Municipal Income or Spartan AZ Income, provided that either party hereto may for itself waive any of such conditions;
(c) That all proceedings taken by either fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to it and its counsel, Kirkpatrick & Lockhart LLP;
(d) That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement;
(e) That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of Fidelity Municipal Income and Spartan AZ Income, threatened by the Commission; and
(f) That Fidelity Municipal Income and Spartan AZ Income shall have received an opinion of Kirkpatrick & Lockhart LLP satisfactory to Fidelity Municipal Income and Spartan AZ Income that for federal income tax purposes:
 (i) The Reorganization will be a reorganization under section 368(a)(1)(C) of the Code, and Spartan AZ Income and Fidelity Municipal Income will each be parties to the Reorganization under section 368(b) of the Code;
 (ii) No gain or loss will be recognized by Spartan AZ Income upon the transfer of all of its assets to Fidelity Municipal Income in exchange solely for the Fidelity Municipal Income Shares and the assumption of Spartan AZ Income's liabilities followed by the distribution of those Fidelity Municipal Income Shares to the shareholders of Spartan AZ Income in liquidation of Spartan AZ Income;
 (iii) No gain or loss will be recognized by Fidelity Municipal Income on the receipt of Spartan AZ Income's assets in exchange solely for the Fidelity Municipal Income Shares and the assumption of Spartan AZ Income's liabilities;
 (iv) The basis of Spartan AZ Income's assets in the hands of Fidelity Municipal Income will be the same as the basis of such assets in Spartan AZ Income's hands immediately prior to the Reorganization;
 (v) Fidelity Municipal Income's holding period in the assets to be received from Spartan AZ Income will include Spartan AZ Income's holding period in such assets;
 (vi) A Spartan AZ Income shareholder will recognize no gain or loss on the exchange of his or her shares of beneficial interest in Spartan AZ Income for the Fidelity Municipal Income Shares in the Reorganization;
 (vii) A Spartan AZ Income shareholder's basis in the Fidelity Municipal Income Shares to be received by him or her will be the same as his or her basis in the Spartan AZ Income shares exchanged therefor;
 (viii) A Spartan AZ Income shareholder's holding period for his or her Fidelity Municipal Income Shares will include the holding period of Spartan AZ Income shares exchanged, provided that those Spartan AZ Income shares were held as capital assets on the date of the Reorganization.

 Notwithstanding anything herein to the contrary, each of Spartan AZ Income and Fidelity Municipal Income may not waive the conditions set forth in this subsection 10(f).
11.  COVENANTS OF FIDELITY MUNICIPAL INCOME AND SPARTAN AZ INCOME.
(a) Fidelity Municipal Income and Spartan AZ Income each covenants to operate its respective business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include the payment of customary dividends and distributions;
(b) Spartan AZ Income covenants that it is not acquiring the Fidelity Municipal Income Shares for the purpose of making any distribution other than in accordance with the terms of this Agreement;
(c) Spartan AZ Income covenants that it will assist Fidelity Municipal Income in obtaining such information as Fidelity Municipal Income reasonably requests concerning the beneficial ownership of Spartan AZ Income's shares; and
(d) Spartan AZ Income covenants that its liquidation and termination will be effected in the manner provided in its Amended and Restated Declaration of Trust in accordance with applicable law and after the Closing Date, Spartan AZ Income will not conduct any business except in connection with its liquidation and termination.
12.  TERMINATION; WAIVER.
 Fidelity Municipal Income and Spartan AZ Income may terminate this Agreement by mutual agreement. In addition, either Fidelity Municipal Income or Spartan AZ Income may at its option terminate this Agreement at or prior to the Closing Date because:
 (i) of a material breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date; or
 (ii) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.
In the event of any such termination, there shall be no liability for damages on the part of Spartan AZ Income or Fidelity Municipal Income, or their respective Trustees or officers.
13.  SOLE AGREEMENT; AMENDMENTS; WAIVERS; SURVIVAL OF WARRANTIES.
(a) This Agreement supersedes all previous correspondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter, may not be changed except by a letter of agreement signed by each party hereto and shall be construed in accordance with and governed by the laws of the Commonwealth of Massachusetts.
(b) This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the respective President, any Vice President, or Treasurer of Fidelity Municipal Income or Spartan AZ Income; provided, however, that following the shareholders' meeting called by Spartan AZ Income pursuant to Section 7 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Fidelity Municipal Income Shares to be paid to Spartan AZ Income shareholders under this Agreement to the detriment of such shareholders without their further approval.
(c) Either fund may waive any condition to its obligations hereunder, provided that such waiver does not have any material adverse effect on the interests of such fund's shareholders.
 The representations, warranties, and covenants contained in the Agreement, or in any document delivered pursuant hereto or in connection herewith, shall survive the consummation of the transactions contemplated hereunder.

14.  DECLARATIONS OF TRUST.
 A copy of the Declaration of Trust of each fund, as restated and amended, is on file with the Secretary of State of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of each fund as trustees and not individually and that the obligations of each Fund under this instrument are not binding upon any of such fund's Trustees, officers, or shareholders individually but are binding only upon the assets and property of such fund. Each fund agrees that its obligations hereunder apply only to such fund and not to its shareholders individually or to the Trustees of such fund.
15.  ASSIGNMENT.
 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer of any rights or obligations hereunder shall be made by any party without the written consent of the other parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation other than the parties hereto and their respective successors and assigns any rights or remedies under or by reason of this Agreement.
 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.
 IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by an appropriate officer.
SIGNATURE LINES OMITTED

Exhibit 3
FORM OF
AGREEMENT AND PLAN OF REORGANIZATION

 THIS AGREEMENT AND PLAN OF REORGANIZATION (the Agreement) is made as of August 11, 1997 by and between Fidelity Union Street Trust, a Massachusetts business trust, on behalf of one of its series Spartan Maryland Municipal Income Fund (Spartan MD Income), and Fidelity Court Street Trust, a Massachusetts business trust, on behalf of one of it series Fidelity Municipal Income Fund (Fidelity Municipal Income). Fidelity Union Street Trust and Fidelity Court Street Trust may be referred to herein collectively as the "Trusts" or each individually as the "Trust." The trusts are duly organized business trusts under the laws of the Commonwealth of Massachusetts with their principal place of business at 82 Devonshire Street, Boston, Massachusetts 02109. Spartan MD Income and Fidelity Municipal Income may be referred to herein collectively as the "Funds" or each individually as the "Fund."
 This Agreement is intended to be, and is adopted as, a plan of reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the Code). The reorganization will comprise: (a) the transfer of all of the assets of Spartan MD Income to Fidelity Municipal Income solely in exchange for shares of beneficial interest in Fidelity Municipal Income (the Fidelity Municipal Income Shares) and the assumption by Fidelity Municipal Income of Spartan MD Income's liabilities; and (b) the constructive distribution of such shares by Spartan MD Income PRO RATA to its shareholders in complete liquidation and termination of Spartan MD Income in exchange for all of Spartan MD Income's outstanding shares. Spartan MD Income shall receive shares of Fidelity Municipal Income having an aggregate net asset value equal to the value of the assets of Spartan MD Income on the Closing Date (as defined in Section 6), which Spartan MD Income shall then distribute PRO RATA to its shareholders. The foregoing transactions are referred to herein as the "Reorganization."
 In consideration of the mutual promises and subject to the terms and conditions herein, the parties covenant and agree as follows:
1. REPRESENTATIONS AND WARRANTIES OF SPARTAN MD INCOME. Spartan MD Income represents and warrants to and agrees with Fidelity Municipal Income that:
(a) Spartan MD Income is a series of Fidelity Union Street Trust, a business trust duly organized, validly existing, and in good standing under the laws of the Commonwealth of Massachusetts, and has the power to own all of its properties and assets and to carry out its obligations under this Agreement. It has all necessary federal, state, and local authorizations to carry on its business as now being conducted and to carry out this Agreement;
(b) Fidelity Union Street Trust is an open-end, management investment company duly registered under the Investment Company Act of 1940, as amended (the 1940 Act), and such registration is in full force and effect;
(c) The Prospectus and Statement of Additional Information of Spartan MD Income dated October 18, 1996 and supplemented April 18, 1997, previously furnished to Fidelity Municipal Income, did not and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(d) There are no material legal, administrative, or other proceedings pending or, to the knowledge of Spartan MD Income, threatened against Spartan MD Income which assert liability on the part of Spartan MD Income. Spartan MD Income knows of no facts which might form the basis for the institution of such proceedings;
(e) Spartan MD Income is not in, and the execution, delivery, and performance of this Agreement will not result in, violation of any provision of its Amended and Restated Declaration of Trust or By-laws, or, to the knowledge of Spartan MD Income, of any agreement, indenture, instrument, contract, lease, or other undertaking to which Spartan MD Income is a party or by which Spartan MD Income is bound or result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment or decree to which Spartan MD Income is a party or is bound;
(f) The Statement of Assets and Liabilities, the Statement of Operations, the Statement of Changes in Net Assets, Financial Highlights, and the Schedule of Investments (including market values) of Spartan MD Income at August 31, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, and have been furnished to Fidelity Municipal Income together with such unaudited financial statements and schedule of investments (including market values) for the six month period ended February 28, 1997. Said Statements of Assets and Liabilities and Schedule of Investments fairly present the fund's financial position as of such date and said Statement of Operations, Changes in Net Assets, and Financial Highlights fairly reflect its results of operations, changes in financial position, and financial highlights for the periods covered thereby in conformity with generally accepted accounting principles consistently applied;
(g) Spartan MD Income has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of August 31, 1996 and those incurred in the ordinary course of Spartan MD Income's business as an investment company since August 31, 1996;
(h) The registration statement (Registration Statement) filed with the Securities and Exchange Commission (Commission) by Fidelity Court Street Trust on Form N-14 relating to the shares of Fidelity Municipal Income issuable hereunder and the proxy statement of Spartan MD Income included therein (Proxy Statement), on the effective date of the Registration Statement and insofar as they relate to Spartan MD Income (i) comply in all material respects with the provisions of the Securities Act of 1933, as amended (the 1933 Act), the Securities Exchange Act of 1934, as amended (the 1934 Act), and the 1940 Act, and the rules and regulations thereunder, and (ii) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 and on the Closing Date, the prospectus contained in the Registration Statement of which the Proxy Statement is a part (the Prospectus), as amended or supplemented, insofar as it relates to Spartan MD Income, does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(i) All material contracts and commitments of Spartan MD Income (other than this Agreement) will be terminated without liability to Spartan MD Income prior to the Closing Date (other than those made in connection with redemptions of shares and the purchase and sale of portfolio securities made in the ordinary course of business);
(j) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by Spartan MD Income of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, and state securities or blue sky laws (which term as used herein shall include the District of Columbia and Puerto Rico);
(k) Spartan MD Income has filed or will file all federal and state tax returns which, to the knowledge of Spartan MD Income's officers, are required to be filed by Spartan MD Income and has paid or will pay all federal and state taxes shown to be due on said returns or provision shall have been made for the payment thereof, and, to the best of Spartan MD Income's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;
(l) Spartan MD Income has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for all prior taxable years and intends to meet such requirements for its current taxable year ending on the Closing Date;
(m) All of the issued and outstanding shares of Spartan MD Income are, and at the Closing Date will be, duly and validly issued and outstanding and fully paid and nonassessable as a matter of Massachusetts law (except as disclosed in the fund's Statement of Additional Information), and have been offered for sale and in conformity with all applicable federal securities laws. All of the issued and outstanding shares of Spartan MD Income will, at the Closing Date, be held by the persons and in the amounts set forth in the list of shareholders submitted to Fidelity Municipal Income in accordance with this Agreement;
(n) As of both the Valuation Time (as defined in Section 4) and the Closing Date, Spartan MD Income will have the full right, power, and authority to sell, assign, transfer, and deliver its portfolio securities and any other assets of Spartan MD Income to be transferred to Fidelity Municipal Income pursuant to this Agreement. As of the Closing Date, subject only to the delivery of Spartan MD Income's portfolio securities and any such other assets as contemplated by this Agreement, Fidelity Municipal Income will acquire Spartan MD Income's portfolio securities and any such other assets subject to no encumbrances, liens, or security interests (except for those that may arise in the ordinary course and are disclosed to Fidelity Municipal Income) and without any restrictions upon the transfer thereof; and
(o) The execution, performance, and delivery of this Agreement will have been duly authorized prior to the Closing Date by all necessary corporate action on the part of Spartan MD Income, and this Agreement constitutes a valid and binding obligation of Spartan MD Income enforceable in accordance with its terms, subject to shareholder approval.
2. REPRESENTATIONS AND WARRANTIES OF FIDELITY MUNICIPAL INCOME. Fidelity Municipal Income represents and warrants to and agrees with Spartan MD Income that:
(a) Fidelity Municipal Income is a series of Fidelity Court Street Trust, a business trust duly organized, validly existing, and in good standing under the laws of the Commonwealth of Massachusetts, and has the power to own all of its properties and assets and to carry out its obligations under this Agreement. It has all necessary federal, state, and local authorizations to carry on its business as now being conducted and to carry out this Agreement;
(b) Fidelity Court Street Trust is an open-end, management investment company duly registered under the 1940 Act, and such registration is in full force and effect;
(c) The Prospectus and Statement of Additional Information of Fidelity Municipal Income, dated February 28, 1997 and supplemented April 1, 1997, previously furnished to Spartan MD Income did not and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(d) There are no material legal, administrative, or other proceedings pending or, to the knowledge of Fidelity Municipal Income, threatened against Fidelity Municipal Income which assert liability on the part of Fidelity Municipal Income. Fidelity Municipal Income knows of no facts which might form the basis for the institution of such proceedings;
(e) Fidelity Municipal Income is not in, and the execution, delivery, and performance of this Agreement will not result in, violation of any provision of its Amended and Restated Declaration of Trust or By-laws, or, to the knowledge of Fidelity Municipal Income, of any agreement, indenture, instrument, contract, lease, or other undertaking to which Fidelity Municipal Income is a party or by which Fidelity Municipal Income is bound or result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment, or decree to which Fidelity Municipal Income is a party or is bound;
(f) The Statement of Assets and Liabilities, the Statement of Operations, the Statement of Changes in Net Assets, Financial Highlights, and the Schedule of Investments (including market values) of Fidelity Municipal Income at November 30, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, and have been furnished to Spartan MD Income.
Said Statements of Assets and Liabilities and Schedule of Investments fairly present its financial position as of such date and said Statement of Operations, Changes in Net Assets, and Financial Highlights fairly reflect its results of operations, changes in financial position, and financial highlights for the periods covered thereby in conformity with generally accepted accounting principles consistently applied;
(g) Fidelity Municipal Income has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of November 30, 1996 and those incurred in the ordinary course of Fidelity Municipal Income's business as an investment company since November 30, 1996;
(h) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by Fidelity Municipal Income of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, and state securities or blue sky laws (which term as used herein shall include the District of Columbia and Puerto Rico);
(i) Fidelity Municipal Income has filed or will file all federal and state tax returns which, to the knowledge of Fidelity Municipal Income's officers, are required to be filed by Fidelity Municipal Income and has paid or will pay all federal and state taxes shown to be due on said returns or provision shall have been made for the payment thereof, and, to the best of Fidelity Municipal Income's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;
(j) Fidelity Municipal Income has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for all prior taxable years and intends to meet such requirements for its current taxable year ending on November 30, 1997;
(k) As of the Closing Date, the shares of beneficial interest of Fidelity Municipal Income to be issued to Spartan MD Income will have been duly authorized and, when issued and delivered pursuant to this Agreement, will be legally and validly issued and will be fully paid and nonassessable (except as disclosed in the fund's Statement of Additional Information) by Fidelity Municipal Income, and no shareholder of Fidelity Municipal Income will have any preemptive right of subscription or purchase in respect thereof;
(l) The execution, performance, and delivery of this Agreement will have been duly authorized prior to the Closing Date by all necessary corporate action on the part of Fidelity Municipal Income, and this Agreement constitutes a valid and binding obligation of Fidelity Municipal Income enforceable in accordance with its terms, subject to approval by the shareholders of Spartan MD Income;
(m) The Registration Statement and the Proxy Statement, on the effective date of the Registration Statement and insofar as they relate to Fidelity Municipal Income, (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act, and the 1940 Act, and the rules and regulations thereunder, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 and on the Closing Date, the Prospectus, as amended or supplemented, insofar as it relates to Fidelity Municipal Income, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(n) The issuance of the Fidelity Municipal Income Shares pursuant to this Agreement will be in compliance with all applicable federal securities laws; and
(o) All of the issued and outstanding shares of beneficial interest of Fidelity Municipal Income have been offered for sale and sold in conformity with the federal securities laws.
3.  REORGANIZATION.
(a) Subject to the requisite approval of the shareholders of Spartan MD Income and to the other terms and conditions contained herein, Spartan MD Income agrees to assign, sell, convey, transfer, and deliver to Fidelity Municipal Income as of the Closing Date all of the assets of Spartan MD Income of every kind and nature existing on the Closing Date. Fidelity Municipal Income agrees in exchange therefor: (i) to assume all of Spartan MD Income's liabilities existing on or after the Closing Date, whether or not determinable on the Closing Date, and (ii) to issue and deliver to Spartan MD Income the number of full and fractional shares of Fidelity Municipal Income having an aggregate net asset value equal to the value of the assets of Spartan MD Income transferred hereunder, less the value of the liabilities of Spartan MD Income, determined as provided for under Section 4.
(b) The assets of Spartan MD Income to be acquired by Fidelity Municipal Income shall include, without limitation, all cash, cash equivalents, securities, receivables (including interest or dividends receivable), claims, choses in action, and other property owned by Spartan MD Income, and any deferred or prepaid expenses shown as an asset on the books of Spartan MD Income on the Closing Date. Spartan MD Income will pay or cause to be paid to Fidelity Municipal Income any dividend or interest payments received by it on or after the Closing Date with respect to the assets transferred to Fidelity Municipal Income hereunder, and Fidelity Municipal Income will retain any dividend or interest payments received by it after the Valuation Time with respect to the assets transferred hereunder without regard to the payment date thereof.
(c) The liabilities of Spartan MD Income to be assumed by Fidelity Municipal Income shall include (except as otherwise provided for herein) all of Spartan MD Income's liabilities, debts, obligations, and duties, of whatever kind or nature, whether absolute, accrued, contingent, or otherwise, whether or not arising in the ordinary course of business, whether or not determinable on the Closing Date, and whether or not specifically referred to in this Agreement. Notwithstanding the foregoing, Spartan MD Income agrees to use its best efforts to discharge all of its known liabilities prior to the Closing Date, other than liabilities incurred in the ordinary course of business.
(d) Pursuant to this Agreement, as soon after the Closing Date as is conveniently practicable (the Liquidation Date), Spartan MD Income will constructively distribute PRO RATA to its shareholders of record, determined as of the Valuation Time on the Closing Date, the Fidelity Municipal Income Shares in exchange for such shareholders' shares of beneficial interest in Spartan MD Income and Spartan MD Income will be liquidated in accordance with Spartan MD Income's Amended and Restated Declaration of Trust. Such distribution shall be accomplished by the funds' transfer agent opening accounts on Fidelity Municipal Income's share transfer books in the names of the Spartan MD Income shareholders and transferring the Fidelity Municipal Income Shares thereto. Each Spartan MD Income shareholder's account shall be credited with the respective PRO RATA number of full and fractional (rounded to the third decimal place) Fidelity Municipal Income Shares due that shareholder. All outstanding Spartan MD Income shares, including any represented by certificates, shall simultaneously be canceled on Spartan MD Income's share transfer records. Fidelity Municipal Income shall not issue certificates representing the Fidelity Municipal Income Shares in connection with the Reorganization.
(e) Any reporting responsibility of Spartan MD Income is and shall remain its responsibility up to and including the date on which it is terminated.

(f) Any transfer taxes payable upon issuance of the Fidelity Municipal Income Shares in a name other than that of the registered holder on Spartan MD Income's books of the Spartan MD Income shares constructively exchanged for the Fidelity Municipal Income Shares shall be paid by the person to whom such Fidelity Municipal Income Shares are to be issued, as a condition of such transfer.
4.  VALUATION.
(a) The Valuation Time shall be 4:00 p.m. Eastern time on the Closing Date, or such other date as may be mutually agreed upon in writing by the parties hereto (the Valuation Time).
(b) As of the Closing Date, Fidelity Municipal Income will deliver to Spartan MD Income the number of Fidelity Municipal Income Shares having an aggregate net asset value equal to the value of the assets of Spartan MD Income transferred hereunder less the liabilities of Spartan MD Income, determined as provided in this Section 4.
(c) The net asset value per share of the Fidelity Municipal Income Shares to be delivered to Spartan MD Income, the value of the assets of Spartan MD Income transferred hereunder, and the value of the liabilities of Spartan MD Income to be assumed hereunder shall in each case be determined as of the Valuation Time.
(d) The net asset value per share of the Fidelity Municipal Income Shares shall be computed in the manner set forth in the then-current Fidelity Municipal Income Prospectus and Statement of Additional Information, and the value of the assets and liabilities of Spartan MD Income shall be computed in the manner set forth in the then-current Spartan MD Income Prospectus and Statement of Additional Information.
(e) All computations pursuant to this Section shall be made by or under the direction of Fidelity Service Company, Inc., a wholly owned subsidiary of FMR Corp., in accordance with its regular practice as pricing agent for Spartan MD Income and Fidelity Municipal Income.
5.  FEES; EXPENSES.
(a) Pursuant to Spartan MD Income's all-inclusive management contract with Fidelity Management & Research Company (FMR), FMR will pay all fees and expenses, including legal, accounting, printing, filing, and proxy solicitation expenses, portfolio transfer taxes (if any), or other similar expenses incurred in connection with the transactions contemplated by this Agreement (but not including costs incurred in connection with the purchase or sale of portfolio securities). Any merger-related expenses which may be attributable to Fidelity Municipal Income will be borne by Fidelity Municipal Income.
(b) Each of Fidelity Municipal Income and Spartan MD Income represents that there is no person who has dealt with it who by reason of such dealings is entitled to any broker's or finder's or other similar fee or commission arising out of the transactions contemplated by this Agreement.
6.   CLOSING DATE.
(a) The Reorganization, together with related acts necessary to consummate the same (the Closing), unless otherwise provided herein, shall occur at the principal office of the Trusts, 82 Devonshire Street, Boston, Massachusetts, as of the Valuation Time on October 23, 1997, or at some other time, date, and place agreed to by Spartan MD Income and Fidelity Municipal Income (the Closing Date).
(b) In the event that on the Closing Date: (i) any of the markets for securities held by the funds is closed to trading, or (ii) trading thereon is restricted, or (iii) trading or the reporting of trading on said market or elsewhere is disrupted, all so that accurate appraisal of the total net asset value of Spartan MD Income and the net asset value per share of Fidelity Municipal Income is impracticable, the Valuation Time and the Closing Date shall be postponed until the first business day after the day when such trading shall have been fully resumed and such reporting shall have been restored, or such other date as the parties may agree.
7.  SHAREHOLDER MEETING AND TERMINATION OF SPARTAN MD INCOME.
(a) Spartan MD Income agrees to call a meeting of its shareholders after the effective date of the Registration Statement, to consider transferring its assets to Fidelity Municipal Income as herein provided, adopting this Agreement, and authorizing the liquidation of Spartan MD Income.
(b) Spartan MD Income agrees that as soon as reasonably practicable after distribution of the Fidelity Municipal Income Shares, Spartan MD Income shall be terminated as a series of Fidelity Union Street Trust pursuant to its Amended and Restated Declaration of Trust, any further actions shall be taken in connection therewith as required by applicable law, and on and after the Closing Date Spartan MD Income shall not conduct any business except in connection with its liquidation and termination.
8.  CONDITIONS TO OBLIGATIONS OF FIDELITY MUNICIPAL INCOME.
(a) That Spartan MD Income furnishes to Fidelity Municipal Income a statement, dated as of the Closing Date, signed by an officer of Fidelity Union Street Trust, certifying that as of the Valuation Time and the Closing Date all representations and warranties of Spartan MD Income made in this Agreement are true and correct in all material respects and that Spartan MD Income has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such dates;
(b) That Spartan MD Income furnishes Fidelity Municipal Income with copies of the resolutions, certified by an officer of Fidelity Union Street Trust, evidencing the adoption of this Agreement and the approval of the transactions contemplated herein by the requisite vote of the holders of the outstanding shares of beneficial interest of Spartan MD Income;

(c) That, on or prior to the Closing Date, Spartan MD Income will declare one or more dividends or distributions which, together with all previous such dividends or distributions attributable to its current taxable year, shall have the effect of distributing to the shareholders of Spartan MD Income substantially all of Spartan MD Income's investment company taxable income and all of its net realized capital gain, if any, as of the Closing Date;
(d) That Spartan MD Income shall deliver to Fidelity Municipal Income at the Closing a statement of its assets and liabilities, together with a list of its portfolio securities showing each such security's adjusted tax basis and holding period by lot, with values determined as provided in Section 4 of this Agreement, all as of the Valuation Time, certified on Spartan MD Income's behalf by its Treasurer or Assistant Treasurer;
(e) That Spartan MD Income's custodian shall deliver to Fidelity Municipal Income a certificate identifying the assets of Spartan MD Income held by such custodian as of the Valuation Time on the Closing Date and stating that as of the Valuation Time: (i) the assets held by the custodian will be transferred to Fidelity Municipal Income; (ii) Spartan MD Income's assets have been duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof; and (iii) to the best of the custodian's knowledge, all necessary taxes in conjunction with the delivery of the assets, including all applicable federal and state stock transfer stamps, if any, have been paid or provision for payment has been made;
(f) That Spartan MD Income's transfer agent shall deliver to Fidelity Municipal Income at the Closing a certificate setting forth the number of shares of Spartan MD Income outstanding as of the Valuation Time and the name and address of each holder of record of any such shares and the number of shares held of record by each such shareholder;
(g) That Spartan MD Income calls a meeting of its shareholders to be held after the effective date of the Registration Statement, to consider transferring its assets to Fidelity Municipal Income as herein provided, adopting this Agreement, and authorizing the liquidation and termination of Spartan MD Income;
(h) That Spartan MD Income delivers to Fidelity Municipal Income a certificate of an officer of Fidelity Union Street Trust, dated as of the Closing Date, that there has been no material adverse change in Spartan MD Income's financial position since August 31, 1996, other than changes in the market value of its portfolio securities, or changes due to net redemptions of its shares, dividends paid, or losses from operations; and

(i) That all of the issued and outstanding shares of beneficial interest of Spartan MD Income shall have been offered for sale and sold in conformity with all applicable state securities laws and, to the extent that any audit of the records of Spartan MD Income or its transfer agent by Fidelity Municipal Income or its agents shall have revealed otherwise, Spartan MD Income shall have taken all actions that in the opinion of Fidelity Municipal Income are necessary to remedy any prior failure on the part of Spartan MD Income to have offered for sale and sold such shares in conformity with such laws.
9.  CONDITIONS TO OBLIGATIONS OF SPARTAN MD INCOME.
(a) That Fidelity Municipal Income shall have executed and delivered to Spartan MD Income an Assumption of Liabilities, certified by an officer of Fidelity Court Street Trust, dated as of the Closing Date pursuant to which Fidelity Municipal Income will assume all of the liabilities of Spartan MD Income existing at the Valuation Time in connection with the transactions contemplated by this Agreement;
(b) That Fidelity Municipal Income furnishes to Spartan MD Income a statement, dated as of the Closing Date, signed by an officer of Fidelity Court Street Trust, certifying that as of the Valuation Time and the Closing Date all representations and warranties of Fidelity Municipal Income made in this Agreement are true and correct in all material respects, and Fidelity Municipal Income has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such dates; and
(c) That Spartan MD Income shall have received an opinion of Kirkpatrick & Lockhart LLP, counsel to Spartan MD Income and Fidelity Municipal Income, to the effect that the Fidelity Municipal Income Shares are duly authorized and upon delivery to Spartan MD Income as provided in this Agreement will be validly issued and will be fully paid and nonassessable by Fidelity Municipal Income (except as disclosed in Spartan MD Income's Statement of Additional Information) and no shareholder of Fidelity Municipal Income has any preemptive right of subscription or purchase in respect thereof.
10.  CONDITIONS TO OBLIGATIONS OF FIDELITY MUNICIPAL INCOME AND SPARTAN MD
INCOME.
(a) That this Agreement shall have been adopted and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of beneficial interest of Spartan MD Income;
(b) That all consents of other parties and all other consents, orders, and permits of federal, state, and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no action" positions of such federal or state authorities) deemed necessary by Fidelity Municipal Income or Spartan MD Income to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of Fidelity Municipal Income or Spartan MD Income, provided that either party hereto may for itself waive any of such conditions;
(c) That all proceedings taken by either fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to it and its counsel, Kirkpatrick & Lockhart LLP;
(d) That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement;
(e) That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of Fidelity Municipal Income and Spartan MD Income, threatened by the Commission; and
(f) That Fidelity Municipal Income and Spartan MD Income shall have received an opinion of Kirkpatrick & Lockhart LLP satisfactory to Fidelity Municipal Income and Spartan MD Income that for federal income tax purposes:
 (i) The Reorganization will be a reorganization under section 368(a)(1)(C) of the Code, and Spartan MD Income and Fidelity Municipal Income will each be parties to the Reorganization under section 368(b) of the Code;
 (ii) No gain or loss will be recognized by Spartan MD Income upon the transfer of all of its assets to Fidelity Municipal Income in exchange solely for the Fidelity Municipal Income Shares and the assumption of Spartan MD Income's liabilities followed by the distribution of those Fidelity Municipal Income Shares to the shareholders of Spartan MD Income in liquidation of Spartan MD Income;
 (iii) No gain or loss will be recognized by Fidelity Municipal Income on the receipt of Spartan MD Income's assets in exchange solely for the Fidelity Municipal Income Shares and the assumption of Spartan MD Income's liabilities;
 (iv) The basis of Spartan MD Income's assets in the hands of Fidelity Municipal Income will be the same as the basis of such assets in Spartan MD Income's hands immediately prior to the Reorganization;
 (v) Fidelity Municipal Income's holding period in the assets to be received from Spartan MD Income will include Spartan MD Income's holding period in such assets;
 (vi) A Spartan MD Income shareholder will recognize no gain or loss on the exchange of his or her shares of beneficial interest in Spartan MD Income for the Fidelity Municipal Income Shares in the Reorganization;
 (vii) A Spartan MD Income shareholder's basis in the Fidelity Municipal Income Shares to be received by him or her will be the same as his or her basis in the Spartan MD Income shares exchanged therefor;
 (viii) A Spartan MD Income shareholder's holding period for his or her Fidelity Municipal Income Shares will include the holding period of Spartan MD Income shares exchanged, provided that those Spartan MD Income shares were held as capital assets on the date of the Reorganization.

 Notwithstanding anything herein to the contrary, each of Spartan MD Income and Fidelity Municipal Income may not waive the conditions set forth in this subsection 10(f).
11.  COVENANTS OF FIDELITY MUNICIPAL INCOME AND SPARTAN MD INCOME.
(a) Fidelity Municipal Income and Spartan MD Income each covenants to operate its respective business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include the payment of customary dividends and distributions;
(b) Spartan MD Income covenants that it is not acquiring the Fidelity Municipal Income Shares for the purpose of making any distribution other than in accordance with the terms of this Agreement;
(c) Spartan MD Income covenants that it will assist Fidelity Municipal Income in obtaining such information as Fidelity Municipal Income reasonably requests concerning the beneficial ownership of Spartan MD Income's shares; and
(d) Spartan MD Income covenants that its liquidation and termination will be effected in the manner provided in its Amended and Restated Declaration of Trust in accordance with applicable law and after the Closing Date, Spartan MD Income will not conduct any business except in connection with its liquidation and termination.
12.  TERMINATION; WAIVER.
 Fidelity Municipal Income and Spartan MD Income may terminate this Agreement by mutual agreement. In addition, either Fidelity Municipal Income or Spartan MD Income may at its option terminate this Agreement at or prior to the Closing Date because:
 (i) of a material breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date; or
 (ii) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.
In the event of any such termination, there shall be no liability for damages on the part of Spartan MD Income or Fidelity Municipal Income, or their respective Trustees or officers.
13.  SOLE AGREEMENT; AMENDMENTS; WAIVERS; SURVIVAL OF WARRANTIES.
(a) This Agreement supersedes all previous correspondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter, may not be changed except by a letter of agreement signed by each party hereto and shall be construed in accordance with and governed by the laws of the Commonwealth of Massachusetts.
(b) This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the respective President, any Vice President, or Treasurer of Fidelity Municipal Income or Spartan MD Income; provided, however, that following the shareholders' meeting called by Spartan MD Income pursuant to Section 7 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Fidelity Municipal Income Shares to be paid to Spartan MD Income shareholders under this Agreement to the detriment of such shareholders without their further approval.
(c) Either fund may waive any condition to its obligations hereunder, provided that such waiver does not have any material adverse effect on the interests of such fund's shareholders.
 The representations, warranties, and covenants contained in the Agreement, or in any document delivered pursuant hereto or in connection herewith, shall survive the consummation of the transactions contemplated hereunder.

14.  DECLARATIONS OF TRUST.
 A copy of the Declaration of Trust of each fund, as restated and amended, is on file with the Secretary of State of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of each fund as trustees and not individually and that the obligations of each Fund under this instrument are not binding upon any of such fund's Trustees, officers, or shareholders individually but are binding only upon the assets and property of such fund. Each fund agrees that its obligations hereunder apply only to such fund and not to its shareholders individually or to the Trustees of such fund.
15.  ASSIGNMENT.
 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer of any rights or obligations hereunder shall be made by any party without the written consent of the other parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation other than the parties hereto and their respective successors and assigns any rights or remedies under or by reason of this Agreement.
 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.
 IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by an appropriate officer.
SIGNATURE LINES OMITTED
Spartan Municipal Income Fund
Spartan Arizona Municipal Income Fund
Spartan Maryland Municipal Income Fund
(Funds of Fidelity Union Street Trust)
Fidelity Municipal Income Fund
(A Fund of Fidelity Court Street Trust)
FORM N-14
STATEMENT OF ADDITIONAL INFORMATION
August 11, 1997

This Statement of Additional Information, relates to the proposed reorganization whereby Fidelity Municipal Income Fund, would acquire all of the assets of Spartan Municipal Income Fund, Spartan Arizona Municipal Income Fund, and Spartan Maryland Municipal Income Fund, and assume all of Spartan Municipal Income Fund's, Spartan Arizona Municipal Income Fund's, and Spartan Maryland Municipal Income Fund's liabilities in exchange solely for shares of beneficial interest in Fidelity Municipal Income Fund.
This Statement of Additional Information consists of this cover page and the following described documents, each of which is incorporated herein by reference:
 1. 1.      The Statement of Additional Information of Fidelity Municipal
Income Fund dated February 28, 1997, previously filed on EDGAR (Accession Number 0000225323-97-000020).
 2. 2.      The Prospectus dated October 18, 1996 (as supplemented June 13,
1997) and the Statement of Additional Information dated October 18, 1996 of Spartan Municipal Income Fund previously filed on EDGAR (Accession Numbers 0000035330-96-000049, 0000035330-96-000049, and, as filed pursuant to Rule
497 under the 1933 Act, respectively.)
 3. 3.       The Prospectus dated October 18, 1996 (as supplemented April
18, 1997) and the Statement of Additional Information dated October 18, 1996 of Spartan Arizona Municipal Income Fund previously filed on EDGAR (Accession Numbers 0000035330-96-000049, 0000035330-96-000049, and as filed pursuant to Rule 497 under the 1933 Act, respectively.)
 4. 4.       The Prospectus dated October 18, 1996 (as supplemented April
18, 1997) and the Statement of Additional Information dated October 18, 1996 of Spartan Maryland Municipal Income Fund previously filed on EDGAR (Accession Numbers 0000035330-96-000049, 0000035330-96-000049, and as filed pursuant to Rule 497 under the 1933 Act, respectively.)
 5. 5.      The Financial Statements of Fidelity Municipal Income Fund
included in the Annual Report of Fidelity Municipal Income Fund for the fiscal year ended November 30, 1996, as filed pursuant to Rule 30d-1 under the Investment Company Act of 1940 on EDGAR (Accession Number 0000225323-97-000020)
 6. 6.      The Financial Statements included in the Annual Report of
Spartan Municipal Income Fund for the fiscal year ended August 31, 1996, as filed pursuant to Rule 30d-1 under the Investment Company Act of 1940 on EDGAR (Accession Number 0000035330-96-000045).
 7. 7.      The Financial Statements included in the Annual Report of
Spartan Arizona Municipal Income Fund for the fiscal year ended August 31, 1996, as filed pursuant to Rule 30d-1 under the Investment Company Act of 1940 on EDGAR (Accession Number 0000035330-96-000045).
 8. 8.      The Financial Statements in the Annual Report of Spartan
Maryland Municipal Income Fund for the fiscal year ended August 31, 1996, as filed pursuant to Rule 30d-1 under the Investment Company Act of 1940 on EDGAR (Accession Number 0000035330-97-000003).
 9. 9.      The Financial Statements included in the Semi-Annual Report of
Spartan Municipal Income Fund for the fiscal year period February 28, 1997, as filed pursuant to Rule 30d-1 under the Investment Company Act of 1940 on EDGAR (Accession Number 0000035330-97-000003).
 10. 10.     The Financial Statements included in the Semi-Annual Report of
Spartan Arizona Municipal Income Fund for the fiscal period ended February 28, 1997, as filed pursuant to Rule 30d-1 under the Investment Company Act of 1940 on EDGAR (Accession Number 0000035330-97-000003).
 11. 11.     The Financial Statements included in the Semi-Annual Report of
Spartan Maryland Municipal Income Fund for the fiscal period ended February 28, 1997, as filed pursuant to Rule 30d-1 under the Investment Company Act of 1940 on EDGAR (Accession Number 0000035330-97-000003).
 12. 12.     The Pro Forma Financial Statements for Spartan Municipal
Income Fund, Spartan Arizona Municipal Income Fund, Spartan Maryland Municipal Income fund and Fidelity Municipal Income Fund for the period ended April 30, 1997.
This Statement of Additional Information is not a prospectus. A Proxy Statement and Prospectus dated August 11, 1997, relating to the above-referenced matter may be obtained from Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109. This Statement of Additional Information relates to, and should be read in conjunction with, such Proxy Statement and Prospectus.
SUPPLEMENT TO THE FIDELITY MUNICIPAL INCOME FUND
FEBRUARY 28, 1997
PROSPECTUS
The following changes are effective April 1, 1997:
The minimum investments have been changed to the following:
TO OPEN AN ACCOUNT  $10,000
Through regular investment plans $500
TO ADD TO AN ACCOUNT  $1,000
MINIMUM BALANCE $5,000
The minimum check amount has been increased to $1,000.
References to the minimums throughout the prospectus are changed to the above minimums.
The following information replaces similar information found in "Expenses" on page 5:
EXPENSES
SHAREHOLDER TRANSACTION EXPENSES are charges you may pay when you buy or sell shares of a fund. In addition, you may be charged an annual account maintenance fee if your balance falls below $2,500. See "Transaction Details," page 25, for an explanation of how and when these charges apply.
Maximum sales charge on purchases       None
and reinvested distributions

Deferred sales charge on redemptions    None

Exchange Fee                            None

Annual account maintenance fee          $12.0
(for accounts under $2,500)             0

ANNUAL FUND OPERATING EXPENSES are paid out of the fund's assets. The fund pays a management fee to FMR. It also incurs other expenses for services such as maintaining shareholder records and furnishing shareholder statements and financial reports. The fund's expenses are factored into its share price or dividends and are not charged directly to shareholder accounts (see page 15).
The following figures are based on historical expenses, adjusted to reflect current fees, and are calculated as a percentage of average net assets.

Management fee (after reimbursement)   .39%

12b-1 fee                              None

Other expenses                         .16%

Total fund operating expenses          .55%
(after reimbursement)

EXAMPLES: Let's say, hypothetically, that the fund's annual return is 5% and that its operating expenses are exactly as just described. For every $1,000 you invested, here's how much you would pay in total expenses after the number of years indicated:
After 1 year     $ 6

After 3 years    $ 18

After 5 years    $ 31

After 10 years   $ 69

These examples illustrate the effect of expenses, but are not meant to suggest actual or expected costs or returns, all of which may vary. Effective April 1, 1997, FMR voluntarily agreed to implement an expense cap. FMR will reimburse the fund to the extent that total operating expenses exceeds .55%. If this agreement was not in effect, the management fee and total operating expenses would be .40% and .56%, respectively.


FIDELITY
MUNICIPAL INCOME
FUND
Please read this prospectus before investing, and keep it on file for future reference. It contains important information, including how the fund invests and the services available to shareholders.
To learn more about the fund and its investments, you can obtain a copy of the fund's most recent financial report and portfolio listing, or a copy of
the Statement of Additional Information (SAI) dated February    28    ,
1997 The SAI has been filed with the Securities and Exchange Commission
(SEC) and is available along with other related materials on the SEC's Internet Web site (http://www.sec.gov). The SAI is incorporated herein by reference (legally forms a part of the prospectus). For a free copy of either document, call Fidelity at 1-800-544-8888.
Mutual fund shares are not deposits or obligations of, or guaranteed by, any depository institution. Shares are not insured by the FDIC, Federal Reserve Board, or any other agency, and are subject to investment risks, including possible loss of principal amount invested.

LIKE ALL MUTUAL
FUNDS, THESE
SECURITIES HAVE NOT
BEEN APPROVED OR
DISAPPROVED BY THE
SECURITIES AND
EXCHANGE
COMMISSION OR ANY
STATE SECURITIES
COMMISSION, NOR HAS
THE SECURITIES AND
EXCHANGE
COMMISSION OR ANY
STATE SECURITIES
COMMISSION PASSED
UPON THE ACCURACY
OR ADEQUACY OF THIS
PROSPECTUS. ANY
REPRESENTATION TO
THE CONTRARY IS A
CRIMINAL OFFENSE.
HIY-pro-0297
(fund number 037, trading symbol FHIGX)
The fund seeks a high level of current income free from federal income tax. The fund invests normally in investment-grade municipal securities. PROSPECTUS
   FEBRUARY 28, 1997    (FIDELITY_LOGO_GRAPHIC) 82 DEVONSHIRE STREET,
BOSTON, MA 02109


CONTENTS


KEY FACTS                      THE FUND AT A GLANCE

                               WHO MAY WANT TO INVEST

                               EXPENSES The fund's yearly
                               operating expenses.

                               FINANCIAL HIGHLIGHTS A summary
                               of the fund's financial data.

                               PERFORMANCE How the fund has
                               done over time.

THE FUND IN DETAIL             CHARTER How the fund is
                               organized.

                               INVESTMENT PRINCIPLES AND RISKS
                               The fund's overall approach to
                               investing.

                               BREAKDOWN OF EXPENSES How
                               operating costs are calculated and
                               what they include.

YOUR ACCOUNT                   DOING BUSINESS WITH FIDELITY

                               TYPES OF ACCOUNTS Different
                               ways to set up your account.

                               HOW TO BUY SHARES Opening an
                               account and making additional
                               investments.

                               HOW TO SELL SHARES Taking money
                               out and closing your account.

                               INVESTOR SERVICES Services to
                               help you manage your account.

SHAREHOLDER AND                DIVIDENDS, CAPITAL GAINS,
ACCOUNT POLICIES               AND TAXES

                               TRANSACTION DETAILS Share price
                               calculations and the timing of
                               purchases and redemptions.

                               EXCHANGE RESTRICTIONS

KEY FACTS


THE FUND AT A GLANCE
GOAL: High current income free from federal income tax. As with any mutual fund, there is no assurance that the fund will achieve its goal.
STRATEGY: Invests normally in investment-grade municipal securities.
MANAGEMENT: Fidelity Management & Research Company (FMR) is the management arm of Fidelity Investments, which was established in 1946 and is now America's largest mutual fund manager.
SIZE: As of November 30, 1996, the fund had over $   1.8     billion in
assets.
WHO MAY WANT TO INVEST
The fund may be appropriate for investors in higher tax brackets who seek high current income that is free from federal income tax. The fund's level of risk and potential reward depend on the quality and maturity of its investments. You should consider your investment objective and tolerance for risk when making an investment decision.
The value of the fund's investments and the income they generate will vary from day to day, and generally reflect interest rates, market conditions, and other economic and political news. When you sell your shares, they may be worth more or less than what you paid for them. By itself, the fund does not constitute a balanced investment plan.

THE SPECTRUM OF
FIDELITY FUNDS
Broad categories of Fidelity
funds are presented here in
order of ascending risk.
Generally, investors seeking
to maximize return must
assume greater risk.
Municipal Income is in the
INCOME category.
(solid bullet) MONEY MARKET Seeks
income and stability by
investing in high-quality,
short-term investments.
(right arrow) INCOME Seeks income by
investing in bonds.
(solid bullet) GROWTH AND INCOME
Seeks long-term growth and
income by investing in stocks
and bonds.
(solid bullet) GROWTH Seeks long-term
growth by investing mainly in
stocks.
(checkmark)
EXPENSES
SHAREHOLDER TRANSACTION EXPENSES are charges you may pay when you buy or sell shares of a fund. In addition, you may be charged an annual account maintenance fee if your account balance falls below $2,500. See
"Transaction Details," page , for an explanation of how and when these charges apply.
Maximum sales charge on purchases      None
and reinvested distributions

Deferred sales charge on redemptions   None

Exchange fee                           None

Annual account maintenance fee         $12.0
(for accounts under $2,500)            0

ANNUAL FUND OPERATING EXPENSES are paid out of the fund's assets. The fund pays a management fee to FMR. It also incurs other expenses for services such as maintaining shareholder records and furnishing shareholder statements and financial reports. The fund's expenses are factored into its share price or dividends and are not charged directly to shareholder accounts (see page ).
The following figures are based on historical expenses and are calculated as a percentage of average net assets.
Management fee                     .40    %

12b-1 fee                       None

Other expenses                     .16    %

Total fund operating expenses      .56    %

EXAMPLES: Let's say, hypothetically, that the fund's annual return is 5% and that its operating expenses are exactly as just described. For every $1,000 you invested, here's how much you would pay in total expenses if you close your account after the number of years indicated:
After 1 year     $    6

After 3 years    $    18

After 5 years    $    31

After 10 years   $    70

These examples illustrate the effect of expenses, but are not meant to suggest actual or expected costs or returns, all of which may vary.












UNDERSTANDING
EXPENSES
Operating a mutual fund
involves a variety of
expenses for portfolio
management, shareholder
statements, tax reporting, and
other services. These costs
are paid from the fund's
assets; their effect is already
factored into any quoted
share price or return.
(checkmark)
FINANCIAL HIGHLIGHTS
   The financial highlights table that follows has been audited by Coopers & Lybrand L.L.P., independent accountants. The fund's financial highlights, financial statements, and report of the auditor are included in the fund's Annual Report and are incorporated by reference into (are legally a part of) the fund's SAI. Contact Fidelity for a free copy of the Annual Report or the SAI.
SELECTED PER-SHARE DATA




 Years ended 1996        1995        1994A       1993        1992        1991        1990        1989        1988        1987
 November 30

 Net asset
value,       $12.3       $11.0       $13.2       $12.7       $12.6       $12.6       $12.8       $12.2       $11.7       $13.7
 beginning of
period       00          40          30          20          90          10          00          10          50          70

 Income from .648        .677        .755        .764        .811        .845        .857        .893        .901        .936
 Investment
 Operations
  Net interest
 income

  Net realized
and           .109        1.260       (1.69       .700        .190        .310        .200        .600        .460        (1.50
  unrealized gain                     0)                                                                                  0)
 (loss)

  Total from  .757        1.937       (.935)      1.464       1.001       1.155       1.057       1.493       1.361       (.564)
  investment
 operations

 Less Distribu
tions         (.623)      (.677)      (.755)      (.764)      (.811)      (.845)      (.857)      (.893)      (.901)      (.936)
  From net interest
 income

  From net
realized      (.004)      --          (.500)      (.190)      (.160)      (.230)      (.390)      (.010)      --          (.520)
 gain

  Total distribu
tions         (.627)      (.677)      (1.25       (.954)      (.971)      (1.07       (1.24       (.903)      (.901)      (1.45
                                      5)                                  5)          7)                                  6)

 Net asset
value,       $ 12.4      $ 12.3      $ 11.0      $ 13.2      $ 12.7      $ 12.6      $ 12.6      $ 12.8      $ 12.2      $ 11.7
 end of
period       30          00          40          30          20          90          10          00          10          50

 Total
return       6.39        17.95       (7.74)      11.92       8.21        9.62        8.91        12.60       11.93       (4.45)
             %           %           %           %           %           %           %           %           %           %

 RATIOS AND SUPPLEMENTAL DATA

 Net assets,
end of       $ 1,83      $ 1,80      $ 1,69      $ 2,12      $ 2,07      $ 1,99      $ 1,78      $ 1,73      $ 1,57      $ 1,61
 period      7           1           3           8           5           7           4           8           4           0
 (In millions)

 Ratio of
expenses     .56%        .57%        .56%        .56%        .57%        .56%        .57%        .58%        .60%        .71%
 to
 average net assets

 Ratio of
net           5.32        5.69        6.21        5.85        6.40        6.72        6.96        7.10        7.48        7.38
 interest
income to    %           %           %           %           %           %           %           %           %           %
 average net assets

 Portfolio
turnover      53%         50%         48%         53%         47%         44%         58%         71%         47%         80%
 rate


   BEFFECTIVE DECEMBER 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INTEREST INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
PERFORMANCE
Bond fund performance can be measured as TOTAL RETURN or YIELD. The total returns that follow are based on historical fund results.
The fund's fiscal year runs from December 1 through November 30. The tables below show the fund's performance over past fiscal years compared to different measures, including a comparative index and a competitive funds average. The chart on page presents calendar year performance.
AVERAGE ANNUAL TOTAL RETURNS

Fiscal periods ended                  Pas            Past           Past
November 30, 1996                     t 1            5              10
                                      yea            year           year
                                      r              s              s

Municipal Income                        6.39           6.99           7.26
                                            %              %              %

Lehman Bros. Muni. Bond Index           5.88           7.83           7.81
                                            %              %              %

Lipper Gen. Muni. Debt Funds Avg.       4.91           7.36           7.22
                                           %              %              %

CUMULATIVE TOTAL RETURNS
Fiscal periods ended                Pas              Past            Past
November 30, 1996                   t 1              5               10
                                    yea              year            year
                                    r                s               s

Municipal Income                       6.39            40.20           101.5
                                           %              %           6    %

Lehman Bros. Muni. Bond Index          5.88           45.79           112.1
                                           %              %           2    %

Lipper Gen. Muni. Debt Funds Avg.       4.91           42.68           101.1
                                           %              %           0    %


EXPLANATION OF TERMS
TOTAL RETURN is the change in value of an investment over a given period, assuming reinvestment of any dividends and capital gains. A CUMULATIVE TOTAL RETURN reflects actual performance over a stated period of time. An AVERAGE ANNUAL TOTAL RETURN is a hypothetical rate of return that, if achieved annually, would have produced the same cumulative total return if performance had been constant over the entire period. Average annual total returns smooth out variations in performance; they are not the same as actual year-by-year results.
UNDERSTANDING
PERFORMANCE
YIELD illustrates the income
earned by a fund over a
recent period. 30-day yields
are usually used for bond
funds. Yields change daily,
reflecting changes in interest
rates.
TOTAL RETURN reflects both the
reinvestment of income and
capital gain distributions and
any change in a fund's share
price.
(checkmark)
YIELD refers to the income generated by an investment in the fund over a given period of time, expressed as an annual percentage rate. A TAX-EQUIVALENT YIELD shows what an investor would have to earn before taxes to equal a tax-free yield. Yields are calculated according to a standard that is required for all stock and bond funds. Because this differs from other accounting methods, the quoted yield may not equal the income actually paid to shareholders.
YEAR-BY-YEAR TOTAL RETURNS

   Calendar years     1987   1988   1989   1990  1991   1992  1993   1994   1995
MUNICIPAL INCOME   -  -2.84% 12.22% 11.39% 8.47% 10.18% 8.36% 13.11% -7.45% 16.18    %

Lipper Gen. Muni.
Debt Funds Avg.       -0.94% 11.53%  9.65% 6.05% 12.09% 8.79% 12.47% -6.50% 16.84    %

Consumer Price
Index                  4.43%  4.42%  4.65% 6.11%  3.06% 2.90%  2.75%  2.67%  2.54    %

Percentage (%)
Row: 1, Col: 1, Value: nil
Row: 2, Col: 1, Value: -2.84
Row: 3, Col: 1, Value: 12.22
Row: 4, Col: 1, Value: 11.39
Row: 5, Col: 1, Value: 8.470000000000001
Row: 6, Col: 1, Value: 10.18
Row: 7, Col: 1, Value: 8.360000000000001
Row: 8, Col: 1, Value: 13.11
Row: 9, Col: 1, Value: -7.45
Row: 10, Col: 1, Value: 16.18
(LARGE SOLID BOX) Municipal
Income

LEHMAN BROTHERS MUNICIPAL BOND INDEX is a total return performance benchmark for investment-grade municipal bonds with maturities of at least one year.
Unlike the fund's returns, the total returns of the comparative index do not include the effect of any brokerage commissions, transaction fees, or other costs of investing.
THE CONSUMER PRICE INDEX is a widely recognized measure of inflation calculated by the U.S. Government.
THE COMPETITIVE FUNDS AVERAGE is the Lipper General Municipal Debt Funds
Average, which currently reflects the performance of over    228     mutual
funds with similar investment objectives. This average, published by Lipper Analytical Services, Inc., excludes the effect of sales charges.
The fund's recent strategies, performance, and holdings are detailed twice a year in financial reports, which are sent to all shareholders. For current performance or a free annual report, call 1-800-544-8888.
TOTAL RETURNS AND YIELDS ARE BASED ON PAST RESULTS AND ARE NOT AN INDICATION OF FUTURE PERFORMANCE.
THE FUND IN DETAIL


CHARTER
MUNICIPAL INCOME IS A MUTUAL FUND: an investment that pools shareholders' money and invests it toward a specified goal. The fund is a diversified fund of Fidelity Court Street Trust, an open-end management investment company organized as a Massachusetts business trust on April 21, 1977.
THE FUND IS GOVERNED BY A BOARD OF TRUSTEES which is responsible for protecting the interests of shareholders. The trustees are experienced executives who meet throughout the year to oversee the fund's activities, review contractual arrangements with companies that provide services to the fund, and review the fund's performance. The majority of trustees are not otherwise affiliated with Fidelity.
THE FUND MAY HOLD SPECIAL MEETINGS AND MAIL PROXY MATERIALS. These meetings may be called to elect or remove trustees, change fundamental policies, approve a management contract, or for other purposes. Shareholders not attending these meetings are encouraged to vote by proxy. Fidelity will mail proxy materials in advance, including a voting card and information about the proposals to be voted on. The number of votes you are entitled to is based upon the dollar value of your investment.
FMR AND ITS AFFILIATES
The fund is managed by FMR, which chooses the fund's investments and handles its business affairs.
David Murphy is    Vice President and     manager of Municipal Income,
which he has managed since October 1995. He also manages several other Fidelity funds. Mr. Murphy joined Fidelity in 1989 as a manager.
Fidelity investment personnel may invest in securities for their own account pursuant to a code of ethics that establishes procedures for personal investing and restricts certain transactions.
Fidelity Distributors Corporation (FDC) distributes and markets Fidelity's
funds and services. Fidelity Service        Company, Inc. (FSC) performs
transfer        agent servicing functions for the fund.
FIDELITY FACTS
Fidelity offers the broadest
selection of mutual funds
in the world.
(solid bullet) Number of Fidelity mutual
funds: over    225
(solid bullet) Assets in Fidelity mutual
funds: over $   432     billion
(solid bullet) Number of shareholder
accounts: over    29     million
(solid bullet) Number of investment
analysts and portfolio
managers: over    270
(checkmark)
FMR Corp. is the ultimate parent company of FMR. Members of the Edward C. Johnson 3d family are the predominant owners of a class of shares of common stock representing approximately 49% of the voting power of FMR Corp. Under the Investment Company Act of 1940 (the 1940 Act), control of a company is presumed where one individual or group of individuals owns more than 25% of the voting stock of that company; therefore, the Johnson family may be deemed under the 1940 Act to form a controlling group with respect to FMR Corp.
UMB Bank, n.a., is the fund's transfer agent, although it employs FSC to perform these functions for the fund. UMB is located at 1010 Grand Avenue, Kansas City, Missouri.
A broker-dealer may use a portion of the commissions paid by the fund to reduce the fund's custodian or transfer agent fees. FMR may use its broker-dealer affiliates and other firms that sell fund shares to carry out the fund's transactions, provided that the fund receives brokerage services and commission rates comparable to those of other broker-dealers. INVESTMENT PRINCIPLES AND RISKS
THE FUND'S INVESTMENT APPROACH
BOND FUNDS IN GENERAL. The yield and share price of a bond fund change daily based on changes in interest rates and market conditions, and in response to other economic, political or financial events. The types and maturities of the securities a bond fund purchases and the credit quality of their issuers will impact a bond fund's reaction to these events. INTEREST RATE RISK. In general, bond prices rise when interest rates fall and fall when interest rates rise. Longer-term bonds are usually more sensitive to interest rate changes. In other words, the longer the maturity of a bond, the greater the impact a change in interest rates is likely to have on the bond's price. In addition, short-term interest rates and long-term interest rates do not necessarily move in the same amount or in the same direction. A short-term bond tends to react to changes in short-term interest rates and a long-term bond tends to react to changes in long-term interest rates.
ISSUER RISK. The price of a bond is affected by the credit quality of its issuer. Changes in the financial condition of an issuer, changes in general economic conditions, and changes in specific economic conditions that affect a particular type of issuer can impact the credit quality of an issuer. Lower quality bonds generally tend to be more sensitive to these changes than higher quality bonds.
MUNICIPAL MARKET RISK. Municipal securities are backed by the entity that issued them and/or other revenue streams. Municipal security values may be significantly affected by political changes, as well as uncertainties in the municipal market related to taxation or the rights of municipal securities holders.
FIDELITY'S APPROACH TO BOND FUNDS. The total return from a bond includes both income and price gains or losses. In selecting investments for a bond fund, FMR considers a bond's expected income together with its potential for price gains or losses. While income is the most important component of bond returns over time, a bond fund's emphasis on income does not mean the fund invests only in the highest-yielding bonds available, or that it can avoid losses of principal.
FMR focuses on assembling a portfolio of income-producing bonds that it believes will provide the best balance between risk and return with the range of eligible investments for the fund. FMR's evaluation of a potential investment includes an analysis of the credit quality of the issuer, its structural features, its current price compared to FMR's estimate of its long-term value, and any short-term trading opportunities resulting from market inefficiencies.
In structuring a bond fund, FMR allocates assets among different market sectors (for example, general obligation bonds of a state or bonds financing a specific project) and different maturities based on its view of the relative value of each sector or maturity. The performance of the fund will depend on how successful FMR is in pursuing this approach.
MUNICIPAL INCOME seeks high current income that is free from federal income tax by investing in investment-grade municipal securities under normal conditions. Although the fund does not maintain an average maturity within a specified range, FMR seeks to manage the fund so that it generally reacts to changes in interest rates similarly to municipal bonds with maturities between eight and 18 years. As of November 30, 1996, the fund's
dollar-weighted average maturity was approximately    14.4     years.
   FMR     normally invests so that at least 80% of    the fund's
income is free from federal income tax. In addition,    FMR     may invest
all of    the fund's     assets in municipal securities issued to finance
private activities. The interest from these securities is a tax-preference item for purposes of the federal alternative minimum tax.
FMR may use various techniques to hedge a portion of the fund's risks, but there is no guarantee that these strategies will work as intended. When you sell your shares of the fund, they may be worth more or less than what you paid for them.
FMR normally invests the fund's assets according to its investment strategy. The fund does not expect to invest in federally taxable obligations. The fund also reserves the right to invest without limitation in short-term instruments, to hold a substantial amount of uninvested cash, or to invest more than normally permitted in federally taxable obligations for temporary, defensive purposes.
SECURITIES AND INVESTMENT PRACTICES
The following pages contain more detailed information about types of instruments in which the fund may invest, strategies FMR may employ in pursuit of the fund's investment objective, and a summary of related risks. Any restrictions listed supplement those discussed earlier in this section. A complete listing of the fund's limitations and more detailed information about the fund's investments are contained in the fund's SAI. Policies and limitations are considered at the time of purchase; the sale of instruments is not required in the event of a subsequent change in circumstances.
FMR may not buy all of these instruments or use all of these techniques unless it believes that they are consistent with the fund's investment objective and policies and that doing so will help the fund achieve its goal. Fund holdings and recent investment strategies are detailed in the fund's financial reports, which are sent to shareholders twice a year. For a free SAI or financial report, call 1-800-544-8888.
DEBT SECURITIES. Bonds and other debt instruments are used by issuers to borrow money from investors. The issuer generally pays the investor a fixed, variable, or floating rate of interest, and must repay the amount
borrowed at maturity.    Some     debt securities, such as zero coupon
bonds, do not pay    current     interest, but are sold at a discount from
their face values.
Debt securities have varying levels of sensitivity to changes in interest rates and varying degrees of credit quality. In general, bond prices rise when interest rates fall, and fall when interest rates rise. Longer-term bonds and zero coupon bonds are generally more sensitive to interest rate changes.
In addition,    bond prices are also affected by     the credit quality of
   the issuer.     Investment-grade debt securities are medium- and
high-quality securities. Some, however, may possess speculative characteristics and may be more sensitive to economic changes and to changes in the financial condition of issuers.
RESTRICTIONS: The fund normally invests in investment-grade securities, but reserves the right to invest up to 5% of its assets in below
investment-grade securities (sometimes called    "    junk bonds   "    ).
A security is considered to be investment-grade if it is rated investment-grade by Moody's Investors Service, Standard & Poor's, Duff & Phelps Credit Rating Co., or Fitch Investors Service, L.P., or is unrated but judged to be of equivalent quality by FMR.
MUNICIPAL SECURITIES are issued to raise money for a variety of public or private purposes, including general financing for state and local governments, or financing for specific projects or public facilities. They may be fully or partially backed by the local government, or by the credit of a private issuer or the current or anticipated revenues from specific projects or assets. Because many municipal securities are issued to finance similar types of projects, especially those relating to education, health care, housing, transportation, and utilities, the municipal markets can be
affected by conditions in those    sectors    . In addition, all municipal
securities may be affected by uncertainties regarding their tax status, legislative changes, or rights of municipal securities holders. A municipal security may be owned directly or through a participation interest.
CREDIT AND LIQUIDITY SUPPORT. Issuers may employ various forms of credit and liquidity enhancement, including letters of credit, guarantees, puts and demand features, and insurance, provided by foreign or domestic entities such as banks and other financial institutions. These arrangements expose the fund to the credit risk of the entity providing the credit or liquidity support. Changes in the credit quality of the provider could affect the value of the security and the fund's share price. In addition, in the case of foreign providers of credit or liquidity support, extensive public information about the provider may not be available, and unfavorable political, economic, or governmental developments could affect its ability to honor its commitment.
ASSET-BACKED SECURITIES include interests in pools of purchase contracts, financing leases, or sales agreements entered into by a municipal issuer. The value of these securities depends on many factors, including changes in market interest rates, the availability of information concerning the pool and its structure, prepayment expectations, the credit quality of the underlying assets, and the market's perception of the servicer of the loan pool, and any credit enhancement provided.
VARIABLE AND FLOATING RATE SECURITIES have interest rates that are periodically adjusted either at specific intervals or whenever a benchmark rate changes. Inverse floaters have interest rates that move in the opposite direction from a benchmark, often making the security's market value more volatile.
MUNICIPAL LEASE OBLIGATIONS are used by municipal issuers to acquire land, equipment, or facilities. If the issuer stops making payments or transfers its obligations to a private entity, the obligation could lose value or become taxable.
OTHER MUNICIPAL SECURITIES may include obligations of U.S. territories and possessions such as Guam, the Virgin Islands, and Puerto Rico, and their political subdivisions and public corporations.
PUT FEATURES entitle the holder to put (sell back) a security to the issuer or another party. In exchange for this benefit, the fund may accept a lower interest rate. Demand features and standby commitments are types of put features.
PRIVATE ENTITIES may be involved in some municipal securities. For example, industrial revenue bonds are backed by private entities, and resource recovery bonds often involve private corporations. The economic viability of a project or changes in tax incentives could affect the price of these securities.
ADJUSTING INVESTMENT EXPOSURE. The fund can use various techniques to increase or decrease its exposure to changing security prices, interest rates, or other factors that affect security prices. These techniques may involve derivative transactions such as buying and selling options and futures contracts, entering into swap agreements, and purchasing indexed securities.
FMR can use these practices to adjust the risk and return characteristics of the fund's portfolio of investments. If FMR judges market conditions incorrectly or employs a strategy that does not correlate well with the fund's investments, these techniques could result in a loss, regardless of whether the intent was to reduce risk or increase return. These techniques may increase the volatility of the fund and may involve a small investment of cash relative to the magnitude of the risk assumed. In addition, these techniques could result in a loss if the counterparty to the transaction does not perform as promised.
ILLIQUID AND RESTRICTED SECURITIES. Some investments may be determined by FMR, under the supervision of the Board of Trustees, to be illiquid, which means that they may be difficult to sell promptly at an acceptable price. The sale of some illiquid securities and some other securities may be subject to legal restrictions. Difficulty in selling securities may result in a loss or may be costly to the fund.
RESTRICTIONS: The fund may not purchase a security if, as a result, more than 10% of its assets would be invested in illiquid securities. WHEN-ISSUED AND FORWARD PURCHASE OR SALE TRANSACTIONS are trading practices in which payment and delivery for the security take place at a later date than is customary for that type of security. The price of the security could change during this period.
CASH MANAGEMENT. The fund may invest in money market securities and in a money market fund available only to funds and accounts managed by FMR or its affiliates, whose goal is to seek a high level of current income exempt from federal income tax while maintaining a stable $1.00 share price. A major change in interest rates or a default on the money market fund's investments could cause its share price to change.
DIVERSIFICATION. Diversifying a fund's investment portfolio can reduce the risks of investing. This may include limiting the amount of money invested in any one issuer or, on a broader scale, in any one industry or type of
project. Economic, business   , or     political changes can affect all
securities of a similar type.
RESTRICTIONS: With respect to 75% of its total assets, the fund may not purchase a security if, as a result, more than 5% would be invested in the securities of any one issuer. This limitation does not apply to U.S. Government securities. The fund may invest more than 25% of its total assets in tax-free securities that finance similar types of projects. BORROWING. The fund may borrow from banks or from other funds advised by FMR, or through reverse repurchase agreements. If the fund borrows money, its share price may be subject to greater fluctuation until the borrowing is paid off. If the fund makes additional investments while borrowings are outstanding, this may be considered a form of leverage.
RESTRICTIONS: The fund may borrow only for temporary or emergency purposes, but not in an amount exceeding 331/3% of its total assets.
FUNDAMENTAL INVESTMENT POLICIES AND RESTRICTIONS
Some of the policies and restrictions discussed on the preceding pages are fundamental, that is, subject to change only by shareholder approval. The following paragraphs restate all those that are fundamental. All policies stated throughout this prospectus, other than those identified in the following paragraphs, can be changed without shareholder approval.
The fund seeks to provide a high current yield exempt from federal income tax.
The fund will normally invest so that at least 80% of its income is exempt from federal income tax.
With respect to 75% of its total assets, the fund may not purchase a security if, as a result, more than 5% would be invested in the securities of any one issuer.
The fund may not invest more than 25% of its total assets in any one industry.
The fund may borrow only for temporary or emergency purposes, but not in an amount exceeding 33% of its total assets.
BREAKDOWN OF EXPENSES
Like all mutual funds, the fund pays fees related to its daily operations. Expenses paid out of the fund's assets are reflected in its share price or dividends; they are neither billed directly to shareholders nor deducted from shareholder accounts.
The fund pays a MANAGEMENT FEE to FMR for managing its investments and business affairs. The fund also pays OTHER EXPENSES, which are explained at right.
FMR may, from time to time, agree to reimburse the fund for management fees and other expenses above a specified limit. FMR retains the ability to be repaid by the fund if expenses fall below the specified limit prior to the end of the fiscal year. Reimbursement arrangements, which may be terminated at any time without notice, can decrease the fund's expenses and boost its performance.
MANAGEMENT FEE
The management fee is calculated and paid to FMR every month. The fee is calculated by adding a group fee rate to an individual fund fee rate, and multiplying the result by the fund's average net assets.
The group fee rate is based on the average net assets of all the mutual funds advised by FMR. This rate cannot rise above .37%, and it drops as total assets under management increase.
For November 1996, the group fee rate was        .1429%. The individual
fund fee rate is .25%. The total management fee rate for the fiscal year
ended November 30, 1996        was .40%.
UNDERSTANDING THE
MANAGEMENT FEE
The management fee FMR
receives is designed to be
responsive to changes in
FMR's total assets under
management. Building this
variable into the fee
calculation assures
shareholders that they will
pay a lower rate as FMR's
assets under management
increase.
(checkmark)
OTHER EXPENSES
While the management fee is a significant component of the fund's annual operating costs, the fund has other expenses as well.
FSC performs many transaction and accounting functions. These services include processing shareholder transactions, valuing the fund's investments, and handling securities loans. In the fiscal year ended
November 30, 1996, FSC    received fees equal to .15% of the fund's
average net assets.
The fund also pays other expenses, such as legal, audit, and custodian fees; proxy solicitation costs; and the compensation of trustees who are not affiliated with Fidelity.
The fund has adopted a Distribution and Service Plan. This plan recognizes that FMR may use its resources, including management fees, to pay expenses associated with the sale of fund shares. This may include payments to third parties, such as banks or broker-dealers, that provide shareholder support services or engage in the sale of the fund's shares. It is important to note, however, that the fund does not pay FMR any separate fees for this service.
The fund's portfolio turnover rate for the fiscal year ended November 30,
1996 was    53    %. This rate varies from year to year.
   YOUR ACCOUNT


DOING BUSINESS WITH FIDELITY
Fidelity Investments was established in 1946 to manage one of America's first mutual funds. Today, Fidelity is the largest mutual fund company in the country, and is known as an innovative provider of high-quality financial services to individuals and institutions.
In addition to its mutual fund business, the company operates one of America's leading discount brokerage firms, Fidelity Brokerage Services, Inc. (FBSI). Fidelity is also a leader in providing tax-sheltered retirement plans for individuals investing on their own or through their employer.
Fidelity is committed to providing investors with practical information to make investment decisions. Based in Boston, Fidelity provides customers with complete service 24 hours a day, 365 days a year, through a network of telephone service centers around the country.
To reach Fidelity for general information, call these numbers:
(small solid bullet) For mutual funds, 1-800-544-8888
(small solid bullet) For brokerage, 1-800-544-7272
If you would prefer to speak with a representative in person, Fidelity has
over    80     walk-in Investor Centers across the country.
TYPES OF ACCOUNTS
You may set up an account directly in the fund or, if you own or intend to purchase individual securities as part of your total investment portfolio, you may consider investing in the fund through a brokerage account.
You may purchase or sell shares of the fund through an investment professional, including a broker, who may charge you a transaction fee for this service. If you invest through FBSI, another financial institution, or an investment professional, read their program materials for any special provisions, additional service features or fees that may apply to your investment in the fund. Certain features of the fund, such as the minimum initial or subsequent investment amounts, may be modified.
The different ways to set up (register) your account with Fidelity are listed in the table that follows.
WAYS TO SET UP YOUR ACCOUNT
INDIVIDUAL OR JOINT TENANT
FOR YOUR GENERAL INVESTMENT NEEDS
Individual accounts are owned by one person. Joint accounts can have two or more owners (tenants).
GIFTS OR TRANSFERS TO A MINOR (UGMA, UTMA)
TO INVEST FOR A CHILD'S EDUCATION OR OTHER FUTURE NEEDS
These custodial accounts provide a way to give money to a child and obtain tax benefits. An individual can give up to $10,000 a year per child without paying federal gift tax. Depending on state laws, you can set up a custodial account under the Uniform Gifts to Minors Act (UGMA) or the Uniform Transfers to Minors Act (UTMA).
TRUST
FOR MONEY BEING INVESTED BY A TRUST
The trust must be established before an account can be opened.
BUSINESS OR ORGANIZATION
FOR INVESTMENT NEEDS OF CORPORATIONS, ASSOCIATIONS, PARTNERSHIPS, OR OTHER
GROUPS
Requires a special application.
HOW TO BUY SHARES
THE FUND'S SHARE PRICE, called net asset value (NAV), is calculated every business day. The fund's shares are sold without a sales charge.
Shares are purchased at the next share price calculated after your investment is received and accepted. Share price is normally calculated at 4 p.m. Eastern time.
IF YOU ARE NEW TO FIDELITY, complete and sign an account application and mail it along with your check. You may also open your account in person or by wire as described on page . If there is no application accompanying this prospectus, call 1-800-544-8888.
IF YOU ALREADY HAVE MONEY INVESTED IN A FIDELITY FUND, you can:
(small solid bullet) Mail in an application with a check, or
(small solid bullet) Open your account by exchanging from another Fidelity fund.
If you buy shares by check or Fidelity Money Line(registered trademark), and then sell those shares by any method other than by exchange to another Fidelity fund, the payment may be delayed for up to seven business days to ensure that your previous investment has cleared.
MINIMUM INVESTMENTS
TO OPEN AN ACCOUNT  $2,500
TO ADD TO AN ACCOUNT  $250
Through regular investment plans* $100
MINIMUM BALANCE $   2    ,000
* FOR MORE INFORMATION ABOUT REGULAR INVESTMENT PLANS, PLEASE REFER TO "INVESTOR SERVICES", PAGE .
These minimums may vary for investments through Fidelity Portfolio Advisory Services. Refer to the program materials for details.

                                      TO OPEN AN ACCOUNT                            TO ADD TO AN ACCOUNT

Phone 1-800-544-777 (phone_graphic)   (small solid bullet) Exchange from another    (small solid bullet) Exchange from another
                                      Fidelity fund account                         Fidelity fund account
                                      with the same                                 with the same
                                      registration, including                       registration, including
                                      name, address, and                            name, address, and
                                      taxpayer ID number.                           taxpayer ID number.
                                                                                    (small solid bullet) Use Fidelity Money
                                                                                    Line to transfer from
                                                                                    your bank account. Call
                                                                                    before your first use to
                                                                                    verify that this service
                                                                                    is in place on your
                                                                                    account. Maximum
                                                                                    Money Line: $50,000.



Mail (mail_graphic)   (small solid bullet) Complete and sign the    (small solid bullet) Make your check
                      application. Make your                        payable to "Fidelity
                      check payable to                              Municipal Income
                      "Fidelity Municipal                           Fund." Indicate your
                      Income Fund." Mail to                         fund account number
                      the address indicated                         on your check and mail
                      on the application.                           to the address printed
                                                                    on your account
                                                                    statement.
                                                                    (small solid bullet) Exchange by mail: call
                                                                    1-800-544-6666 for
                                                                    instructions.



In Person (hand_graphic)   (small solid bullet) Bring your application    (small solid bullet) Bring your check to a
                           and check to a Fidelity                        Fidelity Investor Center.
                           Investor Center. Call                          Call 1-800-544-9797 for
                           1-800-544-9797 for the                         the center nearest you.
                           center nearest you.



Wire (wire_graphic)   (small solid bullet) Call 1-800-544-7777 to     (small solid bullet) Wire to:
                      set up your account                             Bankers Trust
                      and to arrange a wire                           Company,
                      transaction.                                    Bank Routing
                      (small solid bullet) Wire within 24 hours to:   #021001033,
                      Bankers Trust                                   Account #00163053.
                      Company,                                        Specify "Fidelity
                      Bank Routing                                    Municipal Income
                      #021001033,                                     Fund" and include your
                      Account #00163053.                              account number and
                      Specify "Fidelity                               your name.
                      Municipal Income
                      Fund" and include your
                      new account number
                      and your name.



Automatically (automatic_graphic)   (small solid bullet) Not available.   (small solid bullet) Use Fidelity Automatic
                                                                          Account Builder. Sign
                                                                          up for this service
                                                                          when opening your
                                                                          account, or call
                                                                          1-800-544-6666 to add
                                                                          it.



(tdd_graphic) TDD - Service for the Deaf and Hearing Impaired: 1-800-544-0118


HOW TO SELL SHARES
You can arrange to take money out of your fund account at any time by selling (redeeming) some or all of your shares. Your shares will be sold at the next share price calculated after your order is received and accepted. Share price is normally calculated at 4 p.m. Eastern time.
IF YOU ARE SELLING SOME BUT NOT ALL OF YOUR SHARES, leave at least
$   2    ,000 worth of shares in the account to keep it open.
TO SELL SHARES BY BANK WIRE OR FIDELITY MONEY LINE, you will need to sign up for these services in advance.
CERTAIN REQUESTS MUST INCLUDE A SIGNATURE GUARANTEE. It is designed to protect you and Fidelity from fraud. Your request must be made in writing and include a signature guarantee if any of the following situations apply:
(small solid bullet) You wish to redeem more than $100,000 worth of shares, (small solid bullet) Your account registration has changed within the last 30 days,
(small solid bullet) The check is being mailed to a different address than the one on your account (record address),
(small solid bullet) The check is being made payable to someone other than the account owner, or
(small solid bullet) The redemption proceeds are being transferred to a Fidelity account with a different registration.
You should be able to obtain a signature guarantee from a bank, broker (including Fidelity Investor Centers), dealer, credit union (if authorized under state law), securities exchange or association, clearing agency, or savings association. A notary public cannot provide a signature guarantee. SELLING SHARES IN WRITING
Write a "letter of instruction" with:
(small solid bullet) Your name,
(small solid bullet) The fund's name,
(small solid bullet) Your fund account number,
(small solid bullet) The dollar amount or number of shares to be redeemed,
and
(small solid bullet) Any other applicable requirements listed in the table that follows.
Unless otherwise instructed, Fidelity will send a check to the record address. Deliver your letter to a Fidelity Investor Center, or mail it to:
Fidelity Investments
P.O. Box 660602
Dallas, TX 75266-0602
CHECKWRITING
If you have a checkbook for your account, you may write an unlimited number of checks. Do not, however, try to close out your account by check.
      ACCOUNT TYPE   SPECIAL REQUIREMENTS


Phone 1-800-544-777 (phone_graphic)              All account types     (small solid bullet) Maximum check request:
                                                                       $100,000.
                                                                       (small solid bullet) For Money Line transfers to
                                                                       your bank account; minimum:
                                                                       $10; maximum: $100,000.
                                                                       (small solid bullet) You may exchange to other
                                                                       Fidelity funds if both
                                                                       accounts are registered with
                                                                       the same name(s), address,
                                                                       and taxpayer ID number.

Mail or in Person (mail_graphic)(hand_graphic)   Individual, Joint     (small solid bullet) The letter of instruction must
                                                 Tenant,               be signed by all persons
                                                 Sole Proprietorship   required to sign for
                                                 , UGMA, UTMA          transactions, exactly as their
                                                 Trust                 names appear on the
                                                                       account.
                                                                       (small solid bullet) The trustee must sign the
                                                                       letter indicating capacity as
                                                 Business or           trustee. If the trustee's name
                                                 Organization          is not in the account
                                                                       registration, provide a copy of
                                                                       the trust document certified
                                                                       within the last 60 days.
                                                                       (small solid bullet) At least one person
                                                 Executor,             authorized by corporate
                                                 Administrator,        resolution to act on the
                                                 Conservator,          account must sign the letter.
                                                 Guardian              (small solid bullet) Include a corporate
                                                                       resolution with corporate seal
                                                                       or a signature guarantee.
                                                                       (small solid bullet) Call 1-800-544-6666 for
                                                                       instructions.

Wire (wire_graphic)                              All account types     (small solid bullet) You must sign up for the wire
                                                                       feature before using it. To
                                                                       verify that it is in place, call
                                                                       1-800-544-6666. Minimum
                                                                       wire: $5,000.
                                                                       (small solid bullet) Your wire redemption request
                                                                       must be received    and
                                                                          accepted     by Fidelity before 4
                                                                       p.m. Eastern time for money
                                                                       to be wired on the next
                                                                       business day.



Check (check_graphic)   All account types   (small solid bullet) Minimum check: $500.
                                            (small solid bullet) All account owners must sign
                                            a signature card to receive a
                                            checkbook.



(tdd_graphic) TDD - Service for the Deaf and Hearing Impaired: 1-800-544-0118


INVESTOR SERVICES
Fidelity provides a variety of services to help you manage your account. INFORMATION SERVICES
FIDELITY'S TELEPHONE REPRESENTATIVES are available 24 hours a day, 365 days a year. Whenever you call, you can speak with someone equipped to provide the information or service you need.
24-HOUR SERVICE
ACCOUNT ASSISTANCE
1-800-544-6666
ACCOUNT TRANSACTIONS
1-800-544-7777
PRODUCT INFORMATION
1-800-544-8888
RETIREMENT ACCOUNT
ASSISTANCE
1-800-544-4774
TOUCHTONE XPRESSSM
1-800-544-5555
 AUTOMATED SERVICE
(checkmark)
STATEMENTS AND REPORTS that Fidelity sends to you include the following:
(small solid bullet) Confirmation statements (after every transaction, except reinvestments, that affects your account balance or your account registration)
(small solid bullet) Account statements (quarterly)
(small solid bullet) Financial reports (every six months)







To reduce expenses, only one copy of most financial reports and prospectuses will be mailed to your household, even if you have more than one account in the fund. Call 1-800-544-6666 if you need copies of financial reports, prospectuses, or historical account information. TRANSACTION SERVICES
EXCHANGE PRIVILEGE. You may sell your fund shares and buy shares of other Fidelity funds by telephone or in writing.
Note that exchanges out of the fund are limited to four per calendar year, and that they may have tax consequences for you. For details on policies and restrictions governing exchanges, including circumstances under which a shareholder's exchange privilege may be suspended or revoked, see page . SYSTEMATIC WITHDRAWAL PLANS let you set up periodic redemptions from your account.
FIDELITY MONEY LINE(registered trademark) enables you to transfer money by phone between your bank account and your fund account. Most transfers are complete within three business days of your call.
REGULAR INVESTMENT PLANS
One easy way to pursue your financial goals is to invest money regularly. Fidelity offers convenient services that let you transfer money into your fund account, or between fund accounts, automatically. While regular investment plans do not guarantee a profit and will not protect you against loss in a declining market, they can be an excellent way to invest for a home, educational expenses, and other long-term financial goals.
REGULAR INVESTMENT PLANS
FIDELITY AUTOMATIC ACCOUNT BUILDERSM
TO MOVE MONEY FROM YOUR BANK ACCOUNT TO A FIDELITY FUND

MINIMUM   FREQUENCY     SETTING UP OR CHANGING
$100      Monthly or    (small solid bullet) For a new account, complete the
          quarterly     appropriate section on the fund
                        application.
                        (small solid bullet) For existing accounts, call
                        1-800-544-6666 for an application.
                        (small solid bullet) To change the amount or frequency of
                        your investment, call 1-800-544-6666 at
                        least three business days prior to your
                        next scheduled investment date.


DIRECT DEPOSIT
TO SEND ALL OR A PORTION OF YOUR PAYCHECK OR GOVERNMENT CHECK TO A FIDELITY
FUNDA

MINIMUM   FREQUENCY    SETTING UP OR CHANGING
$100      Every pay    (small solid bullet) Check the appropriate box on the fund
          period       application, or call 1-800-544-6666 for an
                       authorization form.
                       (small solid bullet) Changes require a new authorization
                       form.


FIDELITY AUTOMATIC EXCHANGE SERVICE
TO MOVE MONEY FROM A FIDELITY MONEY MARKET FUND TO ANOTHER FIDELITY FUND

MINIMUM   FREQUENCY        SETTING UP OR CHANGING
$100      Monthly,         (small solid bullet) To establish, call 1-800-544-6666 after
          bimonthly,       both accounts are opened.
          quarterly, or    (small solid bullet) To change the amount or frequency of
          annually         your investment, call 1-800-544-6666.


A BECAUSE ITS SHARE PRICE FLUCTUATES, THE FUND MAY NOT BE AN APPROPRIATE CHOICE FOR DIRECT DEPOSIT OF YOUR ENTIRE CHECK.
   SHAREHOLDER AND ACCOUNT POLICIES


DIVIDENDS, CAPITAL GAINS, AND TAXES
The fund distributes substantially all of its net investment income and capital gains to shareholders each year. Income dividends are declared daily and paid monthly. Capital gains are normally distributed in January and December.
DISTRIBUTION OPTIONS
When you open an account, specify on your application how you want to receive your distributions. If the option you prefer is not listed on the application, call 1-800-544-6666 for instructions. The fund offers four options:
1. REINVESTMENT OPTION. Your dividend and capital gain distributions will be automatically reinvested in additional shares of the fund. If you do not indicate a choice on your application, you will be assigned this option.
2. INCOME-EARNED OPTION. Your capital gain distributions will be automatically reinvested, but you will be sent a check for each dividend distribution.
3. CASH OPTION. You will be sent a check for your dividend and capital gain distributions.
4. DIRECTED DIVIDENDS(registered trademark) OPTION. Your dividend and capital gain distributions will be automatically invested in another identically registered Fidelity fund.
Dividends will be reinvested at the fund's NAV on the last day of the month. Capital gain distributions will be reinvested at the NAV as of the date the fund deducts the distribution from its NAV. The mailing of distribution checks will begin within seven days.
UNDERSTANDING
DISTRIBUTIONS
As a fund shareholder, you
are entitled to your share of
the fund's net income and
gains on its investments. The
fund passes its earnings
along to its investors as
DISTRIBUTIONS.
The fund earns interest from
its investments. These are
passed along as DIVIDEND
DISTRIBUTIONS. The fund may
realize capital gains if it sells
securities for a higher price
than it paid for them. These
are passed along as CAPITAL
GAIN DISTRIBUTIONS.
(checkmark)
TAXES
As with any investment, you should consider how an investment in a tax-free fund could affect you. Below are some of the fund's tax implications.
TAXES ON DISTRIBUTIONS. Interest income that the fund earns is distributed to shareholders as income dividends. Interest that is federally tax-free remains tax-free when it is distributed.
However, gain on the sale of tax-free bonds results in taxable distributions. Short-term capital gains and a portion of the gain on bonds purchased at a discount are taxed as dividends. Long-term capital gain distributions are taxed as long-term capital gains. These distributions are taxable when they are paid, whether you take them in cash or reinvest them. However, distributions declared in December and paid in January are taxable as if they were paid on December 31. Fidelity will send you and the IRS a statement showing the tax status of the distributions paid to you in the previous year.
The interest from some municipal securities is subject to the federal alternative minimum tax. The fund may invest up to 100% of its assets in these securities. Individuals who are subject to the tax must report this interest on their tax returns.
A portion of the fund's dividends may be free from state or local taxes. Income from investments in your state are often tax-free to you. Each year, Fidelity will send you a breakdown of the fund's income from each state to help you calculate your taxes.
During the fiscal year ended November 30, 1996,    100    % of the fund's
income dividends was free from federal income tax and    12.46    % of the
fund's income dividends was subject to the federal alternative minimum tax. TAXES ON TRANSACTIONS. Your redemptions - including exchanges to other Fidelity funds - are subject to capital gains tax. A capital gain or loss is the difference between the cost of your shares and the price you receive when you sell them.
Whenever you sell shares of the fund, Fidelity will send you a confirmation statement showing how many shares you sold and at what price. You will also receive a consolidated transaction statement every January. However, it is up to you or your tax preparer to determine whether this sale resulted in a capital gain and, if so, the amount of tax to be paid. Be sure to keep your regular account statements; the information they contain will be essential in calculating the amount of your capital gains.
"BUYING A DIVIDEND." If you buy shares when the fund has realized but not yet distributed income or capital gains, you will pay the full price for the shares and then receive a portion of the price back in the form of a taxable distribution.
TRANSACTION DETAILS
THE FUND IS OPEN FOR BUSINESS each day the New York Stock Exchange (NYSE) is open. Fidelity normally calculates the fund's NAV as of the close of business of the NYSE, normally 4 p.m. Eastern time.
THE FUND'S NAV is the value of a single share. The NAV is computed by adding the value of the fund's investments, cash, and other assets, subtracting its liabilities, and then dividing the result by the number of shares outstanding.
The fund's assets are valued primarily on the basis of market quotations, if available. Since market quotations are often unavailable, assets are usually valued by a method that the Board of Trustees believes accurately reflects fair value.
THE FUND'S OFFERING PRICE (price to buy one share) and REDEMPTION PRICE (price to sell one share) are its NAV.
WHEN YOU SIGN YOUR ACCOUNT APPLICATION, you will be asked to certify that your Social Security or taxpayer identification number is correct and that you are not subject to 31% backup withholding for failing to report income to the IRS. If you violate IRS regulations, the IRS can require the fund to withhold 31% of your taxable distributions and redemptions.
YOU MAY INITIATE MANY TRANSACTIONS BY TELEPHONE. Fidelity may only be liable for losses resulting from unauthorized transactions if it does not follow reasonable procedures designed to verify the identity of the caller. Fidelity will request personalized security codes or other information, and may also record calls. You should verify the accuracy of your confirmation statements immediately after you receive them. If you do not want the ability to redeem and exchange by telephone, call Fidelity for instructions.
IF YOU ARE UNABLE TO REACH FIDELITY BY PHONE (for example, during periods of unusual market activity), consider placing your order by mail or by visiting a Fidelity Investor Center.
THE FUND RESERVES THE RIGHT TO SUSPEND THE OFFERING OF SHARES for a period of time. The fund also reserves the right to reject any specific purchase order, including certain purchases by exchange. See "Exchange Restrictions" on page . Purchase orders may be refused if, in FMR's opinion, they would disrupt management of the fund.
WHEN YOU PLACE AN ORDER TO BUY SHARES, your order will be processed at the next offering price calculated after your order is received and accepted. Note the following:
(small solid bullet) All of your purchases must be made in U.S. dollars and checks must be drawn on U.S. banks.
(small solid bullet) Fidelity does not accept cash.
(small solid bullet) When making a purchase with more than one check, each check must have a value of at least $50.
(small solid bullet) The fund reserves the right to limit the number of checks processed at one time.
(small solid bullet) If your check does not clear, your purchase will be cancelled and you could be liable for any losses or fees the fund or its transfer agent has incurred.
(small solid bullet) You begin to earn dividends as of the first business day following the day of your purchase.
TO AVOID THE COLLECTION PERIOD associated with check and Money Line purchases, consider buying shares by bank wire, U.S. Postal money order, U.S. Treasury check, Federal Reserve check, or direct deposit instead. CERTAIN FINANCIAL INSTITUTIONS that have entered into sales agreements with FDC may enter confirmed purchase orders on behalf of customers by phone, with payment to follow no later than the time when the fund is priced on the following business day. If payment is not received by that time, the financial institution could be held liable for resulting fees or losses. WHEN YOU PLACE AN ORDER TO SELL SHARES, your shares will be sold at the next NAV calculated after your request is received and accepted. Note the following:
(small solid bullet) Normally, redemption proceeds will be mailed to you on the next business day, but if making immediate payment could adversely affect the fund, it may take up to seven days to pay you.
(small solid bullet) Shares will earn dividends through the date of redemption; however, shares redeemed on a Friday or prior to a holiday will continue to earn dividends until the next business day.
(small solid bullet) Fidelity Money Line redemptions generally will be credited to your bank account on the second or third business day after your phone call.
(small solid bullet) The fund may hold payment on redemptions until it is reasonably satisfied that investments made by check or Fidelity Money Line have been collected, which can take up to seven business days.
(small solid bullet) Redemptions may be suspended or payment dates postponed when the NYSE is closed (other than weekends or holidays), when trading on the NYSE is restricted, or as permitted by the SEC.
(small solid bullet) If you sell shares by writing a check and the amount of the check is greater than the value of your account, your check will be returned to you and you may be subject to additional charges.
FIDELITY RESERVES THE RIGHT TO DEDUCT AN ANNUAL MAINTENANCE FEE of $12.00 from accounts with a value of less than $2,500, subject to an annual
maximum charge of $   24    .00 per shareholder. It is expected that
accounts will be valued on the second Friday in November of each year. Accounts opened after September 30 will not be subject to the fee for that year. The fee, which is payable to the transfer agent, is designed to offset in part the relatively higher costs of servicing smaller accounts.
Th   is     fee will not be deducted from    Fidelity brokerage accounts,
    retirement accounts (except non-prototype retirement accounts),
accounts using regular investment plans, or if total assets    with
Fidelity exceed $   3    0,000. Eligibility for the $   3    0,000 waiver
is determined by aggregating Fidelity accounts maintained by FSC or FBSI which are registered under the same social security number or which list the same social security number for the custodian of a Uniform Gifts/Transfers to Minors Act account.
IF YOUR ACCOUNT BALANCE FALLS BELOW $   2    ,000, you will be given 30
days' notice to reestablish the minimum balance. If you do not increase your balance, Fidelity reserves the right to close your account and send the proceeds to you. Your shares will be redeemed at the NAV on the day your account is closed.
FIDELITY MAY CHARGE A FEE FOR SPECIAL SERVICES, such as providing historical account documents, that are beyond the normal scope of its services.
FDC may, at its own expense, provide promotional incentives to qualified recipients who support the sale of shares of the fund without reimbursement from the fund. Qualified recipients are securities dealers who have sold fund shares or others, including banks and other financial institutions, under special arrangements in connection with FDC's sales activities. In some instances, these incentives may be offered only to certain institutions whose representatives provide services in connection with the sale or expected sale of significant amounts of shares.
EXCHANGE RESTRICTIONS
As a shareholder, you have the privilege of exchanging shares of the fund for shares of other Fidelity funds. However, you should note the following:
(small solid bullet) The fund you are exchanging into must be available for sale in your state.
(small solid bullet) You may only exchange between accounts that are registered in the same name, address, and taxpayer identification number. (small solid bullet) Before exchanging into a fund, read its prospectus. (small solid bullet) If you exchange into a fund with a sales charge, you pay the percentage-point difference between that fund's sales charge and any sales charge you have previously paid in connection with the shares you are exchanging. For example, if you had already paid a sales charge of 2% on your shares and you exchange them into a fund with a 3% sales charge, you would pay an additional 1% sales charge.
(small solid bullet) Exchanges may have tax consequences for you.
(small solid bullet) Because excessive trading can hurt fund performance and shareholders, the fund reserves the right to temporarily or permanently terminate the exchange privilege of any investor who makes more than four exchanges out of the fund per calendar year. Accounts under common ownership or control, including accounts with the same taxpayer identification number, will be counted together for purposes of the four exchange limit.
(small solid bullet) The fund reserves the right to refuse exchange purchases by any person or group if, in FMR's judgment, the fund would be unable to invest the money effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected.
(small solid bullet) Your exchanges may be restricted or refused if the fund receives or anticipates simultaneous orders affecting significant portions of the fund's assets. In particular, a pattern of exchanges that coincides with a "market timing" strategy may be disruptive to the fund. Although the fund will attempt to give you prior notice whenever it is reasonably able to do so, it may impose these restrictions at any time. The fund reserves the right to terminate or modify the exchange privilege in the future.
OTHER FUNDS MAY HAVE DIFFERENT EXCHANGE RESTRICTIONS, and may impose administrative fees of up to $7.50 and redemption fees of up to 1.50% on exchanges. Check each fund's prospectus for details.





This prospectus is printed on recycled paper using soy-based inks.
PART C. OTHER INFORMATION
Item 15. Indemnification
 Article XI, Section 2 of the Declaration of Trust sets forth the reasonable and fair means for determining whether indemnification shall be provided to any past or present Trustee or officer. It states that the Registrant shall indemnify any present or past Trustee or officer to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any claim, action, suit, or proceeding in which he is involved by virtue of his service as a Trustee, an officer, or both. Additionally, amounts paid or incurred in settlement of such matters are covered by this indemnification. Indemnification will not be provided in certain circumstances, however. These include instances of willful misfeasance, bad faith, gross negligence, and reckless disregard of the duties involved in the conduct of the particular office involved.
 Pursuant to Section 11 of the Distribution Agreement, the Registrant agrees to indemnify and hold harmless the Distributor and each of its directors and officers and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act against any loss, liability, claim, damages or expense arising by reason of any person acquiring any shares, based upon the ground that the registration statement, Prospectus, Statement of Additional Information, shareholder reports or other information filed or made public by the Registrant included a materially misleading statement or omission. However, the Registrant does not agree to indemnify the Distributor or hold it harmless to the extent that the statement or omission was made in reliance upon, and in conformity with, information furnished to the Registrant by or on behalf of the Distributor. The Registrant does not agree to indemnify the parties against any liability to which they would be subject by reason of willful misfeasance, bad faith, gross negligence, and reckless disregard of the obligations and duties under the Distribution Agreement.
 Pursuant to the agreement by which Fidelity Service Company, Inc. ("Service") is appointed sub-transfer agent, the Transfer Agent agrees to indemnify Service for Service's losses, claims, damages, liabilities and expenses (including reasonable counsel fees and expenses) (losses) to the extent that the Transfer Agent is entitled to and receives indemnification from the Portfolio for the same events. Under the Transfer Agency Agreement, the Registrant agrees to indemnify and hold the Transfer Agent harmless against any losses, claims, damages, liabilities, or expenses (including reasonable counsel fees and expenses) resulting from:
 (1) any claim, demand, action or suit brought by any person other than the Registrant, including by a shareholder which names the Transfer Agent and/or the Registrant as a party and is not based on and does not result from the Transfer Agent's willful misfeasance, bad faith or negligence or reckless disregard of duties, and arises out of or in connection with the Transfer Agent's performance under the Transfer Agency Agreement; or
 (2) any claim, demand, action or suit (except to the extent contributed to by the Transfer Agent's willful misfeasance, bad faith or negligence or reckless disregard of duties) which results from the negligence of the Registrant, or from the Transfer Agent's acting upon any instruction(s) reasonably believed by it to have been executed or communicated by any person duly authorized by the Registrant, or as a result of the Transfer Agent's acting in reliance upon advice reasonably believed by the Transfer Agent to have been given by counsel for the Registrant, or as a result of the Transfer Agent's acting in reliance upon any instrument or stock certificate reasonably believed by it to have been genuine and signed, countersigned or executed by the proper person.
Item 16. Exhibits
(1) Amended and Restated Declaration of Trust, dated January 19, 1995, is incorporated herein by reference to Exhibit 1(a) of Post-Effective Amendment No. 55.
(2) Bylaws of the Trust are incorporated herein by reference to Exhibit 2(a) of Fidelity Union Street Trust's (File No. 2-50318) Post-Effective Amendment No. 87.
(3) Not applicable.
(4)(a) Agreement and Plan of Reorganization among Fidelity Union Street
Trust: Spartan Municipal Income Fund and Fidelity Court Street Trust:
Fidelity Municipal Income Fund is filed herein as Exhibit 1 to the Proxy Statement and Prospectus.
(b) Agreement and Plan of Reorganization among Fidelity Union Street Trust:
Spartan Arizona Municipal Income Fund and Fidelity Court Street Trust:
Fidelity Municipal Income Fund is filed herein as Exhibit 2 to the Proxy Statement and Prospectus.
(c) Agreement and Plan of Reorganization among Fidelity Union Street Trust:
Spartan Maryland Municipal Income Fund and Fidelity Court Street Trust:
Fidelity Municipal Income Fund is filed herein as Exhibit 3 to the Proxy Statement and Prospectus.
(5) ARTICLE VIII of the Amended and Restated Declaration of Trust, dated January 19, 1995, is incorporated herein by reference to Exhibit 1(a) of Post-Effective Amendment No. 55.
(6)(a) Management Contract between Spartan Florida Municipal Income Portfolio (currently known as Spartan Florida Municipal Income Fund) and Fidelity Management & Research Company, dated February 20, 1992, is incorporated herein by reference to Exhibit 5(b) of Post-Effective Amendment No. 53.
(b) Management Contract between Spartan New Jersey Municipal High Yield Portfolio (currently known as Spartan New Jersey Municipal Income Fund) and Fidelity Management & Research Company, dated January 1, 1992, is incorporated herein by reference to Exhibit 5(c) of Post-Effective Amendment No. 54.
(c) Management Contract between Spartan Connecticut Municipal High Yield Portfolio (currently known as Spartan Connecticut Municipal Income Fund) and Fidelity Management & Research Company, dated January 1, 1992, is incorporated herein by reference to Exhibit 5(d) of Post-Effective Amendment No. 55.
(d) Management Contract between Fidelity High Yield Tax-Free Portfolio (currently known as Fidelity Municipal Income Fund) and Fidelity Management & Research Company, dated December 1, 1994, is incorporated herein by reference to Exhibit 5(a) of Post-Effective Amendment No. 54.
(7)(a) General Distribution Agreement between Fidelity High Yield Municipals (currently known as Fidelity Municipal Income Fund) and Fidelity Distributors Corporation, dated April 1, 1987, is incorporated herein by reference to Exhibit 6(a) of Post-Effective Amendment No. 54.
(b) General Distribution Agreement between Fidelity New Jersey Tax-Free High Yield Portfolio (currently known as Spartan New Jersey Municipal Income Fund) and Fidelity Distributors Corporation, dated August 10, 1987, is incorporated herein by reference to Exhibit 6(b) of Post-Effective Amendment No. 54.
(c) General Distribution Agreement between Fidelity Connecticut Tax-Free Portfolio (currently known as Spartan Connecticut Municipal Income Fund) and Fidelity Distributors Corporation, dated October 15, 1987, is incorporated herein by reference to Exhibit 6(c) of Post-Effective Amendment No. 55.
(d) Amendment to the General Distribution Agreement between Fidelity High Yield Municipals (currently known as Fidelity Municipal Income Fund) and Fidelity Distributors Corporation, dated January 1, 1988, is incorporated herein by reference to Exhibit 6(d) of Post-Effective Amendment No. 54.
(e) Amendment to the General Distribution Agreement between Fidelity New Jersey Tax-Free High Yield Portfolio (currently known as Spartan New Jersey Municipal Income Fund) and Fidelity Distributors Corporation, dated January 1, 1988, is incorporated herein by reference to Exhibit 6(e) of Post-Effective Amendment No. 54.
(f) Amendment to the General Distribution Agreement between Fidelity Connecticut Municipal High Yield Portfolio (currently known as Spartan Connecticut Municipal Income Fund) and Fidelity Distributors Corporation, dated May 10, 1994, is incorporated herein by reference to Exhibit 6(f) of Post-Effective Amendment No. 55.
(g) General Distribution Agreement between Spartan Florida Municipal Income Portfolio (currently known as Spartan Florida Municipal Income Fund) and Fidelity Distributors Corporation, dated February 20, 1992, is incorporated herein by reference to Exhibit 6(g) of Post-Effective Amendment No. 53.
(h) Amendments to the General Distribution Agreement between Fidelity Court Street Trust on behalf of Spartan New Jersey Municipal Income Fund and Fidelity Distributors Corporation, dated March 14, 1996 and July 15, 1996, are incorporated herein by reference to Exhibit 6(b) of Post-Effective Amendment No. 61.
(i) Amendments to the General Distribution Agreement between Fidelity Court Street Trust on behalf of Fidelity Municipal Income Fund, Spartan Connecticut Municipal Income Fund, Spartan Florida Municipal Income Fund and Fidelity Distributors Corporation, dated March 14, 1996 and July 15, 1996, are incorporated herein by reference to Exhibit 6(a) of Post-Efffective Amendment No. 61.
(8)(a) Retirement Plan for Non-Interested Person Trustees, Directors or General Partners, as amended on November 16, 1995, is incorporated herein by reference to Exhibit 7(a) of Fidelity Select Portfolio's (File No. 2-69972) Post-Effective Amendment No. 54.
(b) The Fee Deferral Plan for Non-Interested Person Directors and Trustees
of the   Fidelity Funds, effective as of September 14, 1995 and amended through November 14, 1996, is incorporated herein by reference to Exhibit 7(b) of Fidelity Aberdeen Street Trust's (File No. 33-43529) Post-Effective Amendment No. 19.
(9)(a) Custodian Agreement, Appendix B, and Appendix C, dated December 1, 1994, between UMB Bank, n.a. and the Registrant is incorporated herein by reference to Exhibit 8 of Post-Effective Amendment No. 28.
(b) Appendix A, dated October 17, 1996, to the Custodian Agreement, dated December 1, 1994, between UMB Bank, n.a. and the Registrant is incorporated herein by reference to Exhibit 8(a) of Fidelity Court Street Trust's Post-Effective Amendment No. 61 (File No. 2-58774).
(10)(a) Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity High Yield Tax-Free Portfolio (currently known as Fidelity Municipal Income
Fund) is incorporated herein by reference to Exhibit 15(a) of Post-Effective Amendment No. 54.
(b) Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity New Jersey Tax-Free High Yield Portfolio (currently known as Spartan New Jersey Municipal Income Fund) is incorporated herein by reference to Exhibit 15(b) of Post-Effective Amendment No. 54.
(c) Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Connecticut Tax-Free Portfolio (currently known as Spartan Connecticut Municipal Income Fund) is incorporated herein by reference to Exhibit 15(c) of Post-Effective Amendment No. 55.
(d) Distribution and Service Plan pursuant to Rule 12b-1 for Spartan Florida Municipal Income Portfolio (currently known as Spartan Florida Municipal Income Fund) is incorporated herein by reference to Exhibit 15(d) of Post-Effective Amendment No. 53.
(11) Opinion and Consent of counsel (K&L) as to the legality of shares being registered is filed herein as Exhibit 11.
(12)(a) Opinion and Consent of counsel (K&L) as to tax matters in connection with the reorganization of Spartan Municipal Income Fund is filed herein as Exhibit 12(a).
(b) Opinion and Consent of counsel (K&L) as to tax matters in connection with the reorganization of Spartan Arizona Municipal Income Fund is filed herein as Exhibit 12(b).
(c) Opinion and Consent of counsel (K&L) as to tax matters in connection with the reorganization of Spartan Maryland Municipal Income Fund is filed herein as Exhibit 12(c).
(13) Not applicable.
(14) Consent of Coopers & Lybrand LLP is filed herein as Exhibit 14.
(15) Pro-Forma Financial Statements for the period ended April 30, 1997 are filed herein as Exhibit 15.
(16) Powers of Attorney, dated December 19, 1996, January 3, 1997, and March 6, 1997, are filed herein as Exhibit 16.
(17) Rule 24f-2 Notice for Registrant's fiscal year ended November 30, 1996 is filed herein as Exhibit 17.
Item 17. Undertakings
 (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of the prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
 (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each Post-Effective Amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on the 20th day of June 1997.
      Fidelity Court Street Trust
      By /s/Edward C. Johnson 3d (dagger)
        Edward C. Johnson 3d, President
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     (Signature)    (Title)   (Date)


/s/Edward C. Johnson 3d  (dagger)    President and Trustee           June 20, 1997

Edward C. Johnson 3d                 (Principal Executive Officer)



/s/Kenneth A. Rathgeber     *        Treasurer                       June 20, 1997

Kenneth A. Rathgeber



/s/J. Gary Burkhead                  Trustee                         June 20, 1997

J. Gary Burkhead



/s/Ralph F. Cox                 **   Trustee                         June 20, 1997

Ralph F. Cox



/s/Phyllis Burke Davis      **       Trustee                         June 20, 1997

Phyllis Burke Davis



/s/Robert M. Gates           ***     Trustee                         June 20, 1997

Robert M. Gates



/s/E. Bradley Jones            **    Trustee                         June 20, 1997

E. Bradley Jones



/s/Donald J. Kirk               **   Trustee                         June 20, 1997

Donald J. Kirk



/s/Peter S. Lynch               **   Trustee                         June 20, 1997

Peter S. Lynch



/s/Marvin L. Mann            **      Trustee                         June 20, 1997

Marvin L. Mann



/s/William O. McCoy        **        Trustee                         June 20, 1997

William O. McCoy



/s/Gerald C. McDonough  **           Trustee                         June 20, 1997

Gerald C. McDonough



/s/Thomas R. Williams      **        Trustee                         June 20, 1997

Thomas R. Williams




(dagger) Signatures affixed by J.Gary Burkhead pursuant to a power of attorney dated January 3, 1997 and filed herewith.
* Signature affixed by John H. Costello pursuant to a power of attorney dated December 19, 1996 and filed herewith.
** Signature affixed by Robert C. Hacker pursuant to a power of attorney dated December 19, 1996 and filed herewith.
*** Signature affixed by Robert C. Hacker pursuant to a power of attorney dated March 6, 1997 and filed herewith.